Form 20-F
period 2024-12-31
EUDA Health Holdings Ltd
filed 2025-04-29
CIK 1847846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

60 Kaki Bukit Place, #03-01

Eunos Techpark, Singapore 415979

+65 6327 1110

(Address of principal executive offices)

Alfred Lim
Chief Executive Officer

60 Kaki Bukit Place, #03-01

Eunos Techpark, Singapore 415979

+65 6327 1110

alfred.lim@euda.com

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

As of December 31, 2024, there were 37,153,049 ordinary shares outstanding.

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains “forward-looking statements” with respect to our financial condition, results of operations and business, plans, objectives and strategies. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “commit,” “advance,” “likely” or similar expressions that convey the prospective nature of events or outcomes. The forward-looking statements are based on the current expectations of the Company’s management and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by the Company and the following:

● uncertainties and risks relating to the Company’s recent strategic shift from medical services to the wellness industry;

● the ability to successfully integrate newly acquired businesses, adopt new business model and add new service offerings;

● risks relating to direct sales of stem cell therapies rendered by third parties in China, and the litigation and regulatory risks associated with that;

● reliance on agreements or strategic relationships with third parties who have developed the technological solutions offered by the Company or the distribution rights to the services offered by the Company;

● geopolitical risk and changes in applicable laws or regulations, and regional economic, regulatory and competitive risks in different markets in Southeast Asia;

● the ability to raise additional capital to fund our operations;

● the accuracy of our projections and estimates regarding our expenses, capital requirements, cash utilization, and need for additional financing;

● expectations regarding the Company’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures;

● the ability to invest in growth initiatives and pursue acquisition opportunities;

● risks related to having a relatively new management team with limited experience of working together and of managing a public company;

● limited liquidity and trading of the Company’s securities;

● the ability to maintain the listing of the Company’s ordinary shares on Nasdaq;

● the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors;

and

● litigation and regulatory risks, including the diversion of management’s time and attention and the additional costs and demands on the Company’s resources.

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

There is no assurance that the Company can achieve the desired strategic and financial benefits from its acquisition of CK Health

On May 8, 2024, the Company acquired all of the then issued and outstanding shares of Fortress Cove Limited, a British Virgin Islands business company (“FCL”) which was the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn. Bhd., a Malaysian company (“CK Health”) in the business of direct sales of wellness products, therapies and services, for an aggregate consideration of $15.0 million paid in the form of 8,571,428 shares (“Consideration Shares”) based on the $1.75 per share price pursuant to a Share Purchase Agreement dated May 6, 2024 (as amended and supplemented, the “CK Health Share Purchase Agreement”). EUDA accounted for the acquisition of FCL as the purchase of an asset under U.S. GAAP. The cost of the asset acquisition exceeds the fair value of FCL’s assets acquired and liabilities assumed pursuant to the CK Health Share Purchase Agreement. Although the Company plans to generate material sales revenue from CK Health’s holistic wellness consumer products and services (e.g., wellness therapies services, licensing services of bioenergy cabins, and a wellness membership program), there is no assurance that the Company can achieve the desired strategic and financial benefits from this acquisition. For the fiscal year ended December 31, 2024, CK Health has generated a total of $89,023 of revenue, representing approximately 2.2% of the Company’s total revenue. See “5A. Operating Results – Recent Development” for details.

CK Health is a new company that has no operations prior to April 1, 2024 other than start up activities. Its business model remains to be proven.

FCL incurred a net loss of $19,788 and had a working capital deficit of $19,311 as of December 31, 2023. J&S Associate PLT’s audit report for FCL’s financial statements for the period from November 2, 2023 (inception) through December 31, 2023 contains an explanatory paragraph that expresses substantial doubt about FCL’s ability to continue as a going concern. FCL had no operations or assets other than CK Health which is a start-up company that has no operations prior to April 1, 2024 other than start up activities. As of the date of this report, CK Health has signed two agency contracts giving it the exclusive rights to distribute certain collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, and certain bioenergy cabins in Malaysia. CK Health is a new company with an unproven business plan with risks inherent in sales of retail products and use of agents paid on commissions based on sales. If this new business fails, it could result in material financial and reputational harm to the Company. As a result, the value of our shares could decline substantially and investors may lose part or all of their investments.

CK Health has no experience in direct sales of stem cell therapy services rendered in China. There could be risks inherent in this new line of business that is not yet known to us at this time.

On April 22, 2025, CK Health entered into a collaboration agreement with Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement with Key Lock, CK Health will purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock will use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. CK Health has no experience in direct sales of stem cell therapy services. Since these therapy services will be rendered in third-party treatment centers in China, there could be risks inherent in this new line of business that is not yet known to the Company at this time. CK Health does not have the exclusive right to sell Guangdong Cell Biotech’s stem cell services in Singapore or Malaysia. This collaboration agreement is terminable by either party with one month’s notice of termination. If Key Lock loses its rights to distribute services for Guangdong Cell Biotech, it is very likely that EUDA will also lose its rights to distribute Guangdong Cell Biotech’s stem cell therapies in Singapore and Malaysia.

A significant shareholder of the Company holds demand registration rights for a significant number of ordinary shares and the resale of these shares could cause a significant decline on the trading price of the Company’s ordinary shares.

In connection with the acquisition of CK Health, the Company issued to the former shareholders of Fortress Cove Limited an aggregate of 8,571,428 ordinary shares, 40% of which were issued to Mr. Meng Dong (James) Tan who holds approximately 25% of the currently issued and outstanding ordinary shares of the Company. Mr. Meng Dong (James) Tan also has the right to demand the Company at any time in his sole direction to file a registration statement with the SEC for the resale of any or all of these 8,571,428 ordinary shares. The resale of these shares could cause a significant decline on the trading price of the Company’s ordinary shares.

The Company has a new Chief Operating Officer, a part-time Interim Chief Financial Officer and management team has limited experience of working together.

Effective April 21, 2025, Mr. John Ang joined EUDA as its Chief Operating Officer. Effective September 3, 2024, Ms. Vivian Tay served as the Company’s part-time Interim Chief Financial Officer while the Company searches for a full-time successor CFO. The Company’s management team is currently comprised of Mr. Alfred Lim, the Chief Executive Officer and Executive Director, Mr. John Ang, the Chief Operating Officer, and Ms. Vivian Tay, the Interim Chief Financial Officer. The Company’s management team have limited experience of working together, managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern U.S. public company. Loss of any one of them would likely harm the Company’s ability to implement its business strategy and respond to the rapidly changing market conditions in which it operates. The Company cannot assure you that management will succeed in working together as a team. In the event that the Company is unable to retain or integrate its management team, its business, prospects, and operations could be adversely impacted.

Uncertainties and risks accompany our strategy to shift from medical services to the wellness industry.

In September 2023, the Company decided to streamline its medical service operations by closing down clinics to reduce overhead costs and further loss from operations as the demand in our services were much lower in the post Covid-19 era. This decision to streamline certain medical-related business unit represented a strategic shift that had a major effect on the Company’s medical services financial results, and qualifies as discontinued operations under ASC205-20. See “Note 5 – Discontinued Operations” of consolidated financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 for details. As a result, the Company’s current primary operations remained with its property management services. Although management has started to generate sales revenue from CK Health’s wellness consumer products and services, and is actively exploring opportunities to expand its wellness services offerings in the non-invasive healthcare market in Asia (e.g., by expanding its services offerings to include stem cell therapy services), there is no assurance that it will be successful in its efforts. See Item 4. “Information on the Company”

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability continue as a “going concern.”

The Company had a net loss of approximately $15.4 million and $10.0 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company’s negative working capital deficit was approximately $3.4 million, and the Company had cash of approximately $0.2 million. The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2020. In September 2023, we have streamlined our medical service operations to minimize any further losses as the demand in our services were much lower in the post Covid-19 era. It is currently expected that the Company will continue to have an ongoing need to raise additional cash from outside sources to fund its business operations and any expansion plan. There is no assurance that the Company’s capital raising efforts will be successful. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. Further, the Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements contained elsewhere in this Form 20-F do not include any adjustments that might result from the outcome of this uncertainty.

EUDA and our independent registered public accounting firm identified material weakness in the Company’s internal control over financial reporting, and if EUDA is unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business.

The Company produces our consolidated financial statements in accordance with the requirements of U.S. GAAP. Effective internal controls are necessary for EUDA to provide reliable financial reports to help mitigate the risk of fraud and to operate as a publicly traded company. Prior to the Business Combination, EUDA was a private company with limited accounting personnel and other resources with which to address internal controls and procedures. EUDA and our independent registered public accounting firm identified material weaknesses in the Company’s internal controls over financial reporting in connection with the audits of EUDA’s financial statements for the year ended December 31, 2024 and 2023. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that was identified related to: (i) the lack of appropriate controls in the financial reporting process, specifically related to account reconciliations. As a result of this material weakness, the Company’s management concluded that our internal control over financial reporting was not effective as of December 31, 2024 and 2023. EUDA is in the process of developing a plan to remediate this material weakness and will continue to identify additional appropriate remediation measures. However, the material weakness will not be considered remediated until the remediation plan has been fully implemented, the applicable controls are fully operational for a sufficient period of time, and the Company has concluded, through testing, that the newly implemented and enhanced controls are operating effectively.

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

EUDA’s operations have consumed substantial funds since inception. It will continue to require substantial funding to support its continuing operations. The Company also intends to continue to make significant investments to support business growth, respond to business challenges or opportunities, expand its products and services offerings, and potentially acquire complementary businesses and technologies. EUDA may seek to use equity or debt financings to raise additional funds to support its continuing operations and support growth initiatives. In February 2023, Alfred Lim, Executive Director of EUDA, provided a working capital loan in the amount of $128,750 to EUDA. From January to May 2023, James Tan, the former Chief Executive officer of 8i loaned the Company with an aggregate amount of $500,700. In May 2023, EUDA initiated efforts to raise up to $4,000,000 from the sale of ordinary shares at $1.00 per share. Between May and July, 2023, EUDA raised an aggregate of $790,000 from the sale of 790,000 shares of restricted ordinary shares at $1.00 per share. Between May and June 2023, as a result of a number of transactions between EUDA and each of its then CEO and two current shareholders who held promissory notes or claims against EUDA, EUDA was able to settle in full its debt obligations in the aggregate amount of $1,617,606 by issuing a total of 1,345,739 ordinary shares to these three creditors, two of whom are related parties to EUDA. In March 2024, the Company paid its two then executive officers and an executive director an aggregate of 295,361 ordinary shares in lieu of cash compensation to conserve cash. In March 2024, the Company and James Tan entered into a settlement agreement pursuant to which the Company issued to James Tan convertible note in the aggregate amount of $24,004 in full satisfaction of a then outstanding loan and extended the maturity date of the then outstanding loan to March 14, 2025. In March 2024, the Company and an affiliate of James Tan entered into a settlement agreement pursuant to which the Company issued James Tan’s affiliate a convertible note in the aggregate amount of $911,373 in full satisfaction of certain outstanding loans and service payments. From March 14, 2024 to the date of this report, 8i Enterprises Pte Ltd (“8iEPL”), an affiliate of James Tan has extended a loan in the aggregate amount of $1,021,000 to EUDA. Alfred Lim has also provided an additional loan of $90,000 to EUDA. (see “Item 7B. Related Party Transactions”). During the fiscal year 2024 to the date of this report, an unaffiliated third party also extended a loan of $511,000 to EUDA. There are no assurances that related parties or unaffiliated third parties will accept shares of the Company as payment for any of their future loans or services to the Company.

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

The Company’s management team is comprised of Mr. Alfred Lim, the Chief Executive Officer and an Executive Director, Mr. John Ang, the Chief Operating Officer and Ms. Vivian Tay, the Interim Chief Financial Officer. The Company’s management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, the Company is subject to significant obligations relating to reporting, procedures and internal controls, and its management team may not successfully or efficiently manage such obligations. These obligations and scrutiny has required, and will continue to require, significant attention from the Company’s management and could divert their attention away from the day-to-day management of its business, which could adversely affect its business, financial condition, and results of operations.

EUDA’s future success depends on the Company’s ability to continue attracting, developing, motivating and retaining highly qualified and skilled employees. EUDA’s success also depends, to a significant extent, on the continued services of the individual members of the management team and the Board, who have substantial experience in the different jurisdictions in which they operate. Between June 2024 and February 2025, our former CEO and former CFO left EUDA. Between January and May 2023, four former independent directors left EUDA’s Board. Although highly qualified director nominees were subsequently identified and appointed to fill the vacancies, there is no guarantee that EUDA can continue to retain its current directors. As competition for qualified individuals in the industry could intensify, EUDA may incur significant time and costs to attract and replace key personnel, including Board members.

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

EUDA’s expansion into bioenergy cabins therapies and other wellness services may not yield expected returns, which could materially and adversely affect the Company’s business, financial condition, and results of operations.

EUDA has allocated significant resources to sales of CK Health’s wellness consumer products and services and exploration of opportunities in other wellness services (which include direct sales of stem cell therapies in Singapore and Malaysia). The acquisition of CK Health and the direct sales of bioenergy cabins therapy packages has continued to require considerable upfront costs which include costs related to setting up three centers in Malaysia, consultancy and licensing fees. On April 22, 2025, CK Health entered into a collaboration agreement with Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement with Key Lock, CK Health will purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock will use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. Stem cell therapies is a relatively new service in a nascent market in China. Once CK Health starts to sell stem cell therapies packages in Singapore and Malaysia, it expects to incur significant marketing costs. If anticipated consumer demand, regulatory approvals, or projected growth from these initiatives are not realized, the Company may not recover its investments, which could materially and adversely affect its business, financial condition, and results of operations.

EUDA’s reliance on the Southeast Asian and Chinese markets for its wellness services and stem cell therapies exposes it to regional economic, regulatory, and competitive risks that could adversely impact its growth and profitability.

EUDA’s business model is heavily reliant on the non-invasive healthcare markets and economies of Southeast Asia and China. These populous markets are exposed to volatile economic conditions, stringent healthcare regulations, and shifting consumer preferences. The Company’s wellness services (including the stem cell therapy which became available to CK Health for direct sales in Singapore and Malaysia starting late April 2025) depend on sustained demand from aging populations and targeted consumer segments. Economic volatility, regulatory changes, or failure to achieve broad market acceptance could hinder EUDA’s ability to meet its expansion goals. Additionally, competition from established and emerging players in the non-invasive healthcare sector may make it hard for us to penetrate the market and adversely impact growth prospects, operations, and its financial condition.

The non-invasive healthcare and biotechnology industries are rapidly evolving, and if EUDA Health’s services fail to remain competitive or gain market acceptance, its business prospects could be materially harmed.

The non-invasive healthcare market for EUDA’s wellness services (including the stem cell therapies which became available to CK Health for direct sales in Singapore and Malaysia in late April 2025) are in their early stages of development and subject to rapid technological and regulatory changes. EUDA’s success will depend on its ability to demonstrate the efficacy and value of its bioenergy cabins therapies which claim to enhance detoxification and vitality, and of the stem cell therapies (it plans to sell), which claim to target various disorders. If consumers, healthcare providers, or regulators question the safety, effectiveness, or affordability of these offerings, or if competitors introduce superior alternatives, EUDA’s services may not achieve the anticipated market adoption. Negative publicity regarding patient outcomes, data privacy, or regulatory compliance in these fields could further hinder acceptance, materially impacting the Company’s business, financial condition, and results of operations.

EUDA’s future success will largely depend on the integration, performance, and market execution risks of stem cell therapies developed by a third party.

Success of EUDA’s direct sales of stem cell therapies will largely depend on the efficacy of the stem cell therapy services rendered by Guangdong Cell Biotech in one of its treatment centers in China, and its ability to effectively operate its treatment centers, expand storage capacity, and deliver tailored regenerative treatments. Any delays or failures to align strategic objectives, or meet quality and service standards could significantly harm EUDA’s brand and reputation. Additionally, the premium nature of stem cell treatments and storage may limit demand if economic conditions weaken or competitors offer more accessible alternatives. Since EUDA’s ability to sell stem cell therapies will depend on its agreement with an authorized distributor of Guangdong Cell Biotech, the loss of such agreement, failure to achieve targeted storage and treatment volumes, or reputational damage from operational missteps could have a material adverse effect on EUDA’s business, market presence, and financial condition.

EUDA’s short operating history and the rapidly evolving nature of the industry make it difficult to assess the Company’s success and predict the risks and challenges it may encounter.

As EUDA’s business operations began only in 2019, its short operating history and the recent shift from medical services to the wellness industry make it difficult to evaluate and assess the likelihood of EUDA’s success, its future business and prospects, and the risks and challenges that EUDA may encounter. These risks and challenges include EUDA’s ability to:

●	attract new consumers to use EUDA’s products and services;
●	retain consumers purchasing healthcare products and services;
●	encourage both new and existing consumers to adopt new offerings;
●	increase the number of consumers subscribing to CK Health’s network and related offerings;
●	expand the number of subscription and wellness programs that EUDA manages;
●	improve user engagement and loyalty through personalized wellness plans;
●	enhance customer education and awareness, particularly around innovative therapies like stem cells and bioenergy therapy;
●	comply with current and future laws and regulations affecting the healthcare and wellness sectors;
●	monitor and adapt to regulatory changes around supplements and alternative therapies;
●	manage cross-border compliance for international expansion or distribution of products;
●	anticipate macroeconomic trends that affect consumer behavior and healthcare spending;
●	adapt to pricing changes in stem cell and bioenergy therapies, and supplements;
●	innovate in response to evolving consumer preferences toward preventive and holistic healthcare;
●	react to challenges posed by existing competitors and new market entrants;
●	differentiate through innovation and integrated wellness solutions;
●	maintain and strengthen brand credibility in both medical and wellness markets;
●	proactively manage public perception of stem cell and bioenergy therapies;
●	mitigate reputational risks from misinformation, adverse outcomes, or regulatory scrutiny;
●	scale infrastructure and customer support to meet anticipated growing demand;
●	optimize logistics for sensitive product handling (e.g., cold chain for stem cells);
●	integrate new technology platforms and streamline internal systems.

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

EUDA operates in a highly competitive and rapidly evolving industry, and we expect that competition will increase as a result of consolidation in the healthcare industry and also from new entrants in the markets in which we operate. The Company’s future growth and success will depend on its ability to successfully compete with other companies that provide similar services and other healthcare organizations that seek to build and operate competing services and newer companies that provide similar services at substantially lower prices.

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

EUDA anticipates that it will continue to depend on relationships with third parties, including partner organizations and technology and healthcare providers to grow the Company’s business. As of the date of this report, CK Health has signed two agency contracts giving it the exclusive rights to distribute certain collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, and certain bioenergy cabins in Malaysia. In April 2025, CK Health entered into a collaboration agreement with Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), ”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement with Key Lock, CK Health will purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock will use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. CK Health does not have the exclusive right to sell Guangdong Cell Biotech’s stem cell services in Singapore or Malaysia. This collaboration agreement is terminable by either party with one month’s notice of termination. If Key Lock loses its rights to distribute services for Guangdong Cell Biotech, it is very likely that EUDA will also lose its rights to distribute Guangdong Cell Biotech’s stem cell therapies in Singapore and Malaysia. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. The Company’s competitors may be more effective in incentivizing such potential partners to favor their products or services over EUDA’s. In addition, acquisitions of EUDA’s existing and potential partners by competitors could result in a decrease in the number of EUDA’s current and potential clients, as partners may no longer facilitate the adoption of EUDA’s services to potential clients.

If EUDA is unsuccessful in establishing or maintaining relationships with third parties, the Company’s ability to compete in the marketplace or to grow the Company’s revenue could be impaired and the results of operations may suffer. Even if the Company is successful, it cannot assure investors that these relationships will result in increased client use of its products and services offerings or increased revenue. While EUDA expects that these relationships will continue, it cannot guarantee that they will. Any material changes in government regulations, or the loss of these affiliations, could impair the Company’s ability to provide services to members and clients and could have a material adverse effect on the Company’s business, financial condition and results of operations.

If EUDA is not able to develop new competitive and market relevant services that are adopted by clients, or if EUDA fails to provide high quality support services required by its clients, EUDA’s growth prospects, revenues and operating results could be materially and adversely affected.

EUDA’s longer-term operating results and revenue growth will depend in part on its ability to successfully develop and sell new services that existing and potentially new clients want and are willing to purchase. EUDA needs to continuously invest significant resources to enhance existing, and introduce new services, and provide high-quality support services to clients and prospective clients. If EUDA is unable to predict or adapt to changes in user preferences or industry or regulatory changes, or if the Company is unable to add on or modify its services on a timely basis in response to those changes, clients may not purchase from EUDA, and EUDA’s services may be perceived as less competitive or somewhat obsolete. If EUDA’s products and services offerings are not responsive to the needs of clients, are not appropriately timed with market opportunity, or are not effectively brought to market, it could have a material adverse impact on operating results. EUDA’s success also depends on successfully providing high-quality support services to resolve any issues related to EUDA’s services, as they are important for the successful marketing and sale of services and for the renewal of existing clients. If EUDA fails to provide the appropriate after-sales service, including follow-up with clients after their cell therapies to ensure proper post-treatment support and care, the Company’s ability to sell additional services to existing clients would suffer and EUDA’s reputation with existing or potential clients would be harmed.

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

EUDA’s marketing efforts depend significantly on EUDA’s ability to call upon current clients to provide positive references to new and potential clients. The loss or dissatisfaction of any client, especially long-term clients, could substantially harm EUDA’s brand and reputation, inhibit widespread adoption of the Company’s solutions and services and impair the Company’s ability to attract new clients and members and retain existing clients and members. Any of these consequences could lower EUDA’s annual net dollar retention rate and/or cause loss of future and potential revenue and thereby have a material adverse effect on EUDA’s business, financial condition and results of operations.

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

Over the longer term, EUDA may require significant resources and management attention for international expansion, which will subject EUDA to differing regulatory, economic and political risks. EUDA’s international expansion efforts may not be successful in creating demand for EUDA’s products and services outside of the Southeast Asian region, or in effectively selling the Company’s solutions in the international markets EUDA may enter, due to the Company’s limited experience with these international operations. In addition, EUDA will face risks in doing business internationally that could adversely affect EUDA’s business, including, but not limited to, the following:

●	the need to localize and adapt EUDA’s products and services for each specific countries the Company seeks to expand into, including translation into foreign languages and associated expenses;
●	different data privacy and healthcare laws of the various jurisdictions in which EUDA may operate;
●	difficulties in staffing and managing foreign operations;
●	contrasting pricing environments, longer payment cycles and collections issues;
●	exposure to new and multiple sources of competition;
●	laws and business practices favoring local competitors and trade partners;
●	complexity of various governmental laws and regulations, including employment, healthcare, tax, privacy and data protection laws and regulations;
●	increased financial accounting and reporting burdens and complexities;
●	restrictions on fund transfers;
●	foreign exchange risks from fluctuations in value of currencies;
●	adverse tax consequences; and
●	unstable economic and political conditions of the economies in which EUDA may operate.

As EUDA’s businesses operate internationally, the Company must adhere to the various laws and regulation of the respective jurisdictions. Failure to adhere to these regulations could put the Company at risk of statutory actions and cessation of operations and fines, litigation and compensation claims from customers which could have material adverse effect on the Company’s business, financial condition, and results of operations. If any arrangements and agreements EUDA has with its partners or customers are found to violate local laws and regulations, the Company’s business, financial condition and its ability to operate in those jurisdictions could be adversely impacted.

Legal (Compliance/Security)

EUDA could incur significant costs as a result of any claim or lawsuit of infringement of another party’s intellectual property rights.

There has been significant litigation in different parts of the world involving patents and other intellectual property rights in recent years. Companies that are in the technology industries are increasingly bringing and becoming subject to lawsuits alleging infringement of proprietary rights, particularly patent rights, and EUDA’s competitors and other third parties may hold patents or have pending patent applications that could be related to EUDA’s business. In the event that EUDA receives notices in the future that claim EUDA or its clients, who are using EUDA’s products and services have misappropriated or misused other parties’ intellectual property rights, particularly as competition grows and the functionality of applications amongst competitors overlap. If EUDA is sued or served a legal notice by a third party that claims that EUDA’s technology infringes its rights, the litigation, whether or not successful, could be extremely costly to defend, divert EUDA’s management’s time, attention and resources, damage EUDA’s reputation and brand and substantially harm EUDA’s business.

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

Services provided by EUDA are highly dependent on clients’ data, which involve the storage and transmission of clients’ proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees, clients and others, as well as protected health information. Due to the extreme sensitivity of the information EUDA stores and transmits, the security features of the Company’s computers and systems, network, and communications systems infrastructure are critical to the success of the Company’s business. A breach or failure in the Company’s security measures could occur from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks or ransom related attacks by computer hackers, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events.

As cyber threats continue to evolve with the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks, EUDA may be required to expend additional resources to continue to enhance information security measures or to investigate and remediate any information security vulnerabilities. If EUDA’s security measures fail or are breached, it could result in unauthorized persons accessing sensitive client data and a loss of or damage to the Company’s data, resulting in an inability to access data sources, process data, or provide services to the Company’s clients. The occurrence of such failures or breaches of EUDA’s security measures, or any inability to effectively resolve such failures or breaches in a timely manner, could severely damage the Company’s reputation, adversely affect client or investor confidence in the Company, and reduce the demand for its services from existing and potential clients. In addition, EUDA could face litigation, damages for contractual breaches, monetary penalties, or regulatory actions for violation of applicable laws or regulations and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. While EUDA has outsourced security measures to a third-party agency as preventive measures to protect the integrity of the Company’s clients’ and members’ information, this solution might not be comprehensive enough to ensure the safety of such data. Although EUDA maintains adequate insurance coverage covering certain security and privacy damages and claim expenses, EUDA may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security lapse or a breach related incident.

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

ITEM 4. INFORMATION ON THE COMPANY

Founded in 2019 and headquartered in Singapore, EUDA is committed to redefining the delivery of non-invasive healthcare across Southeast Asia and China. The Company targets the rapidly expanding non-invasive healthcare market, aiming to address the region’s evolving healthcare needs through innovative, technology-driven solutions. EUDA Health’s strategy is anchored in wellness services (including the bioenergy cabins therapies and the stem cell therapies which have recently become available to EUDA for direct sales), designed to deliver accessible, holistic, and transformative care.

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

Streamlining of Medical Services – September 2023

In September 2023, the Company decided to streamline its medical service operations by closing down clinics to reduce overhead costs and further loss from operations as the demand in our services were much lower in the post Covid-19 era. This decision to streamline certain medical-related business unit represented a strategic shift that had a major effect on the Company’s medical services financial results, and qualifies as discontinued operations under ASC205-20. See “Note 5 – Discontinued Operations” of consolidated financial statements for the fiscal years ended December 31, 2024, 2023 and 2022 for details. As a result, the Company’s current primary operations remained with its property management services. However, management is actively seeking new investments and businesses to acquire or develop other healthcare services.

Acquisition of CK Health – May 2024

On May 6, 2024, the Company entered into a Share Purchase Agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited, a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products in Malaysia. Pursuant to the Share Purchase Agreement, we have agreed to acquire the entire issued capital of CK Health for an aggregate consideration of $15.0 million paid in the form of 8,571,428 shares (“Consideration Shares”) based on the $1.75 per share price pursuant to the CK Health Share Purchase Agreement. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA is also a 40% shareholder of Fortress Cove Limited. For the fiscal year ended December 31, 2024, revenue generated from CK Health accounted for approximately 2.1% of our total revenue.

Collaboration Agreement with Key Lock – April 2025

On April 22, 2025, CK Health entered into a collaboration agreement with Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. It currently has 37 established stem cell and DNA medical treatment facilities in China and presence in Indonesia and Cambodia. Pursuant to the terms of a distribution agreement between Guangdong Cell Biotech and Key Lock dated April 21, 2025, Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement between CK Health and Key Lock, CK Health will purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock will use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. This collaboration agreement is terminable by either party with one month’s notice of termination.

Property Management Services

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

Revenues from EUDA’s property management services increased from approximately $3.7 million for the year ended December 31, 2023 to approximately $3.9 million for the year ended December 31, 2024. EUDA generates revenue primarily from services in connection with property management service fees. Property management service fees are obtained from contractually recurring revenue from common area management and security management services which it provides to retail and residential properties.

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

Aging population to strain healthcare resources

The aging population is becoming one of the most pressing challenges for healthcare systems globally. According to the World Health Organization (“WHO”), by 2030, 1 in 6 people in the world will be aged 60 years or older, and by 2050, the number of people aged 60 and above will double to 2.1 billion. This demographic shift is primarily driven by longer life expectancy and declining birth rates, particularly in developed and emerging economies. As the elderly population grows, healthcare systems must adapt to meet their complex medical needs.

Older adults are more likely to suffer from multiple chronic conditions such as heart disease, diabetes, arthritis, and dementia. In the United States, for example, around 80% of adults aged 65 and older have at least one chronic condition, and 68% have two or more. These conditions require long-term management, regular monitoring, and often expensive medications or treatments. This leads to increased hospital admissions, longer stays, and higher healthcare expenditures—placing a heavy financial and operational burden on healthcare infrastructure.

In addition to rising costs, healthcare systems are also facing workforce shortages and capacity limitations. The demand for geriatricians, nurses, and long-term caregivers is growing faster than the supply. According to the WHO, the global shortage of health workers could reach 10 million by 2030, especially in low- and middle-income countries. Long-term care facilities are becoming overwhelmed, and informal caregivers—typically family members—are under increasing pressure. Without strategic investment in healthcare infrastructure, workforce development, and technology-driven solutions, countries may struggle to provide quality care to their aging populations.

Healthcare cost has outpaced economic growth

One of the most pressing challenges facing the healthcare industry today is the rapid rise in healthcare costs, which has consistently outpaced economic growth in many countries. While advances in medical technology, increased life expectancy, and expanded access to care have improved health outcomes, they have also driven up the cost of delivering care. In many economies, particularly those with aging populations and chronic disease burdens, healthcare spending is consuming a growing share of national GDP.

For instance, in OECD countries, healthcare expenditures have been rising faster than GDP for over a decade, creating sustainability concerns for both public health systems and private insurers. In the United States, healthcare spending reached approximately 18% of GDP, far surpassing other developed nations, with similar trends emerging in parts of Europe and Asia. This disconnect between healthcare spending and economic performance puts financial pressure on governments, businesses, and individuals alike.

As a result, many healthcare systems are being forced to make difficult choices, such as cutting services, increasing patient out-of-pocket costs, or delaying infrastructure investments. The growing cost burden also highlights the urgent need for systemic reform—focusing on value-based care, preventive health, digital innovation, and more efficient models of service delivery. Without proactive measures, the gap between rising healthcare costs and slower economic growth could compromise both access to care and long-term system sustainability.

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

Opportunities for EUDA

Combatting Rising Healthcare Costs

EUDA offers a dual approach to reducing healthcare costs with its bioenergy cabins and stem cell therapies. The bioenergy cabins promote detoxification, vitality enhancement, and immune system strengthening, providing an affordable, preventative health solution that reduces the need for long-term medical treatments. Management believes that stem cell therapies could replace or complement traditional, expensive treatments for chronic diseases, offering cost-effective alternatives by targeting the root causes of conditions such as diabetes, arthritis, and cardiovascular disease.

Expanding Access to Healthcare Services

To address healthcare access disparities, EUDA’s bioenergy cabins can be an essential tool for health and wellness maintenance in underserved regions. By promoting detoxification and immune function, the capsules provide an affordable option for people who may not have access to regular healthcare services. As to stem cell therapies, although currently, they must be performed at third party treatment centers in China, EUDA has plans to leverage telemedicine platforms to deliver consultations and treatments remotely, increasing access to cutting-edge therapies for patients in remote or underserved areas.

Reducing Healthcare Workforce Pressures

By promoting overall health and preventative care through its bioenergy cabins, EUDA can help reduce the demand for in-person healthcare visits and chronic disease management, alleviating pressure on healthcare professionals. The capsules’ focus on enhancing vitality and strengthening the immune system can reduce the incidence of illness, allowing healthcare workers to focus on more complex cases. In addition, management believes that stem cell therapies offer the potential to address chronic conditions more effectively, reducing long-term healthcare needs and improving patient quality of life.

Leading Healthcare Wellness Transformation

EUDA is uniquely positioned to drive the wellness transformation in healthcare. By combining bioenergy cabins and stem cell therapies, EUDA plans to offer a holistic approach to health improvement, addressing everything from detoxification and skin health to immune function and chronic disease prevention. As the healthcare landscape shifts toward preventative care, EUDA can leverage its products to offer natural, sustainable solutions that empower individuals to take control of their health before issues become more serious and costly.

Addressing Chronic Disease and Aging Population Needs

Stem cell therapies present a transformative solution to the aging population and the growing burden of chronic diseases. By offering regenerative medicine, EUDA hopes to provide therapies that target the root causes of conditions like osteoarthritis, heart disease, and neurodegenerative diseases, reducing the need for lifelong pharmaceutical treatments. Additionally, bioenergy cabins can play a role in improving overall health, promoting detoxification and enhancing vitality, helping elderly individuals maintain better quality of life and reducing reliance on long-term medical interventions.

Competitive Strengths

EUDA believes that the following competitive strengths helped differentiate it from its competitors:

Diverse and Synergistic Products and Services Offerings

EUDA’s strength lies in its dual-core business model that spans both bioenergy wellness products and stem cell therapies. The bioenergy cabins are formulated to promote detoxification, boost vitality, strengthen the immune system, and improve skin health, making them an effective daily wellness supplement. Meanwhile, the stem cell therapy EUDA plans to sell focuses on regenerative treatments for chronic illnesses, age-related degeneration, and tissue repair. This combination will allow EUDA to serve consumers from daily wellness support to cutting-edge therapeutic care.

Commitment to Scientific Rigor and Product Efficacy

EUDA prioritizes science-based innovation, with products and therapies developed through third parties’ extensive research and validation. The stem cell therapies are believed to be based on clinically tested protocols, while the bioenergy cabins are backed by studies supporting their functional health benefits. This focus on quality and efficacy helps build consumer confidence and establishes EUDA as a credible player in both the wellness and regenerative medicine spaces.

Early-Mover Advantage in Regenerative and Preventive Health

With increasing demand for natural wellness products and non-invasive regenerative treatments, EUDA has positioned itself as an early mover in markets that are still emerging. While many healthcare companies are focused solely on either reactive care or supplements, EUDA’s integrated approach gives it an early-mover advantage, allowing it to build brand recognition, clinical networks, and patient trust ahead of the curve.

Scalable International Business Model

EUDA has strategically designed its operations to be scalable across international markets, including Asia, the Middle East, and beyond. Its manufacturing and distribution infrastructure is adaptable to local regulatory frameworks, and its therapies and supplements are tailored to meet diverse cultural and healthcare preferences. Management believes that this flexibility will enable EUDA to respond quickly to new market opportunities and establish partnerships with clinics, wellness centers, and healthcare providers worldwide.

Customer-Centric Product Strategy

EUDA places a strong emphasis on understanding the real needs of consumers and patients. Its bioenergy cabins are developed to support daily energy, immunity, and skin health—issues commonly faced in modern lifestyles. Its planned stem cell therapies offering, on the other hand, will be tailored for patients seeking long-term healing or rejuvenation. This focus on outcome-based product development ensures ongoing relevance and customer loyalty.

EUDA’s Growth Strategy

EUDA’s growth strategies include the following:

Product Line Expansion

EUDA’s product line expansion focuses on deepening its core offerings in both bioenergy wellness and regenerative stem cell therapies to meet growing consumer and clinical demands. For its bioenergy cabins line, EUDA plans to introduce targeted formulations addressing specific health goals such as anti-aging, immune defense, energy enhancement, and skin revitalization, catering to a health-conscious demographic seeking natural, daily wellness support. On the therapeutic side, EUDA aims to broaden its stem cell applications to cover more complex conditions, including joint degeneration, cardiovascular issues, and skin regeneration, supported by ongoing research and clinical validation. This strategic expansion not only enhances product diversity but also strengthens EUDA’s positioning across both preventive and advanced care markets.

Geographical Expansion

EUDA’s geographical expansion strategy targets high-growth regions with increasing demand for wellness products and regenerative therapies. In the Asia-Pacific, the company is strengthening its footprint in countries like Malaysia, Singapore, and notably China, where rising middle-class health awareness and government support for biotech innovation create a fertile environment for both bioenergy cabins and stem cell treatments. EUDA plans to establish strategic partnerships with local clinics, wellness chains, and healthcare institutions in China to facilitate distribution and clinical collaboration. This phased, region-specific expansion allows EUDA to scale efficiently while addressing distinct consumer health needs across diverse global markets.

Strategic Partnerships and Alliances

EUDA’s growth will depend on its ability to build strategic partnerships and alliances across key markets and sectors. The company is actively forming collaborations with wellness centers, private clinics, hospitals, and healthcare providers to offer its stem cell therapies through established medical networks, accelerating adoption and enhancing treatment accessibility. For its bioenergy cabins, EUDA is looking at partnering with regional distributors, pharmacies, and health-focused retail chains to expand its market reach and improve product availability.

Brand Awareness and Consumer Education

EUDA places strong emphasis on brand awareness and consumer education as a key pillar of its growth strategy. The company is committed to building a trusted and recognizable brand that stands for scientific integrity, natural wellness, and regenerative innovation. To achieve this, EUDA is launching campaigns aimed at informing consumers about the benefits of bioenergy cabins for detoxification, vitality, immune support, and skin health, as well as raising awareness around the potential of stem cell therapies for long-term healing and rejuvenation. These initiatives include expert-led seminars, patient success stories, wellness workshops, and content marketing across both digital and traditional platforms. By empowering consumers with knowledge, EUDA not only increases product adoption but also builds long-term loyalty and trust in its offerings.

EUDA’s Solutions

EUDA is committed to redefining the delivery of non-invasive healthcare across Southeast Asia and China. The Company targets the rapidly expanding non-invasive healthcare market, aiming to address the region’s evolving healthcare needs through innovative, technology-driven solutions. EUDA’s strategy is anchored in wellness services, designed to deliver accessible, holistic, and transformative care.

EUDA currently provides property management services and direct sales of bioenergy cabins therapy packages. Beginning late April 2025, it plans to start selling stem cell therapy services rendered in third-party treatment centers in China.

EUDA expanded its wellness services through the acquisition of CK Health in 2024, a Malaysia-based innovator specializing in proprietary bioenergy cabins. These capsules designed to promote detoxification, enhance vitality, strengthen immune system function, and improve skin health – directly addressing the needs of Southeast Asia’s aging population, where one in five individuals is over 50 years of age. CK Health plans to deploy 1,000 capsules across the region, with each capsule expected to support three one-hour sessions per day. This initiative aligns with the growing demand for affordable, high-value wellness services.

On April 22, 2025, CK Health entered into a collaboration agreement with Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), responsible for promoting and selling its stem cell therapy packages, managing sales, market development and customer support. Pursuant to this collaboration agreement, CK Health will purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock will use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. This collaboration agreement is terminable by either party with one month’s notice of termination. EUDA’s stem cell therapy offering will focus on regenerative treatments for chronic illnesses, age-related degeneration, and tissue repair. This combination will allow EUDA to serve consumers from daily wellness support to cutting-edge therapeutic care.

Legal Proceedings

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

The Company also filed a claim against Mr. Capes and one other defendant as a separate case in July 2023 in connection with unlawfully obstructed access to KRHSG’s client and clinic management systems, disrupting their business and resulting in losses to KRHSG in May 2023. On December 30, 2024, the Company sold 100% equity interest of KRHSG to a third party and therefore KRHSG is no longer an affiliate of the Company as of December 31, 2024.

On May 10, 2024, EUDA was served a statutory demand (the “Statutory Demand”) pursuant to Section 155(1) of the British Virgin Islands Insolvency Act 2003 (the “Insolvency Act”) by Carey Olsen Singapore LLP ( “Carey Olsen”) for payment of an alleged total indebtedness of US$138,202.66 in connection with the purported legal services rendered between February and August 2023 pursuant to an alleged engagement letter dated February 22, 2023 signed by certain former directors of the Company purportedly acting on behalf of the Company. The Company is of the position that it is not liable to pay the amount demanded by Carey Olsen in the Statutory Demand. On May 24, 2024, the Company filed an originating application seeking an order to set aside the Statutory Demand, and for Carey Olsen to pay the Company’s costs of the application. The originating application was heard on January 30, 2025, following which it was adjourned to allow Carey Olsen to produce its work product. The originating application has since been listed for a half-day hearing on May 1, 2025.

As of December 31, 2024 and 2023, except as disclosed above, the Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Employees

We had 117 full-time employees as of December 31, 2024, including our two named executive officers. None of our employees are covered by collective bargaining agreements, and we have not experienced any strikes or work stoppages related to labor relations issues. We believe we have good relations with our employees.

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

Corporate Information

Our principal executive office is 60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979. The phone number is +65 6327 1110. Our website is www.euda.com. The information contained on our website is not a part of this annual report.

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

Facilities

Our headquarters are located in Singapore, where we leased one principal executive office. Our corporate headquarters is located at 60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979, where we lease and occupy approximately 3,714 square feet of office space.

We believe our properties are suitable for the purposes for which they are being used and fit our needs.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

EUDA GROUP STRUCTURE

EUDA HEALTH HOLDINGS LIMITED
BVI
EUDA HEALTH LIMITED
BVI
FORTRESS COVE LIMITED
BVI
93%
7%
CK HEALTH PLUS SDN BHD
MALAYSIA
EUDA HEALTH PTE LTD
SINGAPORE
KENT RIDGE HEALTH LIMITED
BVI
SUPER GATEWAY GROUP LIMITED
BVI
98.3%
UNIVERSAL GATEWAY INTERNATIONAL PTE LTD
SINGAPORE
MELANA INTERNATIONAL PTE LTD
SINGAPORE
TRI-GLOBAL SECURITY PTE LTD
SINGAPORE
UG DIGITECH PTE LTD
SINGAPORE
40%
UG DIGITAL SDN BHD
MALAYSIA

Updated on
15 April 2025

D.	Property, Plants and equipment

Our headquarters are located in Singapore, where we leased one principal executive office. Our corporate headquarters is located at 60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979, where we lease and occupy approximately 3,714 square feet of office space.

We believe our properties are suitable for the purposes for which they are being used and fit our needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended December 31, 2024, 2023 and 2022 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

Summary of Business

On September 8, 2023, the Board of Directors held a Board meeting and all Members of Board of Directors has thoroughly reviewed the current market conditions and strategic considerations, and reached a resolution to streamline certain medical-related business units in the best interests of the Company and its shareholders. The Company has assessed the Board’s resolution about the streamlining of certain medical-related business unit and determined that it qualifies as discontinued operations under ASC205-20 because it represented a strategic shift that had a major effect on the Company’s medical services financial results. As a result, the Company’s current primary operations remained with its property management services. However, management is still actively seeking new investments and businesses to acquire or develop other healthcare services.

Exiting discontinued operations often incurs restructuring costs, including severance payments, contract terminations, and asset impairments. These one-time expenses can strain liquidity, especially if they are higher than initially anticipated. Exiting discontinued operations and transitioning to a new strategic focus has continued to require time and resources, diverting attention away from revenue-generating activities. The transition period has continued to result in temporary liquidity constraints as the Company is still adjusting its operations and reallocates resources. Discontinuing certain operations is part of a broader strategic realignment aimed at enhancing long-term profitability and shareholder value. While strategic realignment may improve the Company’s overall financial health, impact on short-term liquidity is expected to continue during the transition period.

Recent Acquisition and Related Party Transaction

On May 6, 2024, we entered into a Share Purchase Agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products in Malaysia. Pursuant to the Share Purchase Agreement, we have agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 10,000,000 newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CK Health appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA is also a 40% shareholder of Fortress Cove Limited. For the fiscal year ended December 31, 2024, revenue generated from CK Health accounted for approximately 2.1% of our total revenue.

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

	For the Years Ended December 31,
	2024	2023	2022
Revenue	$4,011,005	$3,706,458	$3,764,295
Cost of revenue	3,248,850	2,864,383	2,894,296
Gross profit	762,155	842,075	869,999
Selling expenses	129,867	533,562	935,565
General and administrative expenses	3,211,859	4,269,567	5,815,046
Earnout share payment	-	-	5,199,629
Impairment loss of long-lived assets	14,755,560	-	1,139,016
Loss from operations	(17,335,131)	(3,961,054)	(12,219,257)
Other expense, net	(307,031)	(4,473,727)	(12,809,437)
Loss before provision for income taxes	(17,642,162)	(8,434,781)	(25,028,694)
Provision (benefit) for income taxes	(4,379)	-	(20,789)
Net loss from continuing operations	(17,637,783)	(8,434,781)	(25,007,905)
Net income (loss) income from discontinued operations	2,246,340	(1,601,323)	58,659
Net (loss) income	$(15,391,443)	$(10,036,104)	$(24,949,246)

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023

	For the years ended December 31,
				Percentage
	2024	2023	Change	Change
Revenue	$4,011,005	$3,706,458	$304,547	8.2%
Cost of revenue	3,248,850	2,864,383	$384,467	13.4%
Gross profit	762,155	842,075	$(79,920)	(9.5)%
Selling expenses	129,867	533,562	$(403,695)	(75.7)%
General and administrative expenses	3,211,859	4,269,567	$(1,057,708)	(24.8)%
Impairment loss of long-lived assets	14,755,560	-	$14,755,560	100.0%
Loss from operations	(17,335,131)	(3,961,054)	$(13,374,077)	337.6%
Other expense, net	(307,031)	(4,473,727)	$4,166,696	(93.1)%
Loss before provision for income taxes	(17,642,162)	(8,434,781)	$(9,207,381)	109.2%
Benefit for income taxes	4,379	-	$(4,379)	100.0%
Net loss from continuing operations	(17,637,783)	(8,434,781)	$(9,203,002)	109.1%
Net income (loss) from discontinued operations	2,246,340	(1,601,323)	$3,847,663	(240.3)%
Net loss	$(15,391,443)	$(10,036,104)	$(5,355,339)	53.4%

Revenue

Our breakdown of revenues by categories for the years ended December 31, 2024 and 2023, respectively, is summarized below:

	For the years ended December 31,
				Percentage
	2024	2023	Change	Change
Property management services	$3,921,982	$3,706,458	$215,524	5.8%
Holistic wellness consumer products and services	89,023	-	89,023	100.0%
Total revenue	$4,011,005	$3,706,458	$304,547	8.2%

Property management services

Our revenue from property management services slightly increased by approximately $0.2 million or 5.8%, to approximately $3.9 million for the year ended December 31, 2024 from approximately $3.7 million for the year ended December 31, 2023. Property management services revenue increased mainly due to the increase of property management units that we managed without our security guard services offset by the decrease of property management units that we managed with our security guard services. The number of properties managed without security guard service increased from 34 units for the year ended December 31, 2023 to 39 units for the year ended December 31, 2024. The number of properties managed with security guard services decreased from 15 units for the year ended December 31, 2023 to 13 units for the year ended December 31, 2024.

Our percentage of property management services revenue from each property type are summarized as follows:

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023

Residential Apartments	71%	70%
Commercial Units	29%	30%

Historically, we provided more property management services in the residential apartments than in the commercial units during the years ended December 31, 2024, and 2023.

Holistic wellness consumer products and services

In connection with the acquisition of Fortress Cove in May 2024, we began generating revenue from holistic wellness consumer products and services through its operating subsidiary, CK Health. CK Health’s revenue streams include sales of holistic wellness consumer products, wellness therapies services, licensing services of bioenergy cabins, and a wellness membership program.

Disaggregated information of revenues from holistic wellness consumer products and services are as follows:

	For the years ended December 31,
				Percentage
	2024	2023	Change	Change
Holistic wellness consumer products	$3,262	$-	$3,262	100.0%
Wellness therapies service	75,572	-	75,572	100.0%
Licensing service of bioenergy cabin	7,299	-	7,299	100.0%
Wellness Membership Program	2,890	-	2,890	100.0%
Total revenue from Holistic wellness consumer products	$89,023	$-	$89,023	100.0%

As of December 31, 2024, more than 4,071 members had enrolled in the wellness membership program. We expect that revenues from holistic wellness consumer products and services will become a more meaningful contributor to our overall revenue base as we continue to expand our operations in the health and wellness sector.

Cost of Revenue

Our breakdown of cost of revenue by categories for the years ended December 31, 2024, and 2023, respectively, is summarized below:

	For the years ended December 31,
				Percentage
	2024	2023	Change	Change
Property management services	$3,214,862	$2,864,383	$350,479	12.2%
Holistic wellness consumer products and services	33,988	-	33,988	100.0%
Total cost of revenue	$3,248,850	$2,864,383	$384,467	13.4%

Property management services

Our cost of revenues from property management services increased by approximately $0.4 million, or 12.2%, to approximately $3.2 million for the year ended December 31, 2024 from approximately $2.9 million for the same period in 2023. The increase in cost of revenues from property management services is due to increase of cost of labor in connection with the property management services.

Holistic wellness consumer products and services

Cost of revenue associated with our holistic wellness consumer products and services primarily consists of the cost of purchasing holistic wellness products for resale, depreciation for bioenergy cabin that performed the therapies service, and compensation for service personnel.

Disaggregated information of cost of revenue from holistic wellness consumer products and services are as follows:

	For the years ended December 31,
				Percentage
	2024	2023	Change	Change
Holistic wellness consumer products	$844	$-	$844	100.0%
Wellness therapies service	33,144	-	33,144	100.0%
Total cost of revenue from Holistic wellness consumer products	$33,988	$-	$33,988	100.0%

Gross Profit

Property management services

The gross profit percentage from property management services was 18.0% and 22.7% for the years ended December 31, 2024 and 2023, respectively. The decrease of gross profit percentage of 4.7% was primarily attributable to increase in salary and benefits of the property management employees due to inflation while we are generating the same level of management services revenues.

Holistic wellness consumer products and services

Disaggregated information of gross profit from holistic wellness consumer products and services are as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Percentage Change

Holistic wellness consumer products
Gross profit	$2,418	$-	$2,418	100.0%
Gross margin	74.1%	-%	74.1%

Wellness therapies service
Gross profit	$42,428	$-	$42,428	100.0%
Gross margin	56.1%	-%	56.1%

Licensing service of bioenergy cabin
Gross profit	$7,299	$-	$7,299	100.0%
Gross margin	100.0%	-%	100.0%

Wellness Membership Program
Gross profit	$2,890	$-	$2,890	100.0%
Gross margin	100.0%	-%	100.0%

Total holistic wellness consumer products and services
Gross profit	$55,035	$-	$55,035	100.0%
Gross margin	62.0%	-%	100.0%

For the year ended December 31, 2024, our holistic wellness consumer products and services segment generated total gross profit of $55,035, representing a gross margin of 62.0%. The overall gross margin primarily reflects the contribution from our higher-margin licensing services, wellness membership program, and wellness therapies services.

Operating Expenses

Total operating expenses increased by approximately $13.3 million, or 276.8%, to approximately $18.1 million for the year ended December 31, 2024 from approximately $4.8 million for the same period in 2023. The increase was mainly attributable to the increase of impairment loss on long-lived asset of approximately $14.8 million as a result of the Fortress Cove Acquisition (defined below). The increase was offset by decrease of selling expenses of approximately $0.4 million and decrease of general and administrative (“G&A”) expenses of approximately $1.1 million.

A decrease of approximately $0.4 million in selling expenses was mainly attributable to the decrease of approximately $0.4 million in advertising and marketing expense as management initiated its operating strategy to minimize its marketing related expenses during the year ended December 31, 2024 as compared to the same period in 2023.

A decrease of approximately $1.1 million in general and administrative expenses for the year ended December 31, 2024, compared to the same period in 2023, was primarily attributable to decrease of approximately $1.0 million in professional fees, including audit, legal, accounting, and other advisory services, as well as a decrease of approximately $0.2 million in salary expenses resulting from management’s efforts to streamline operations and improve overall efficiency.

An increase of approximately $14.8 million in impairment loss on long-lived assets was due to the impairment loss incurred on the intangible assets acquired from Fortress Cove Limited (“Fortress Cove”) and its subsidiary (“Fortress Cove Acquisition”) during the year ended December 31, 2024. Such impairment arises because the Fortress Cove Acquisition was treated as an asset acquisition under ASC 805 rather than a business combination, and the fair value was found to be less than the relative fair value of the identifiable intangible assets. As a result, no goodwill was recorded for the excess consideration over the net assets acquired. This impairment does not imply a reduction in the overall intrinsic value of Fortress Cove, its physical condition, or its revenue-generating potential. It stems from the fair value allocation required by ASC 805 during the asset acquisition, followed by an independent valuation of the intangible assets in accordance with ASC 350.

Other Expenses, Net

Our other expense, net is summarized as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Change (%)

Interest expense, net	$(44,890)	$(23,225)	$(21,665)	93.3%
Change in fair value of prepaid forward purchase liabilities	-	(1,303,658)	1,303,658	(100.0)%
Loss on settlement of prepaid forward contracts	-	(2,635,816)	2,635,816	(100.0)%
Loss on debt settlement	(448,000)	(645,612)	197,612	(30.6)%
Other income, net	185,859	134,584	51,275	38.1%
Total other expense, net	$(307,031)	$(4,473,727)	$4,166,696	(93.1)%

Total other expense, net amounted to approximately $0.3 million and $4.5 million for the years ended December 31, 2024 and 2023, respectively. This significant change was mainly due to the following:

Interest expenses, net

The increase of interest expenses of approximately $22,000 was mainly attributable to the few new loans from a third party and a related party.

Change in fair value of prepaid forward purchase liabilities and loss on settlement of prepaid forward contracts

We entered into two equity prepaid forward transactions in November 2022, which required fair value accounting. As the prepaid forward contracts were settled on June 8, 2023, we did not incur any change in fair value of prepaid forward purchase liabilities and loss on settlement of prepaid forward contracts for the year ended December 31, 2024.

Loss on debt settlement

We incurred a loss on our debt settlements of approximately $0.5 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively, as we entered into four settlement agreements for the year ended December 31, 2024, compared to five settlement agreements for the same period in 2023 to settle our debt incurred with various lenders and converted the balance with the issuance of our ordinary shares to the lenders.

Other income

Other income amounted to approximately $0.2 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively. The increase of other income of approximately $50,000 was mainly attributable to the increased amount of wage credit scheme received from the Inland Revenue Authority of Singapore.

Benefit for Income Taxes

Our benefit for income taxes increased by approximately $4,000 for the year ended December 31, 2024 as compared to $0 for the same period in 2023. The increase in benefit for income taxes is mainly due to the realization of deferred tax liabilities incurred from the amortization of intangible assets acquired as a result of the Fortress Cove Acquisition.

Net Loss from Continuing Operations

We had a net loss from continuing operations of approximately $17.6 million and $8.4 million for the years ended December 31, 2024 and 2023, respectively. Changes of net loss from continuing operations for the years ended December 31, 2024 as compared to the same period in 2023 was predominately due to the reasons as discussed above.

Net Income (Loss) from Discontinued Operations

We had a net income from discontinued operations of approximately $2.2 million for the year ended December 31, 2024 and a net loss of $1.6 million for the year ended December 31, 2023. The decrease of net loss from discontinued operations was predominately due to increase of other income from gain on disposal of several subsidiaries of approximately $2.5 million, and decrease in operating expenses of approximately $1.6 million in our medical services unit for the year ended December 31, 2024 as compared to the same period in 2023, offset by the decrease in revenue of approximately $1.0 million which led to decrease in gross profit of approximately $0.2 million. In September 2023, we have streamlined our medical service operations to minimize any further losses as the demand for our services were much lower in the post Covid-19 era. As a result, our Board has thoroughly reviewed the then market conditions and strategic considerations, and determined in early September 2023 that streamlining certain of our medical service units were in the best of our interests and our shareholders.

Net Loss

We had a net loss of approximately $15.4 million and $10.0 million for the years ended December 31, 2024 and 2023, respectively. Changes of net loss for the year ended December 31, 2024 as compared to the same period in 2023 was predominately due to the reasons as discussed above.

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

Gross Profit

The gross profit percentage was 22.7% and 23.1% for the years ended December 31, 2023 and 2022, respectively. The decrease of gross profit percentage of 0.4% was primarily attributable to increase in salary and benefits of the property management employees per employee. Although the number of employees in the property management operations was reduced due to the decrease in properties managed, salaries of property management employees increased due to performance and inflation adjustment to retain more qualified employees and we did not pass on the cost of such adjustments to the customers, which significantly lowered the gross profit percentage for property management.

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

A decrease of approximately $1.6 million in general and administrative expenses was mainly attributable to the decrease of provision of credit losses of approximately $2.7 million offset by the increase of approximately $1.0 million in professional fees in 2023 as compared to the same period in 2022 and the increase of approximately $0.1 million in other G&A expenses such as management salary and office expenses. In 2022, we wrote off approximately $2.2 million of the uncollectible balance of receivable from divestment from PT Bumi Lestari Berkah Melimpah, an unrelated third party and the balance from loan to PT total Prima Indonesia as we determined these balances will not be recovered in the future. We did not have such write-off during 2023. The increase in legal fees of $1.0 million is mainly due to the public listing expenses incurred related to becoming a U.S. publicly traded listing company during 2023.

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

Total other expense, net amounted to approximately $4.5 million for the year ended December 31, 2023 while total other expense, net amounted to approximately $12.8 million for the year ended December 31, 2022. The significant changes were mainly due to the following:

Interest expenses, net

The decrease of interest expenses of approximately $70,000 was mainly attributable to the decrease in interest bearing convertible notes during the year ended December 31, 2023 as compared to the same period in 2022.

Change in prepaid forward purchase liabilities

We entered into two equity prepaid forward transactions in November 2022, which required fair value accounting. Since our stock price has significantly dropped after our Company listed in NASDAQ on November 17, 2022, the fair value of the prepaid forward purchase liabilities increased significantly for the year ended December 31, 2023 as compared to 2022, resulting in a loss from change in fair value of prepaid forward purchase liabilities of approximately $12.9 million for the year ended December 31, 2022. For the year ended December 31, 2023, we incurred a loss from change in fair value of prepaid forward purchase liabilities of approximately $1.3 million because our stock price was not as volatile compared to the fair value evaluation period in 2022, resulting in lesser loss from change in fair value of prepaid forward purchase liabilities.

Loss on settlement of prepaid forward contracts

We incurred a loss on our settlement of prepaid forward contracts that amounted to approximately $2.6 million for the year ended December 31, 2023 as we amended the definition of “Maturity Consideration” in the Prepaid Forward Agreements to settle the prepaid forward contracts with the issuance of 1,600,000 ordinary shares.

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

Benefit for Income Taxes

Our benefit for income taxes decreased by approximately $21,000 for the year ended December 31, 2023 as compared to the year ended December 31, 2022. Our benefit for income taxes amounted to $0 and approximately $21,000 for the years ended December 31, 2023 and 2022, respectively. The decrease in benefit for income taxes is mainly due to the absence of any deferred income tax benefit realized in 2023.

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

Net (Loss) Income from Discontinued Operations

We had a net loss from discontinued operations of approximately $1.6 million for the year ended December 31, 2023 and a net income of approximately $$59,000 for the same period in 2022. Changes from net income of discontinued operations for the year ended December 31, 2022 to net loss for the same period in 2023 was predominately due to the decrease in revenue of approximately $5.1 million which led to decrease in gross profit of approximately $2.3 million offset by the decrease in operating expenses of approximately $0.5 million in our medical services unit for the year ended December 31, 2023 as compared to the same period in 2022. In September 2023, we have streamlined our medical service operations to minimize any further losses as the demand in our services were much lower in the post Covid-19 era. As a result, our Board has thoroughly reviewed the then market conditions and strategic considerations, and determined that streamlining certain of our medical service units were in the best of our interests and our shareholders.

Net Loss

We had a net loss of approximately $10.0 million and $25.0 million for the years ended December 31, 2023 and 2022, respectively. Changes of net loss for the year ended December 31, 2023 as compared to the same period in 2022 was predominately due to the reasons as discussed above.

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand and operating and capital expenditure commitments. Our liquidity needs are to meet working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from banks, private lenders, third parties and related parties and cash generated from operations have been utilized to finance working capital requirements. As of December 31, 2024, our working capital deficit was approximately $3.4 million, and we had cash of approximately $0.2 million.

We have experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, we had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund our expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements are issued. The management’s plan in addressing this uncertainty is through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lenders;

●	equity financing.

In light of the disparity between the exercise price of the warrants and our current trading price, it is very unlikely that any potential proceeds from the exercise of our warrants will be realized in the near future. We are in active discussions with underwriters regarding a potential financing transaction through the issuance of convertible or equity financing to improve our liquidity and capital resource needs. However, there is no assurance that management will be successful in our financing plans. Should we need to seek additional capital prior to the closing of any financing transaction, we may continue to go to our related parties for additional financial support. We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and would materially adversely affect our ability to continue as a going concern.

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

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended December 31,
	2024	2023	2022

Net cash used in operating activities from continuing operations	$(2,025,572)	$(3,213,862)	$(87,800)
Net cash (used in) provided by operating activities from discontinued operations	(9,155)	295,967	(1,439,028)
Net cash used in investing activities from continuing operations	(144,618)	-	(246,664)
Net cash used in investing activities from discontinued operations	(3,148)	-	(21,542)
Net cash provided by financing activities from continuing operations	2,068,111	2,724,383	1,008,144
Net cash (used in) provided by financing activities from discontinued operations	256,088	(371,888)	1,480,803
Effect of exchange rate changes	(101,655)	(21,531)	(99,424)
Net change in cash and cash equivalents	$40,051	$(586,931)	$594,489

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities was approximately $2.0 million for the year ended December 31, 2024 and was primarily attributable to (i) approximately $17.6 million in net loss from continuing operations as discussed above, (ii) approximately $0.1 million increase in inventories as we increase our inventory level to meet the demand of our wellness consumer product, (iii) approximately $0.1 million of operating lease payment to reduce operating lease liabilities, and (iv) (iii) approximately $0.2 million decrease in other payable and accrued liabilities as we settled some of the previous accrued expense balance in current period, offset by (i) various non-cash items which included approximately $0.2 million of depreciation expense and amortization expense, approximately $14.8 million impairment loss on long-lived assets, approximately $45,000 of provision for credit losses and approximately $0.4 million loss on debt settlement, (ii) approximately $0.1 million decrease in accounts receivable due to more collection, (iii) approximately $0.5 million increase in customer deposit as we collect deposit from our customer related to our licensing service of bioenergy cabin, (iv) approximately $69,000 decreased in prepaid expense and other current assets , due to utilization of previous prepaid expenses during the current period, and (v) approximately $63,000 increase in tax payable, due to higher GST tax liabilities incurred during the period.

Net cash used in operating activities was approximately $2.9 million for the year ended December 31, 2023 and was primarily attributable to (i) approximately $8.4 million in net loss from continuing operations as discussed above, and (ii) approximately $34,000 increase in accounts receivable due to less collections, and offset by (i) approximately $62,000 decrease in prepaid expenses and other current assets, (ii) approximately $0.5 million increase in other payables and accrued liabilities mainly resulting from accrued professional fees, (iii) approximately $80,000 increase in taxes payable, (iv) approximately $1.3 million in change in fair value of prepaid forward purchase liabilities, (v) approximately $2.6 million increase in loss on settlement of prepaid forward contracts, (vi) approximately $0.6 million in loss on debt settlement, and (vii) approximately $0.3 million net cash provided by operating activities from discontinued operations.

Net cash used in operating activities was approximately $1.5 million for the year ended December 31, 2022 and was primarily attributable to (i) approximately $25.0 million in net loss from continuing operations as discussed above, (ii) approximately $48,000 in deferred tax benefits, (iii) approximately $38,000 decrease in taxes payable, (iv) approximately $43,000 payments on operating lease liability, and (v) approximately $1.4 million net cash used in operating activities from discontinued operations, offset by (i) approximately $0.1 million decrease in accounts receivables, (ii) approximately $1.6 million decrease in other receivables mainly resulting from the collection of our investment income, (iii) approximately $1.1 million increase in other payables and accrued liabilities mainly resulting from accrued professional fees, (iv) approximately $12.9 million in change in fair value of prepaid forward purchase liabilities, (v) approximately $2.8 million in provision for doubtful accounts due to write-off of the balance of receivable from divestment from BPT, an unrelated third party and the balance from loan to PT total Prima Indonesia, (vi) approximately $5.2 million in earn out payment upon assessing the fair value of the Earnout Share, (vii) approximately $1.1 million in impairment loss on goodwill and intangible assets, and (viii) approximately $0.2 million in non-cash items such as depreciation and amortization expenses.

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the year ended December 31, 2024, which was primarily attributable to approximately $0.1 million in purchase of equipment and intangible assets, and approximately $45,000 loan to third parties, offset by approximately $16,000 cash acquired from the Fortress Cove Acquisition.

There was no net cash provided by investing activities for the year ended December 31, 2023.

Net cash used in investing activities was approximately $0.3 million for the year ended December 31, 2022, which was primarily attributable to loan to third party of approximately $0.2 million and net cash used in investing activities from discontinued operations of approximately $22,000.

Financing Activities

Net cash provided by financing activities was approximately $2.3 million for the year ended December 31, 2024 and was primarily attributable to (i) approximately $1.5 million proceeds received from issuance of convertible notes, (ii) approximately $50,000 proceed received from issuance of ordinary shares through private placements, (iii) approximately $0.8 million proceeds received from short-term loans from private lenders, (iv) approximately $0.4 million proceeds received from short-term loans from a related party, and (v) approximately $0.3 million from discontinued operations entities, offset by (i) approximately $0.3 million repayment of convertible note, (ii) approximately $0.3 million repayment to short-term loans from private lenders, (iii) approximately $0.1 million repayment to other payables- related parties.

Net cash provided by financing activities was approximately $2.7 million for the year ended December 31, 2023 and was primarily attributable to (i) approximately $0.8 million issuance of ordinary shares through private placements, (ii) approximately $1.2 million proceeds from short-term loans from related patties, (iii) approximately $0.5 million borrowings from other payables from related parties, and (iv) approximately $0.5 million in borrowings from discontinued operations entities, offset by (i) net cash used in financing activities from discontinued operations of approximately $0.4 million, and (ii) approximately $6,000 payments of finance lease liabilities.

Net cash provided by financing activities was approximately $2.5 million for the year ended December 31, 2022 and was primarily attributable to (i) approximately $0.3 million repayments from other receivable from related parties, (ii) $0.5 million issuance of ordinary shares, (iii) approximately $0.6 million receipt of subscribed shares deposit, (iv) approximately $1.3 million proceeds from Reverse Recapitalization, (v) net cash provided by financing activities from discontinued operations of approximately $1.5 million, (vi) approximately $1.4 million borrowings from other payables from related parties, offset by (i) approximately $1.8 million of repayments to discontinued operations entities, (ii) approximately $1.3 million payments of merger costs, and (iii) approximately $7,000 payments of finance lease liabilities.

In light of the disparity between the exercise price of the warrants and our current trading price, it is very unlikely that any potential proceeds from the exercise of our warrants will be realized in the near future. Therefore, we will need to raise capital in the near future in order to support our continued business operations. If the trading price of our ordinary shares experiences a further decline following or as a result of this contemplated offering, it will negatively impact our ability to raise additional capital on favorable terms, if at all.

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

Inflation

Inflation in Singapore has not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be affected if Singapore experience higher rates of inflation in the future.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Name	Age	Position(s)
Alfred Lim	74	Chief Executive Officer and Executive Director
John Ang	52	Chief Operating Officer
Vivian Tay	39	Interim Chief Financial Officer
Eric Lew	52	Chairman of the Board
Kong-Yew Wong	50	Director
Kent Kwong Yeow Liew	70	Director

Alfred Lim. Mr. Alfred Lim is our Executive Director and has started serving as our Chief Executive Officer since February 2025. Mr. Lim has over 44 years of experience in international trade business, covering the Asia Pacific region. He started his career in 1978 with May & Baker Ltd/Rhone Poulenc Singapore Pte Ltd, one of Europe’s top chemicals and pharmaceutical companies, before moving on to Neste Chemicals Trading Singapore Pte Ltd in 1990, where he was the Managing Director responsible for sales and marketing to companies in United States, Europe, and Asia. Between 1994 to 2002, he was the managing director of Borealis Singapore Pte Ltd, managing the company’s Asia Pacific offices and distributors. Under Mr. Lim’s remit, Borealis Singapore was awarded the International Trade Award from Ministry of Finance, Approved International Trader status from Ministry of Trade & Industry and Singapore 1,000 Ranking for Highest Returns on Shareholders’ Funds for year 1998/1999. In 2002, Mr Lim co-founded Akashi Sdn Bhd, a Malaysian distributor for chemicals which was later sold to East Asiatic Chemicals/Brenntag. From 2006 to 2018, Mr. Lim acted as a senior consultant to An Duong Group, setting up a distributor network in Vietnam for international bathroom product brands. Since 2018, he has been a consultant to Roca Group, the world’s largest sanitary ware manufacturer for Vietnam. Alfred received his Bachelor of Science (Honors) degree in Chemistry from the University of Singapore in 1976, Graduate diploma in Marketing from Singapore Institute of Management in 1986.

John Ang. Mr. Ang joined us on April 21, 2025 as our Chief Operating Officer. From March 2022 to December 2023, Mr. Ang was the Chief Operating Officer and Chief of Staff of International Cancer Specialists in Singapore. From May 2021 to March 2022, he was the Head of Group Service Operations at Singapore’s National University Hospital System. From January 2019 to January 2021, he was the Chief Operating Officer of Regency Specialist Hospital in Singapore. He brings 23 years of management expertise and with a proven track record in business processing operations, aviation, and healthcare. He possesses over a decade of experience in healthcare strategy and operations, having served in both public and private hospitals. He holds a Bachelor of Business Administration with Distinction from the Royal Melbourne Institute of Technology.

Vivian Tay. Ms. Vivian Tay has been serving as our Interim Chief Financial Officer since September 2024. She is also currently the Accounts Director at 8i Enterprises Pte. Ltd. (“8i Enterprises”) of which Mr. Meng Dong (James) Tan (“Mr. James Tan”) is the sole shareholder and director. Mr. James Tan is a significant shareholder, holding more than 25% of our outstanding ordinary shares. Since November 2021, Ms. Tay has been responsible for managing 8i Enterprises’ portfolio companies. Ms. Tay has a solid background in external auditing. From March 2018 to September 2019, she was an Audit Manager at Crowe Horwath First Trust LLP, and from July 2010 to December 2016, an Audit Manager at Deloitte & Touche LLP, where she led audits for Singapore Exchange listed firms, multinational corporations, and small and medium-sized enterprises across industries such as, manufacturing, shipping, advertising, and construction. Ms. Tay earned her bachelor’s degree in accounting from Multimedia University, Malaysia, and is a Chartered Accountant of Singapore as well as a Fellow Member of the Association of Chartered Certified Accountants.

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

For the fiscal year ended December 31, 2024, we paid Dr. Kelvin Chen, our former Chief Executive Officer and Executive Director, Mr. William Tan, our former Chief Financial Officer, Mr. Alfred Lim, our Chief Executive Officer and Executive Director and Ms. Vivian Tay, our interim Chief Financial Officer, an aggregate of approximately US$471,727 in cash. For the fiscal year ended December 31, 2023, we paid Dr. Kelvin Chen, our then Chief Executive Officer and Executive Director, Mr. Steve Sobak, our then Chief Financial Officer, and Mr. Alfred Lim, our Executive Director, an aggregate of approximately US$376,587 in ordinary shares at $1.275 per share pursuant to certain settlement agreements between the Company and each of these individuals dated March 15, 2024. None of our executive officers or Executive Director received any bonus or other compensation for the fiscal years 2024 and 2023.

None of our independent directors received any compensation from the Company for fiscal years 2024 and 2023. The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $351,517 and $316,971 for the years ended December 31, 2024 and 2023, respectively.

C.	Board practices

Board of Directors

Our board of directors consists of four directors, consisting of three independent directors and one executive director. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, and (a) such director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking and property, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

D.	Employees

As of December 31, 2024, EUDA had 99 full-time employees in Singapore, and 18 in Malaysia.

The following table sets forth the number of its employees by function as of December 31, 2024.

Function:
Senior Management	5
Accounting and Finance	10
Sales & Marketing	11
Operations	90
Human Resource	1
Total	117

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on 37,156,382 ordinary shares issued and outstanding as of April 15, 2025.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. Unless otherwise indicated, the address of each individual below is 60 Kaki Bukit Place #03-01 Singapore, 415979.

Name of Beneficial Owner	Number of Ordinary Shares of EUDA Health Holdings Limited Beneficially Owned	% of Ownership
Five Percent Holders
Watermark Developments Limited(1)	9,660,000	26.0%
Meng Dong (James) Tan(2)	9,036,447	24.3%
Directors and Executive Officers
Alfred Lim(3)	53,650	*
John Ang	-	-
Vivian Tay	-	-
Eric Lew	-	-
Kong-Yew Wong	-	-
Kent Kwong Yeow Liew	3,000	*
All Directors and Executive Officers of the Company as a Group (6 persons)	56,649	*

* Less than 1%

(1)	9,660,000 ordinary shares were issued to Watermark Developments Limited at closing of the Business Combination, of which at closing of the Business Combination (a) approximately 25.6% are beneficially owned by Fan Pingli through Wilke Services Limited, at Suite 9, Ansuya Estate, Revolution Avenue Victoria, Mahe, Seychelles, (b) approximately 11.1% are beneficially owned by Kelvin Chen, through Interglobe Venture Inc, at Ground Floor, Coastal Building, Wickhams Cay II, PO Box 3169, Road Town, Tortola, British Virgin Islands, (c) approximately 10.9% are beneficially owned by Hartanto through Mount Locke Limited, at Suite 9, Ansuya Estate, Revolution Avenue Victoria, Mahe, Seychelles, (d) approximately 10.9% are beneficially owned by Koh Yong Pau through Pine Alliance Limited, at Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola VG 1110 British Virgin Islands, (e) approximately 10.9% are beneficially owned by Kng Pong Sai through Scotgold Holdings Limited, at Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola VG 1110 British Virgin Islands, and (f) approximately 10.9% are beneficially owned by Janic Pacific Limited, at Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola VG 1110 British Virgin Islands. The remaining shareholders of Watermark Developments Limited each own less than 5% of Watermark Developments Limited. The address of Watermark Developments Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Includes 2,223,850 shares held by 8i Capital Limited of which Mr. Tan is the sole shareholder and director and therefore has the sole voting and dispositive power over these shares. The address for 8i Capital Limited is c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.

(3)	Includes 53,649 ordinary shares issued pursuant to Settlement Agreement between the Company and Mr. Lim dated March 15, 2024.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

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

On April 4, 2024, the Company borrowed from Meng Dong (James) Tan, an aggregate amount of $24,004, due on or before March 14, 2025. On April 1 2025, the maturity date of such loan has been extended to December 31, 2025.

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

Debt Obligations and Settlement Agreements with Kelvin Chen, our former CEO – May and June 2023

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

Settlement Agreements with Former Executive Officers and Executive Director – March 2024

On March 15, 2024, the Company and Dr. Kelvin Chen, the Company’s former Chief Executive Officer, entered into a Settlement Agreement (the “Chen Settlement Agreement”) pursuant to which the Company has agreed to issue 166,653 restricted ordinary shares to Mr. Chen (based on the per share closing price of $1.275 as of March 14, 2024) in full satisfaction of $212,483.96 of salaries and other compensation owed to Mr. Chen as of December 31, 2023.

On March 15, 2024, the Company and Steven Sobak, the Company’s former Chief Financial Officer, entered into a Settlement Agreement (the “Sobak Settlement Agreement”) pursuant to which the Company has agreed to issue 75,059 restricted ordinary shares to Mr. Sobak (based on the per share closing price of $1.275 as of March 14, 2024) in full satisfaction of $95,700.05 of salaries and other compensation owed to Mr. Sobak as of December 31, 2023.

On March 15, 2024, the Company and Alfred Lim, the Company’s Chief Executive Director, entered into a Settlement Agreement (the “Lim Settlement Agreement”) pursuant to which the Company has agreed to issue 53,649 restricted ordinary shares to Mr. Lim (based on the per share closing price of $1.275 as of March 14, 2024) in full satisfaction of $68,403.25 of salaries and other compensation owed to Mr. Lim as of December 31, 2023.

Debt Obligations with 8i Enterprises Pte Ltd (“8iEPL”)

From April 2024 to the date of this report, the Company entered into a total of sixteen (16) loan agreements with 8iEPL, a company owned by Mr. Tan, for an aggregate principal amount of approximately $1,020,410 (comprised of loans of USD905,583 and SGD179,940.45). These loans all bear interest at 8% per annum and are summarized below:

Date of Loan Agreement	Principal Amount (in USD)	Principal Amount (in SGD)	Current Maturity Date
April 30, 2024	22,373		March 14, 2025*
May 29, 2024	-	$20,000	December 31, 2025*
October 1, 2024	$85,000	-	December 31, 2025*
October 10, 2024	$50,000	-	December 31, 2025*
October 17, 2024	$50,000	-	December 31, 2025*
November 27, 2024	$28,580	$10,191	December 31, 2025*
December 13, 2024	$15,000	-	December 31, 2025*
January 16, 2025	$100,000	-	June 30, 2025
January 17, 2025	-	$5,965	June 30, 2025
January 24, 2025	$50,000	-	June 30, 2025
February 10, 2025	$100,000	$73,784	June 30, 2025
March 7, 2025	-	$70,000	September 30, 2025
March 21, 2025	$70,000	-	June 30, 2025
March 26, 2025	$107,000	-	June 30, 2025
March 27, 2025	$128,000	-	June 30, 2025
April 9, 2025	$25,000	-	December 31, 2025
April 17, 2025	$74,630	-	December 31, 2025

TOTAL	$905,583	$179,940

*Original maturity dates were extended to December 31, 2025 pursuant to a loan extension agreement between the Company and 8iEPL dated April 1, 2025.

Debt Obligations with Alfred Lim, Chief Executive Officer and Executive Director of the Company

Pursuant to a loan agreement dated March 24, 2025, Alfred Lim, the Company’s Chief Executive Director and Executive Director, loaned the Company SGD 49,000 (the “2025 Lim Loan”) at 8% interest per annum to be repaid by June 30, 2025.

Pursuant to a loan agreement dated December 9, 2024, Alfred Lim loaned the Company SGD 50,000 (the “2024 Lim Loan”) at 8% interest per annum and to be repaid by December 31, 2025.

Pursuant to the loan agreement dated February 2, 2023 between the Company and Alfred Lim, Mr. Lim gave the Company a loan in the amount of $128,750 (the “Loan”) at an interest rate of 8% per annum, with a maturity date of March 31, 2023. Parties entered into a Supplemental Agreement dated March 31, 2023 to extend the maturity date of the Loan to December 31, 2023. On April 16, 2024, the Company and Mr. Lim entered into another Supplemental Agreement to further extend the maturity date of the Loan to June 30, 2024. On June 30, 2024, the Company and Mr. Lim entered into the third Supplemental Agreement, moving the maturity date to December 31, 2024. On April 1, 2025, a loan extension agreement was signed by the Company and Mr. Lim to further extend the maturity date of the Loan to December 31, 2025.

Acquisition of Fortress Cove Limited

On May 6, 2024, the Company entered into a Share Purchase Agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products in Malaysia. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 8,571,428 newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CK Health appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA is also a 40% shareholder of Fortress Cove Limited.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

As the date of this annual report, we are not a party to any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. See Item 4 in this Report.

Dividend

We did not pay any dividends to our shareholders in 2024, 2023 and 2022. We are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

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

In addition to the material contracts described in “Item 4. Information on the Company,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, we have entered into the following material contracts for the fiscal years ended December 31, 2024 and 2023, and through the date of this Report:

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

We intend to treat the exercise of a warrant occurring after giving notice of an intention to redeem the warrant as described in Section “Warrants” of Part “Description of Securities” of this report as if we redeemed such warrant with ordinary shares, which should be treated as a recapitalization for U.S. federal income tax purposes. Accordingly, a U.S. Holder should not recognize any gain or loss on the deemed redemption of warrants for ordinary shares. A U.S. Holder’s aggregate tax basis in the ordinary shares received in the redemption should equal the U.S. Holder’s aggregate tax basis in the warrants so redeemed and the holding period for the ordinary shares received in redemption of such U.S. Holder’s warrants should include the U.S. Holder’s holding period for the redeemed warrants. However, if the redemption were instead to be characterized for U.S. federal income tax purposes as a cashless exercise of the warrant (which we do not expect), then the tax treatment would instead be treated as described above in the second paragraph under “Exercise, Lapse or Redemption of a Warrant”.

Subject to the PFIC rules described below, if we redeem warrants for cash pursuant to the redemption provisions described in Section “Warrants” of Part “Description of Securities” of this report or if we purchase warrants in an open-market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “Taxation on the Disposition of Securities.”

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in Section “Warrants” of Part “Description of Securities” of this report. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of the warrant) as a result of a distribution of cash or other property such as other securities to the holders of ordinary shares which is taxable to the U.S. Holders of such ordinary shares as described under “Taxation of Distributions Paid on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of the increase in the interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder upon request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

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

Our Chief Executive Officer and the Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of the material weakness in our internal control over financial reporting discussed below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective. In light of this fact, our Chief Executive Officer and Chief Financial Officer have performed additional analyses, reconciliations, and other post-closing procedures and have concluded that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

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

The material weakness that was identified related to: (i) the lack of appropriate controls in the financial reporting process, specifically related to account reconciliations. As a result of this material weakness, the Company’s management concluded that our internal control over financial reporting was not effective as of December 31, 2024. EUDA is in the process of developing a plan to remediate this material weakness and will continue to identify additional appropriate remediation measures. However, the material weakness will not be considered remediated until the remediation plan has been fully implemented, the applicable controls are fully operational for a sufficient period of time, and the Company has concluded, through testing, that the newly implemented and enhanced controls are operating effectively.

Remediation Plan. Management and our Audit Committee are currently reviewing and determining a plan to remediate the material weakness described above and to enhance our overall control environment. We will not consider the material weakness remediated until our enhanced control is operational for a sufficient period of time and tested, enabling management to conclude that the enhanced controls are operating effectively. Our remediation plan includes (1) hiring of additional finance and accounting staff with qualifications and work experiences in U.S. GAAP and SEC reporting requirements to formalize and strengthen the key internal control over financial reporting; (2) hiring of qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary; (3) clearly define the roles and responsibilities of individuals involved in the review and approval process; (4) enhance documentation and record-keeping by creating standardized templates for account reconciliations, and maintaining a central repository for all reconciliations; and (5) consider implementing an integrated financial management system with built-in controls, ensuring that the accounting system provides adequate safeguards against unauthorized access and manipulation of financial data.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by J&S Associate PLT and Marcum Asia CPAs LLP, our independent registered public accounting firm, for the periods indicated.

	2024	2023
Audit fees(1)	427,250	724,000
J&S Associate PLT	190,000
Marcum Asia CPAs LLP	237,250	724,000
Audit related fees(2)	-	-
J&S Associate PLT
Marcum Asia CPAs LLP
Tax fees(3)	-	-
J&S Associate PLT
Marcum Asia CPAs LLP
All Other Fees(4)	-	-
J&S Associate PLT
Marcum Asia CPAs LLP
Total	427,250	724,000
J&S Associate PLT	190,000
Marcum Asia CPAs LLP	237,250	724,000

Notes:

(1)	Audit Fees. Audit fees consist of fees for the audit of our annual financial statements and the reviews of our interim financial statements. Audit fees for each period also include related services that are normally provided in connection with registration statements.

(2)	Audit-related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees. Tax fees consist of fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by J&S Associate PLT and Marcum Asia CPAs LLP, including audit services and audit-related services as described above.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There have been no exemptions from listing standards required to be disclosed in response to this Item.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 3, 2024, the Company terminated Marcum Asia CPAs LLP (“Marcum Asia”) and engaged J&S Associate PLT (“J&S”) as its independent registered public accounting firm. The decision to dismiss Marcum Asia and engage J&S was approved by the Company’s Audit Committee.

Marcum Asia’s reports on the Company’s financial statements for the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles as defined in Item 16F(a)(1)(iv) of Form 20-F except for an explanatory paragraph regarding existence of substantial doubt about the Company’s ability to continue as a going concern in the reports for the years ended December 31, 2023 and 2022. During the two most recent fiscal years and through the subsequent interim period preceding the dismissal, there were no (i) disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) the lack of sufficient financial reporting and accounting personnel, especially those with understanding of U.S. GAAP knowledge; (ii) the lack of proper mechanism to identify and assess the experience and qualification of third-party specialists; and (iii) the lack of appropriate controls in the financial reporting process, specifically related to account reconciliations and journal entry approvals. There were no disputes or disagreements between the Company and Marcum Asia during the time it was the Company’s independent registered public accounting firm through the date of dismissal.

During the two most recent fiscal years and the subsequent interim period through September 3, 2024, the Company has not consulted with J&S regarding any of the following: (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; (2) the type of audit opinion that might be rendered on the Company’s financial statements by J&S, in either case where written or oral advice provided by J&S would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or (3) any matter that was either the subject of a disagreement (as defined item 16F(a)(i)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as described item 16F(a)(i)(v) of Form 20-F).

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

ITEM 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 4.1 hereto.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibits	Filing Date
2.1	Description of Capital Stock.	20-F	001-40678	2.1	May 9, 2024
3.1	Amended and Restated Memorandum and Articles of Association of EUDA Health Holdings Limited	S-1	333-268994	3.1	December 23, 2022
4.1*	Insider Trading Policy
8.1*	List of Subsidiaries.
10.1	Convertible Loan Agreement between the Company and Gilandi Limited, dated January 16, 2024.	6-K	001-40678	10.1	January 23, 2024
10.2	Amendment No. 1 to Convertible Promissory Note dated February 29, 2024	6-K	001-40678	10.1	March 5, 2024
10.3	Settlement Agreement between the Company and Kelvin Chen, dated March 15, 2024	6-K	001-40678	10.1	April 4, 2024
10.4	Settlement Agreement between the Company and Steven Sobak, dated March 15, 2024	6-K	001-40678	10.2	April 4, 2024
10.5	Settlement Agreement between the Company and Alfred Lim, dated March 15, 2024	6-K	001-40678	10.3	April 4, 2024
10.6	Settlement Agreement between the Company and Meng Dong (James) Tan, dated March 15, 2024	6-K	001-40678	10.4	April 4, 2024
10.7	Settlement Agreement between the Company and 8i Enterprises Pte Ltd, dated March 15, 2024	6-K	001-40678	10.5	April 4, 2024
10.8	Form of Convertible Note	6-K	001-40678	10.6	April 4, 2024
10.9	Convertible Loan Agreement between the Company and Affluence Resource Pte. Ltd. dated April 16, 2024	6-K	001-40678	10.1	April 22, 2024
10.10	Loan Agreement between the Company and Alfred Lim dated February 2, 2023	6-K	001-40678	10.2	April 22, 2024
10.11	Supplemental Agreement between the Company and Alfred Lim dated March 31, 2023	6-K	001-40678	10.3	April 22, 2024
10.12	Supplemental Agreement between the Company and Alfred Lim dated April 16, 2024	6-K	001-40678	10.4	April 22, 2024
10.13	Settlement Agreement with Mr. Meng Dong (James) Tan, dated May 16, 2023	8-K	001-40678	10.1	May 26, 2023
10.14	Settlement Agreement with 8i Holdings 2 Pte Ltd., dated May 16, 2023	8-K	001-40678	10.2	May 26, 2023
10.15	Settlement Agreement with Shine Link Limited, dated May 16, 2023	8-K	001-40678	10.3	May 26, 2023
10.16	Settlement Agreement with Menora Capital Pte Ltd, dated May 16, 2023	8-K	001-40678	10.4	May 26, 2023
10.17	Settlement Agreement with Kelvin Chen, dated May 16, 2023	8-K	001-40678	10.5	May 26, 2023
10.17.1	Supplemental Agreement with Kelvin Chen, dated June 6, 2023	8-K	001-40678	10.1	June 9, 2023
10.18	Amendment to Prepaid Forward Agreement dated June 8, 2023	8-K	001-40678	10.2	June 9, 2023
10.19	Amendment to Prepaid Forward Agreement dated June 8, 2023	8-K	001-40678	10.3	June 9, 2023
10.20*	Supplemental Agreement between the Company and Alfred Lim dated June 30, 2024
10.21*	Form of Loan Agreement between the Company and Alfred Lim.
10.22*	Form of Loan Agreement between the Company and 8i Enterprises Pte Ltd.
10.23*	Loan Extension Agreement between the Company and Alfred Lim dated April 1, 2025
10.24*	Loan Extension Agreement between the Company and 8i Enterprises Pte Ltd dated April 1, 2025
10.25*	Consultancy Agreement between the Company and 8i Enterprises Pte Ltd dated March 16, 2024
16.1	Letter from Marcum Asia CPAs LLP to the SEC dated September 9, 2024	6-K	001-40678	16.1	September 9, 2024
23.1*	Consent of J&S Associate PLT
23.2*	Consent of Marcum Asia LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.1*	Cover Page Interactive Data File (embedded within the Inline XBRL)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUDA Health Holdings Limited

By:	/s/ Alfred Lim
Name:	Alfred Lim
Title:	Chief Executive Officer

Date: April 29, 2025

EUDA HEALTH HOLDINGS LIMITED

75

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of EUDA Health Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of EUDA Health Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income, shareholders’ deficit, and cash flows for the year ended December 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has generated a loss and suffered from an accumulated deficit of $50,100,426 as of December 31, 2024 and a deficit in shareholders’ equity of $2,553,059 as of that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regards to these matters are also described in Note 2 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

April 29, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of EUDA Health Holdings Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 21, the accompanying consolidated balance sheet of EUDA Health Holdings Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements” before the effects of the adjustments discussed in Note 21 are not presented herein).

In our opinion, the financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 21, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 21 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Explanatory Paragraph – Going Concern

The accompanying financial statements were prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements included in the Annual Report on Form 20-F filed on May 8, 2024, the Company had a significant working capital deficiency, had incurred significant losses and needed to raise additional funds to meet its obligations and sustain its operations. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters were also described in Note 2. The financial statements did not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs llp

We served as the Company’s auditor from 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) to 2024.

New York, NY

May 8, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023

ASSETS
CURRENT ASSETS
Cash	$237,605	$189,005
Accounts receivable, net	146,174	237,474
Inventories	128,977	-
Other receivables	4,596	1,711
Other receivable, related party	19,497	-
Prepaid expenses and other current assets	226,027	192,412
Current assets of discontinued operations	-	102,839
Total Current Assets	762,876	723,441

PROPERTY AND EQUIPMENT, NET	87,712	6,732
PROPERTY AND EQUIPMENT, NET OF DISCONTINUED OPERATIONS	-	-

OTHER ASSETS
Prepaid expenses - non-current	281,375	380,073
Intangible assets, net	337,295	-
Operating lease right-of-use assets	202,980	168,278
Finance lease right-of-use assets	25,572	31,984
Total Other Assets	847,222	580,335

Total Assets	$1,697,810	$1,310,508

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Short term loans - private lenders	$528,074	$-
Short term loans - related parties	438,097	759,442
Convertible notes	29,073	2,413,125
Convertible notes - related parties	46,377	-
Accounts payable	25,886	1,289
Other payables and accrued liabilities	1,598,129	1,887,412
Other payables - related parties	555,406	696,495
Customer deposits	477,916	-
Operating lease liabilities	174,757	121,776
Finance lease liabilities	4,615	5,071
Taxes payable	263,044	208,655
Current liabilities of discontinued operations	-	2,624,068
Total Current Liabilities	4,141,374	8,717,333

OTHER LIABILITIES
Deferred tax liabilities	76,700	-
Operating lease liabilities - non-current	28,222	46,501
Finance lease liabilities - non-current	23,582	28,610
Total Other Liabilities	128,504	75,111

Total Liabilities	4,269,878	8,792,444

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized, 37,153,049 shares and 24,627,509 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	47,806,899	27,430,187
Accumulated deficit	(50,100,426)	(34,743,270)
Accumulated other comprehensive loss	(259,532)	(185,468)
Total Euda Health Holdings Limited Shareholders’ Deficit	(2,553,059)	(7,498,551)

Noncontrolling interests	(19,009)	16,615
Total Shareholders’ Deficit	(2,572,068)	(7,481,936)

Total Liabilities and Shareholders’ Deficit	$1,697,810	$1,310,508

The accompanying notes are an integral part of these consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year ended	For the Year Ended	For the Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

REVENUES
Property management services	$3,921,982	$3,706,458	$3,764,295
Holistic wellness consumer products and services	89,023	-	-
Total Revenues	4,011,005	3,706,458	3,764,295

COST OF REVENUES
Property management services	3,214,862	2,864,383	2,894,296
Holistic wellness consumer products and services	33,988	-	-
Total Cost of Revenues	3,248,850	2,864,383	2,894,296

GROSS PROFIT	762,155	842,075	869,999

OPERATING EXPENSES:
Selling	129,867	533,562	935,565
General and administrative	3,211,859	4,269,567	5,815,046
Earnout share payment	-	-	5,199,629
Impairment loss of intangible assets, and goodwill	14,755,560	-	1,139,016
Total Operating Expenses	18,097,286	4,803,129	13,089,256

LOSS FROM OPERATIONS	(17,335,131)	(3,961,054)	(12,219,257)

OTHER INCOME (EXPENSE)
Interest expense, net	(44,890)	(23,225)	(93,782)
Change in fair value of prepaid forward purchase liabilities	-	(1,303,658)	(12,911,503)
Loss on settlement of prepaid forward contracts	-	(2,635,816)	-
Loss on debt settlement	(448,000)	(645,612)	-
Other income, net	185,859	134,584	195,848
Total Other Expense, net	(307,031)	(4,473,727)	(12,809,437)

LOSS BEFORE INCOME TAXES	(17,642,162)	(8,434,781)	(25,028,694)

BENEFIT FOR INCOME TAXES	(4,379)	-	(20,789)

NET LOSS FROM CONTINUING OPERATIONS	(17,637,783)	(8,434,781)	(25,007,905)

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of income taxes	2,246,340	(1,601,323)	58,659

NET LOSS	(15,391,443)	(10,036,104)	(24,949,246)

Less: Net (loss) income attributable to noncontrolling interest from continuing operations	(34,287)	3,377	(65,124)

NET LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(15,357,156)	$(10,039,481)	$(24,884,122)

NET LOSS	$(15,391,443)	$(10,036,104)	$(24,949,246)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(75,401)	(60,019)	(131,941)

TOTAL COMPREHENSIVE LOSS	(15,466,844)	(10,096,123)	(25,081,187)

Less: Comprehensive (loss) income attributable to noncontrolling interest	(35,624)	3,137	(65,340)

COMPREHENSIVE LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(15,431,220)	$(10,099,260)	$(25,015,847)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	32,459,921	22,900,631	12,029,656

LOSS (INCOME) PER SHARE
Basic and diluted - continuing operations	$(0.54)	$(0.37)	$(2.07)
Basic and diluted - discontinued operations	$0.07	$(0.07)	$0.00
Total	$(0.47)	$(0.44)	$(2.07)

The accompanying notes are an integral part of these consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY (DEFICIT)

			Retain	Accumulated
			earning	other
	Ordinary shares		(accumulated	comprehensive	Noncontrolling
	Shares*	Capital	deficit)	Income (loss)	interest	Total
BALANCE, December 31, 2021	9,253,333	$334,863	$180,333	$6,036	$78,818	$600,050
Net income	-	-	(24,884,122)	-	(65,124)	(24,949,246)
Capital contributions	120,000	600,000	-	-	-	600,000
Forgiveness of debt by a related party	-	2,763,018	-	-	-	2,763,018
Earnout shares payment	-	5,199,629	-	-	-	5,199,629
Issuance of ordinary shares	4,626,667	500,000	-	-	-	500,000
Issuance of ordinary shares upon the Reverse Recapitalization	6,191,770	11,911,459	-	-	-	11,911,459
Foreign currency translation adjustment	-	-	-	(131,725)	(216)	(131,941)
BALANCE, December 31, 2022	20,191,770	21,308,969	(24,703,789)	(125,689)	13,478	$(3,507,031)
Net loss	-	-	(10,039,481)	-	3,377	(10,036,104)
Issuance of ordinary shares through private placements	790,000	790,000	-	-	-	790,000
Issuance of ordinary shares upon conversion of convertible notes	989,100	1,424,304	-	-	-	1,424,304
Issuance of ordinary shares upon settlement of debts	1,056,639	1,538,914	-	-	-	1,538,914
Issuance of ordinary shares upon settlement of prepaid forward contracts	1,600,000	2,368,000	-	-	-	2,368,000
Foreign currency translation adjustment	-	-	-	(59,779)	(240)	(60,019)
BALANCE, December 31, 2023	24,627,509	27,430,187	(34,743,270)	(185,468)	16,615	$(7,481,936)
Net loss	-	-	(15,357,156)	-	(34,287)	(15,391,443)
Issuance of ordinary shares through private placements	50,000	50,000	-	-	-	50,000
Issuance of ordinary shares upon conversion of convertible notes	2,908,750	3,613,125	-	-	-	3,613,125
Issuance of ordinary shares upon settlement of debts	995,362	1,713,587	-	-	-	1,713,587
Issuance of ordinary shares in assets acquisition	8,571,428	15,000,000	-	-	-	15,000,000
Foreign currency translation adjustments	-	-	-	(74,064)	(1,337)	(75,401)
BALANCE, December 31, 2024	37,153,049	$47,806,899	$(50,100,426)	$(259,532)	$(19,009)	$(2,572,068)

*	Giving retroactive effect to reverse recapitalization effected on November 17, 2022

The accompanying notes are an integral part of these consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,391,443)	$(10,036,104)	$(24,949,246)
Net income (loss) from discontinued operations	2,246,340	(1,601,323)	58,659
Net loss from continuing operations	(17,637,783)	(8,434,781)	(25,007,905)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Depreciation	22,111	4,886	5,499
Amortization of intangible assets	20,172	-	115,907
Amortization of operating right-of-use asset	125,476	106,314	42,662
Amortization of finance right-of-use assets	5,458	8,148	7,948
Provision for credit losses	44,885	2,463	2,759,817
Deferred taxes benefits	(4,379)	-	(48,228)
Gain on termination of finance lease	-	(7,174)	-
Earnout payment	-	-	5,199,629
Impairment loss on goodwill	-	-	971,229
Impairment loss on intangible assets	14,755,560	-	167,787
Change in fair value of prepaid forward purchase liabilities	-	1,303,658	12,911,503
Loss on settlement of prepaid forward contracts	-	2,635,816	-
Loss on debt settlement	448,000	645,612	-
Gain from forgiveness on promissory note	-	(10,000)	-
Change in operating assets and liabilities
Accounts receivable	85,220	(33,966)	141,955
Other receivables	210	1,000	1,587,372
Other receivables, related parties	(3,082)	-	-
Inventories	(126,274)	-	-
Prepaid expenses and other current assets	69,291	61,629	21,899
Accounts payable	15,992	1,269	-
Accounts payables - related party	-	-	-
Other payables and accrued liabilities	(235,221)	519,709	1,115,385
Customer deposits	451,325
Taxes payable	62,943	87,869	(37,597)
Operating lease liability	(125,476)	(106,314)	(42,662)
Net cash used in operating activities from continuing operations	(2,025,572)	(3,213,862)	(87,800)
Net cash (used in) provided by operating activities from discontinued operations	(9,155)	295,967	(1,439,028)
Net cash used in operating activities	(2,034,727)	(2,917,895)	(1,526,828)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(96,762)	-	-
Loan to third party	-	-	(246,664)
Purchases of intangible assets	(19,268)	-	-
Cash acquired through assets acquisition	16,297	-	-
Loan to third parties	(44,885)	-	-
Net cash used in investing activities from continuing operations	(144,618)	-	(246,664)
Net cash used in investing activities from discontinued operations	(3,148)	-	(21,542)
Net cash used in investing activities	(147,766)	-	(268,206)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	-	500,000
Capital contributions	-	-	600,000
Proceeds received from convertible notes	1,500,000	-	-
Repayments of convertible note	(300,000)	-	-
Proceeds received from Issuance of ordinary shares through private placements	50,000	790,000	-
Proceeds from the Reverse Recapitalization	-	-	1,324,961
Payments of merger costs	-	-	(1,305,580)
Proceeds from short-term loans - private lenders	784,269	-	-
Repayments to short-term loans - private lenders	(256,935)	-	-
Proceeds received from short-term loans - related parties	436,177	1,237,642	-
Borrowings from other payables - related parties	-	208,917	1,404,915
(Repayment to) proceed from other payables - related parties	(140,950)	-	272,489
Payment of finance lease liabilities	(4,450)	(5,945)	(6,502)
Borrowings from (repayments to) discontinued operations entities	-	493,769	(1,782,139)
Net cash provided by financing activities from continuing operations	2,068,111	2,724,383	1,008,144
Net cash provided by (used in) financing activities from discontinued operations	256,088	(371,888)	1,480,803
Net cash provided by financing activities	2,324,199	2,352,495	2,488,947

EFFECT OF EXCHANGE RATE CHANGES	(101,655)	(21,531)	(99,424)

NET CHANGE IN CASH	40,051	(586,931)	594,489

CASH, beginning of the year	197,554	784,485	189,996

CASH, end of the year	237,605	197,554	784,485

Less: Cash from discontinued operations	-	(8,549)	(85,483)

Cash from continuing operations, end of the year	$237,605	$189,005	$699,002

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$11,627	$42,900	$156,339
Cash paid for interest	$55,382	$17,520	$19,588

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use assets and lease liabilities	$159,409	$236,705	$105,350
Initial recognition of financing right-of-use assets and lease liabilities	$-	$36,204	$-
Derecognition of financing right-of-use assets upon lease termination	$-	$12,918	$-
Derecognition of financing lease liabilities upon lease termination	$-	$19,297	$-
Issuance of ordinary shares upon conversion of convertible notes	$3,613,125	$1,424,304	$-
Issuance of ordinary shares upon settlement of debts	$1,713,587	$1,538,914	$-
Issuance of ordinary shares upon settlement of prepaid forward contracts	$-	$2,368,000	$-
Reclassification of other payables and accrued liabilities upon settlement of a promissory note	$-	$160,000	$-
Issuance of ordinary shares in assets acquisition	$15,000,000	$-	$-
Issuance of convertible notes in settlement of short-term loans related parties, and other payables - related party	$935,377	$-	$-
Initial recognition of payables to former subsidiary upon disposal of subsidiary	$-	$-	$319,158
Conversion of debt into a promissory note	$-	$-	$170,000
Conversion of debts into convertible notes	$-	$-	$206,500
Forgiveness of debt by a related party	$-	$-	$2,763,018
Issuance of ordinary shares upon the Reverse Recapitalization	$-	$-	$11,911,459

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

The Company, through its subsidiaries, operates in two business segments focused on property management services, providing services to shopping malls, office buildings, and residential apartments, and holistic wellness consumer products and services after the discontinuation of its medical service operation in September 2023. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45. Accordingly, assets, liabilities, results of operations, and cash flows related to its medical service practice have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. The consolidated balance sheets as of December 31, 2024 and 2023 consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022 have been adjusted to reflect this change (see Note 4).

Recent development

Acquisition of Fortress Cove Limited

On May 6, 2024, the Company entered into a share purchase agreement (“Share Purchase Agreement”) with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products and services in Malaysia. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 10,000,000 (“Consideration Shares”) newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CK Health appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024 (see Note 5).

On July 1, 2024, Meng Dong Tan, Guohui Zhang, Xin Zhang, Yew Phang Chong, and Yew Yen Chong (the “Surrendering Shareholders”) entered into a share surrender deed with the Company. Under this agreement, the Company determined that the number of Consideration Shares that should have been issued to the Surrendering Shareholders was 8,571,428 in aggregate, based on the $1.75 per share price, which was the closing bid price quoted on Nasdaq on May 7, 2024, the date immediately preceding the completion date. The Surrendering Shareholders agreed to surrender an aggregate of 1,428,572 fully paid Consideration Shares to the Company for no consideration, subject to the terms of the deed.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The accompanying consolidated financial statements reflect the activities of EUDA and each of the following entities:

Name	Background		Ownership
EUDA Health Limited (“EHL”)	●	A British Virgin Islands company	100% owned by EUDA
	●	Incorporated on June 8, 2021
	●	A holding Company
Kent Ridge Healthcare Singapore Pte. Ltd. (“KRHSG”) (1) (4)	●	A Singapore company	100% owned by EHL
	●	Incorporated on November 9, 2017
	●	Multi-care specialty group offering range of specialty care services to patients.
EUDA Private Limited (“EUDA PL”) (1) (6)	●	A Singapore company	100% owned by EHL
	●	Incorporated on April 13, 2018
	●	A digital health company that provides a platform to serve the healthcare industry
Zukitek Vietnam Private Limited Liability Company (“ZKTV PL”) (1) (6)	●	A Vietnam company	100% owned by EUDA PL
	●	Incorporated on May 2, 2019
	●	A Research and Development Company

Singapore Emergency Medical Assistance Private Limited (“SEMA”) (1) (5)	●	A Singapore company	100% owned by EHL
	●	Incorporated March 18, 2019
	●	A holding company
The Good Clinic Private Limited (“TGC”)(1) (2)	● ● ●	A Singapore company Incorporated on April 8, 2020 Medical facility general practice clinic that provides holistic care for various illnesses	100% owned by SEMA
EUDA Doctor Private Limited (“ED PL”) (1) (3)	●	Incorporated March 18, 2019	100% owned by EHL
	●	A holding company
	●	A platform solution for doctors and physicians to find, connect, and collaborate with trusted peers, specialists, and other professionals
	●	Operation has not been commenced
Kent Ridge Hill Private Limited (“KR Hill PL”) (1) (3)	●	A Singapore company	100% owned by EHL
	●	Incorporated on December 1, 2021
	●	A B2B2C pharmaceutical and OTC drugs e-commerce platform to promote its drug products
	●	Operation has not been commenced
Kent Ridge Health Limited (“KRHL”)	●	A British Virgin Islands company	100% owned by EHL
	●	Incorporated on June 8, 2021
	●	A holding company
Zukitech Private Limited (“ZKT PL”) (1) (3)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on June 13, 2019
	●	A holding company
Super Gateway Group Limited (“SGGL”)	●	A British Virgin Islands company	100% owned by KRHL
	●	Incorporated on April 18, 2008
	●	A holding company
Universal Gateway International Pte. Ltd. (“UGI”)	●	A Singapore company	98.3% owned by SGGL
	●	Incorporated on September 30, 2000
	●	Registered capital of RMB 5,000,000
	●	A holding company
Melana International Pte. Ltd. (“Melana”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on September 9, 2000
	●	Property management service that services shopping malls, business office building, or residential apartments

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Name	Background		Ownership
Tri-Global Security Pte. Ltd. (“Tri-Global”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 10, 2000
	●	Property security service that services shopping malls, business office building, or residential apartments
UG Digitech Private Limited (“UGD”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 16, 2001
	●	A holding company
Nosweat Fitness Company Private Limited (“NFC”) (3)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on July 6, 2021
	●	A virtual personal training platform for fitness enthusiasts
	●	Operation has not been commenced
True Cover Private Limited (“TCPL”) (3)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 1, 2021
	●	A B2B e-claims healthcare insurance platform
	●	Operation has not been commenced
KR Digital Pte. Ltd. (“KR Digital”) (1) (3)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 29, 2021
	●	Development of software and applications
	●	Operation has not been commenced
Zukihealth Sdn. Bhd. (“Zukihealth”) (1) (3)	●	A Malaysian company	100% owned by KR Digital
	●	Incorporated on February 15, 2018
	●	Distribution of health care supplement products
	●	Operation has not been commenced
Euda Health Pte. Ltd. (“EHPL”)	●	A Singapore company
	●	Incorporated on May 26, 2023	100% owned by EHHL
	●	Management consultancy services for healthcare organization
Fortress Cove Limited (“Fortress Cove”)	●	British Virgin Islands company	100% owned by EUDA
	●	Incorporated on November 2, 2023
	●	A holding company
CK Health Plus Sdn Bhd (“CK Health”) (7)	●	A Malaysian company	100% owned by Fortress Cove
	●	Incorporated on November 23, 2023
	●	Direct sale of holistic wellness consumer products and services in Malaysia

(1)	These entities were presented as a discontinued operation in accompanying consolidated financial statements.
(2)	On March 1, 2022, SEMA, the Company’s wholly owned subsidiary, sold 100% of the equity interest in TGC to an unrelated individual third party for a total consideration of SG$ 1.0.

(3)	On August 28, 2023, these entities were struck off and dissolved.

(4)	On December 30, 2024, the Company sold 100% equity interest of KRHSG to Merlion Club Limited, an unrelated party, for a consideration of $1.

(5)	On January 1, 2024, the Company lost control of SEMA while it was undergoing liquidation. Accordingly, the Company deconsolidated SEMA from its consolidated financial statements effective as of that date.

(6)

On January 1, 2024, the Company lost control of Euda PL, and its subsidiary ZKTV PL, while they were undergoing liquidation. Accordingly, the Company deconsolidated Euda PL and ZKTV PL from its consolidated financial statements effective as of that date.

(7)	On 17 February 2025, EHHL subscribed to 2,157,551 shares and Fortress subscribed to 350,000 shares in CKHP. Subsequently, on 16 April 2025, EHHL subscribed to an additional 2,491,449 shares in CKHP. As of the date of this report, CKHP is owned 93% by EHHL and 7% by Fortress.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 2 – Going concern

In assessing the Company’s going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from bank, private lender, third parties and related parties and cash generated from operations have been utilized to finance the working capital requirements of the Company. As of December 31, 2024, the Company’s working capital deficit was approximately $3.4 million, and the Company had cash of approximately $0.2 million. The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, the Company had, and will likely continue to have, an ongoing need to raise additional cash from outside sources to fund its operations and any expansion plan. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements - Going Concern, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that our consolidated financial statements are issued.

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

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management is trying to alleviate the going concern risk by securing various financing resources, including but not limited to borrowing from the Company’s shareholders and certain of their affiliates, as well as the possibility of raising funds through a future public offering thereby, enabling the Company to meet its liabilities as and when required for the next twelve months. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, fair value of the identifiable intangible assets through assets acquisition, estimate of the useful life of the intangible assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, other provisions and contingencies, estimated fair value of earn-out shares, prepaid forward purchase liability and private warrants. Actual results could differ from these estimates.

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

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore and Malaysia conduct its businesses and maintain its books and records in the local currency, Singapore Dollars (“SGD”) and Malaysian Ringgits (“MYR”), as their functional currency, respectively.

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

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of and for the Year Ended December 31, 2024	As of and for the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Period-end SGD: US$1 exchange rate	1.37	1.32	1.34
Period-average SGD: US$1 exchange rate	1.34	1.34	1.38
Period-end MYR: US$1 exchange rate	4.47	-	-
Period-average MYR: US$1 exchange rate	4.57	-	-

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

On May 6, 2024, the Company has acquired 100% equity interest in Fortress Cove and its subsidiary CK health, which business operation is holistic wellness consumer products and services in Malaysia. Upon the completion of the streamlining of its medical service practice and acquisition of Fortress Cove and its subsidiary, the Company reorganized its business to become two reportable segments: property management services, and holistic wellness consumer products and services. The structure of these segments reflect the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments. All assets and continuing operations of the Company are physically located or domiciled in Singapore and Malaysia.

Acquisitions of assets

The Company applies the definition of a business in ASC 805, Business Combinations, to determine whether it is acquiring a business or a group of assets. When an acquired group of assets does not constitute a business, the transaction is accounted for as an asset acquisition. The cost of assets acquired and liabilities assumed in asset acquisitions is allocated based upon relative fair value. In the event that the cost of the asset acquisition exceed the fair value of the individual assets acquired and liabilities assumed, any excess cost over fair value should generally be allocated to the acquired assets on a relative fair value basis. This may result in certain assets being recognized in excess of their fair values, as measured in accordance with ASC 820.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company used a modified retrospective approach and the adoption does not have an impact on the Company’s consolidated financial statements. The Company’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Company has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Company’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. Allowance for credit losses amounted to $2,420 and $2,504 related to accounts receivable was recorded as of December 31, 2024 and 2023, respectively.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or net realizable value using the moving average unit cost method. Management reviews inventory on hand periodically for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value. As of December 31, 2024 and 2023, no allowance for obsolescence or unmarketable items was recorded.

Other receivables

Other receivables primarily include receivables from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, no allowance for credit losses related to other receivables was recorded.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to services providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, no allowance for doubtful account related to prepaid expenses and other current assets was recorded.

Long-term investment

As of December 31, 2024, the Company holds 39.3% of the equity interests in UG Digitech Sdn. Bhd.(“UGDSB”) through UG Digitech Private Limited (“UGD”), the Company’s 98.3% owned subsidiary, with carrying value of $0.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended December 31, 2024, 2023 and 2022, there was no impairment of property and equipment recognized.

Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over the Company’s best estimate of its useful life as follows:

Categories	Useful life
Distribution rights	2-3 years
Software	5 years

The Company amortizes intangible assets in accordance with ASC Topic 350, ‘Intangibles - Goodwill and Other.’ Distribution rights are amortized based on the pattern in which the economic benefits are consumed, while software is amortized on a straight-line basis over its expected useful life.

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

For the year ended December 31, 2022, management evaluated the recoverability of goodwill by performing qualitative assessment on the two reporting units and determine that it is more likely than not that the fair value of each reporting unit is less than its carrying amount. Therefore, management performed quantitative assessment, fully impairment loss on goodwill of $971,229 was recognized for the year ended December 31, 2022, as the carrying amount of each reporting unit is in excess of its fair value for the year ended December 31, 2022. The Company did not have any goodwill as of December 31, 2024 and 2023.

Impairment for long-lived assets

In accordance with ASC 360-10, Long-lived assets, including property and equipment, intangible assets with finite lives, goodwill and right of use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2024, 2023, and 2022, the Company recognized impairment losses on long-lived assets of $14,755,560, $0, and $167,787 respectively.

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

Upon completion of the business combination, all of 8i’s then outstanding public and private warrants were replaced by the Company’s public and private warrants. The Company treated such warrants replacement as a warrant modification and no incremental fair value was recognized.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Forward Purchase Receivables and Prepaid Forward Purchase Liabilities

The forward purchase receivable balance was $0 as of December 31, 2024 and 2023. The receivable relates to the prepayment under the forward purchase agreement, as described in Note 12. The prepayment amount is held in a deposit account until the valuation date, which is the second anniversary of the closing of the Business Combination, subject to certain acceleration provisions. Upon maturity, the sellers are entitled to receive $2.50 per Recycled Share (the “Maturity Consideration”), payable in either cash or shares, at the Company’s discretion. Refer to Note 12 for additional information.

In connection with the forward purchase agreement, the Company recognized a liability in accordance with ASC 480-10-25-8, as the Company is obligated to settle the Maturity Consideration in cash. This liability, referred to as the prepaid forward purchase liability, was recorded on the Company’s consolidated balance sheets at $0 as of December 31, 2024 and 2023. (Refer to Note 12).

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of December 31, 2024 and 2023, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of December 31, 2024 and 2023, the Company did not have any contract liability.

Sales of holistic wellness consumer products

- Performance obligations satisfied at a point in time

The Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the holistic wellness consumer products are transferred to its customer at the Company’s office or shipment of the goods. The revenue is recorded net of estimated discounts and return allowances. Historically, there were insignificant sales returns.

Wellness therapies service

- Performance obligations satisfied at a point in time

The Company carries out its Wellness Therapies services, offering prepaid therapy session packages to customers. The primary performance obligation is providing individual therapy sessions. Each therapy session is considered a separate and distinct performance obligation that provides immediate benefit to the customer upon completion. Revenues are recognized at a point in time upon the completion of each individual therapy session. If a customer does not fully utilize all prepaid sessions by the expiration of the package, the Company is entitled to retain any remaining consideration, and the unredeemed balance is recognized as revenue upon the package’s expiration.

Licensing service of bioenergy cabin

- Performance obligations satisfied over the time

The Company carries out its licensing services by granting licensees non-exclusive rights to use its CK Health brand, proprietary marks, and Bioenergy Spa Capsules, along with providing ongoing business support throughout the licensing period. The primary performance obligation is providing the licensee the right to use the brand and equipment, combined with ongoing operational support. The licensee benefits continuously from access to the brand, proprietary technology, and support services during the licensing period. Revenues are recognized over time throughout the licensing period as the Company satisfies its performance obligations by making the licensed rights and support services available to the licensee.

Wellness Membership Program

- Performance obligations satisfied over the time

The Company carries out its Wellness Membership Program, where customers pay a fixed fee to access ongoing wellness benefits, including services, discounts, and therapy session entitlements, over a defined membership term. The primary performance obligation is providing continuous access to wellness services and related benefits throughout the membership period. Customers consume the benefits progressively over time as they utilize the services and privileges under the membership. Revenues are recognized over time throughout the membership term as the Company satisfies its performance obligation by making the wellness products and services available to members.

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of December 31, 2024 and 2023, the Company did not have any contract assets.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of December 31, 2024 and 2023, the Company recorded $477,916 and $0 of contract liabilities.

Disaggregated information of revenues by products/services are as follows:

	For the Years Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Property management service:
Property management service – common area management	$2,870,912	$2,628,073	$2,919,335
Property management service – security management	1,051,070	1,078,385	844,960
Total property management service revenue	3,921,982	$3,706,458	$3,764,295

Holistic wellness consumer products and services:
Holistic wellness consumer products	3,262	-	-
Wellness therapies service	75,572	-	-
Licensing service of bioenergy cabin	7,299	-	-
Wellness Membership Program	2,890	-	-
Total holistic wellness consumer products and service revenue	89,023	-	-

Total revenue	4,011,005	3,706,458	3,764,295

Cost of revenues

Property Management Services

Cost of revenues mainly consists of labor expenses incurred attributable to property management service.

Disaggregated information of cost of revenues by products/services are as follows:

	For the Years Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Property management service:
Property management service – common area management	$2,334,029	$1,983,009	$2,210,703
Property management service – security management	880,833	881,374	683,593
Total property management service cost of revenue	3,214,862	2,864,383	2,894,296

Holistic wellness consumer products and services:
Holistic wellness consumer products	844	-	-
Wellness therapies service	33,144	-	-
Total holistic wellness consumer products and service cost of revenue	33,988	-	-

Total cost of revenues	3,248,850	2,864,383	2,894,296

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Advertising costs

Advertising is mainly through online and offline promotion activities. Advertising costs amounted to $77,580, $455,260 and $855,863 for the years ended December 31, 2024, 2023 and 2022, respectively.

Defined contribution plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $351,517, $316,971, and $340,756 for the years ended December 31, 2024, 2023 and 2022, respectively.

The related contribution plans include:

Singapore subsidiaries

- Central Provident Fund (“CPF”) – 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

- Skill Development Levy (“SDL”) – up to 0.25% based on employee’s monthly salary capped approximately $8.3 (SGD 11.25) for each employee.

Malaysia subsidiaries

- Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 4,000;

-Employees Provident Fund (“EPF”) – 12% based on employee’s monthly salary;

-Employment Insurance System (“EIS”) – 0.2% based on employee’s monthly salary capped of RM 4,000;

Goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net GST. The GST are based on gross sales price. GST rate is generally 9%, 8%, 7% for the years ended December 31, 2024, 2023 and 2022, respectively, in Singapore. In Malaysia, the Service Tax rate was 6% for the years ended December 31, 2023 and 2022, and increased to 8% effective March 1, 2024 for most taxable services. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more-likely-than-not of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the tax returns of the Company’s Singapore entities for the calendar year from 2020 through 2023 remain open for statutory examination by Singapore tax authorities.

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

Comprehensive loss

Comprehensive loss consists of two components, net income and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Loss per share

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company calculates basic and diluted loss per share for continuing operations as follows:

	For the Years Ended December 31
	2024	2023	2022

Numerator
Net loss from continuing operations	$(17,637,783)	$(8,434,781)	$(25,007,905)
Less: Net (loss) income attributable to noncontrolling interest from continuing operations	(34,287)	3,377	(65,124)
Net loss attributable to common shareholders, basic	$(17,603,496)	$(8,438,158)	$(24,942,781)
Denominator
Weighted average number of shares outstanding, basic and diluted	32,459,921	22,900,631	12,029,656
Loss per share, basic and diluted	$(0.54)	$(0.37)	$(2.07)

The Company calculates basic and diluted earnings/ (loss) per share for discontinued operations as follows:

	For the Years Ended December 31
	2024	2023	2022

Numerator
Net income/(loss) attributable to common shareholders, basic	$2,246,340	$(1,601,323)	$58,659
Denominator
Weighted average number of shares outstanding, basic and diluted	32,459,921	22,900,631	12,029,656
Earnings/ (loss) per share, basic and diluted	$0.07	$(0.07)	$0.00

As of December 31, 2024, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 36,517 and 4,458,625 of the Company’s ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

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

The Company did not have any financial assets or liabilities that were accounted for at fair value on a recurring basis as of December 31, 2024 and 2023.

Leases

The Company accounts for leases in accordance with ASC 842. The Company entered into three agreements as a lessee to lease office equipment for general and administrative operations. If any of the following criteria are met, the Company classifies the lease as a finance lease:

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024, 2023 and 2022, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recent accounting pronouncements

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

New Accounting Standards That Have Been Adopted:

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 on January 1, 2025, which did not have a material impact on the Consolidated Financial Statements.

New Accounting Standards That Have Not Yet Been Adopted:

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting guidance for induced conversions of convertible debt. The amendments clarify that, to account for a settlement as an induced conversion, an inducement offer must provide at least the consideration (in form and amount) issuable under the original conversion terms, even for instruments with cash conversion features. The amendments also clarify that the guidance applies to instruments not currently convertible, provided they had a substantive conversion feature at issuance and at the time of the inducement offer. The amendments aim to improve the relevance and consistency in application of the induced conversion guidance and are effective for annual periods beginning after December 15, 2025, with early adoption permitted for entities that have adopted ASU 2020-06. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flow.

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

On January 1, 2024, the Company lost control of SEMA, Euda PL, and its subsidiary ZKTV PL, while they were undergoing liquidation. Accordingly, the Company deconsolidated SEMA, Euda PL and ZKTV PL from its consolidated financial statements effective as of that date.

On December 30, 2024, the Company sold 100% equity interest of KRHSG to Merlion Club Limited, an unrelated party, for a consideration of $1.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023

ASSETS
CURRENT ASSETS
Cash	$-	$8,549
Accounts receivable, net	-	66,618
Other receivables	-	7,509
Due from related parties	-	1,228
Prepaid expenses and other current assets	-	18,935
TOTAL CURRENT ASSETS OF DISONTINUED OPERATIONS	-	102,839
TOTAL ASSETS OF DISCONTINUED OPERATIONS	$-	$102,839

LIABILITIES
CURRENT LIABILITIES
Short term loans - bank and private lender	$-	$192,717
Accounts payable	-	1,943,218
Other payables and accrued liabilities	-	251,902
Other payables - related parties	-	236,231
Taxes payable	-	-
TOTAL CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	-	2,624,068
TOTAL LIABILITIES OF DISCONTINUED OPERATIONS	$-	$2,624,068

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended December 31,
	2024	2023	2022

REVENUE	$-	$992,791	$6,076,415

COST OF REVENUE	-	800,185	3,592,217

GROSS PROFIT	-	192,606	2,484,198

OPERATING EXPENSES
Selling	13,209	217,122	967,299
General and administrative	285,982	1,562,114	1,338,202
Research and development	-	19,187	17,209
TOTAL OPERATING EXPENSES	299,191	1,798,423	2,322,710

(LOSS) INCOME FROM OPERATIONS	(299,191)	(1,605,817)	161,488

OTHER INCOME (EXPENSE), NET	2,545,640	5,532	(64,618)

INCOME (LOSS) BEFORE INCOME TAXES	2,246,449	(1,600,285)	96,870

PROVISION FOR INCOME TAXES	109	1,038	38,211

NET INCOME (LOSS) ATTRIBUTABLE TO EUDA	$2,246,340	$(1,601,323)	$58,659

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Reconciliation of the amount of cash flows from discontinued operations in the consolidated statements of cash flows for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Net cash (used in) provided by operating activities from discontinued operations	$(9,155)	$295,967	$(1,439,028)

Net cash used in investing activities from discontinued operations	$(3,148)	$-	$(21,542)

Net cash provided by (used in) financing activities from discontinued operations	$256,088	$(371,888)	$1,480,803

Note 6 – Acquisition of Fortress Cove

On May 6, 2024, EUDA entered into a Share Purchase Agreement with certain persons for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP.

CKHP is a Malaysia company, and it has no operations prior to April 1, 2024 other than start up activities. On March 11, 2024, CKHP signed an agency contract to begin its principal activities, which include the exclusive rights in the distribution of series of collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, through its members and through its online platform. On March 25, 2024, CKHP signed another agency contract which include the exclusive distribution rights to distribute bioenergy cabins in Malaysia from Guangzhou Beauty Wellness Health Technology Co., Ltd. (“GBHT”). Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 8,571,428 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $1.75 per share based on market price on May 7, 2024, EST. An additional one million ordinary shares (the “Additional Consideration Shares”) will be issued to the persons named in the Share Purchase Agreement if CKHP’s net income for the year ended December 31, 2024 is at least USD 2.0 million and net income for the year ended December 31, 2025 is at least USD 5.0 million. The acquisition has been closed on May 8, 2024 (“Acquisition Date”). Meng Dong (James) Tan, a significant shareholder of EUDA, who holds more than 25% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove before the Acquisition Date.

EUDA accounted for the acquisition of Fortress Cove as the purchase of an asset under generally accepted accounting principles in the U.S. (U.S. GAAP). Under this method of accounting, the assets of Fortress Cove will be recorded as of the Acquisition Date at their fair values and consolidated with EUDA. The fair value estimates include, but are not limited to, future expected cash flows, revenue and expense projections and discount rates.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The following table summarizes the consideration transferred:

Acquisition Date

Fair value of equity transferred in Acquisition Date (1)	$15,000,000
Fair value of contingent consideration (2)	-
Total consideration transferred	$15,000,000

(1)	The fair value of the consideration transferred as of the acquisition date is $15,000,000 (Based on 8,571,428 new EUDA shares issues at $1.75 based on the closing market price of EUDA on May 7, 2024 EST/May 8 SGT).

(2)	There is a contingent consideration where up to 1,000,000 new EUDA shares will be issued to the shareholders of Fortress Cove if net income of CKHP is at least $2,000,000 for Fiscal Year 2024 and $5,000,000 for Fiscal Year 2025 (“Milestones”). The contingent consideration will be issued as soon as practicable after both Milestones are achieved. Based on the financial forecast of CKHP, CKHP forecasted the probability of achieving the Milestones is very unlikely in Fiscal Year 2024 and Fiscal Year 2025. Hence, CKHP considered the fair value of the contingent consideration to be $0.

The purchase price was allocated to the assets and identifiable intangible assets acquired, and liabilities assumed, based on their relative fair values at the acquisition date. The Company considered the fair value of identifiable intangible assets is lower than their allocated relative fair values and recorded an impairment loss of $14,755,560 on these intangible assets related to the acquisition. As a result, no goodwill was recorded for the excess value of the consideration transferred over the fair value of net assets acquired, as the transaction was recognized as an asset acquisition under ASC 805 rather than a business combination.

The identifiable intangible assets, consisting of distribution contracts with Guangzhou Beauty Wellness Health Technology Co., Ltd (“GBHT”) and Guangzhou Yoroyal Medical Technology Co., Ltd (“Yoroyal”), were recognized with fair values of $279,025 and $58,803, respectively, net of impairment loss. These distribution contracts are amortized based on the pattern of economic benefit, with useful lives estimated at two years for GBHT and three years for Yoroyal. The income method, typically used for valuing intangible assets that generate the majority of economic benefits for the acquiring entity, was applied to assess these assets.

Note 7 – Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31, 2024	As of December 31, 2023

Accounts receivable	$148,594	$239,978
Allowance for credit losses	(2,420)	(2,504)
Total accounts receivable, net	$146,174	$237,474

As of December 31, 2024 and 2023, the Company had allowance for credit losses of $2,420 and $2,504, respectively.

Movements of allowance for credit losses from accounts receivable are as follows:

	For the Year ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022

Beginning balance	$2,504	$-	$-
Addition	-	2,463	-
Exchange rate effect	(84)	41	-
Ending balance	$2,420	$2,504	$-

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 8 – Inventories

Inventories consist of the following:

	As of December 31, 2024	As of December 31, 2023

Finished goods	$128,977	$-

Note 9 – Other receivables

Other receivables consist of the following:

	As of December 31, 2024	As of December 31, 2023

Employee advance and others	$4,596	$1,711

Movements of allowance for credit losses from other receivables are as follows:

	For the Year ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022

Beginning balance	$-	$-	$-
Addition	-	-	2,209,825
Write-off	-	-	(2,209,825)
Ending balance	$-	$-	$-

Note 10 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2024	As of December 31, 2023

Office equipment	$167,257	$76,285
Leasehold improvement	11,299	2,250
Subtotal	178,556	78,535
Less: accumulated depreciation	(90,844)	(71,803)
Total	$87,712	$6,732

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 amounted to $22,111, $4,886 and $5,499, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 11 – Intangible assets, net

Intangible assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023

Software	$19,681	$-
Distribution rights	337,827	-
Total intangible assets	357,508	-
Less: accumulated amortization	20,213	-
Total intangible assets, net	$337,295	$-

Amortization expense for the years ended December 31, 2024, 2023 and 2022 amounted to $20,172, $0, and $115,907, respectively. Impairment of intangibles assets for the years ended December 31, 2024, 2023 and 2022 amounted to $14,755,560, $0, and $167,787, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending:

Amortization
expenses
Twelve months ending December 31, 2025	$153,944
Twelve months ending December 31, 2026	159,484
Twelve months ending December 31, 2027	17,962
Twelve months ending December 31, 2028	3,936
Twelve months ending December 31, 2029	1,969
Total	$337,295

Note 12 – Forward Purchase Agreements

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

As of the closing of the Business Combination on November 17, 2022, the fair value of the prepaid forward purchase liability was $7,409,550. As of December 31, 2024, December 31, 2023, and June 8, 2023 (settlement date), the prepaid forward purchase liabilities amounted to $0, $0, and $21,624,711, respectively. For the years ended December 31, 2024 and 2023, the change of fair value of the prepaid forward purchase liability was amounted to $0 and a loss of $1,303,658, respectively.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 13 – Credit facilities

Short term loans – private lenders

Outstanding balances on short term loans from private lenders consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2024	As of December 31, 2023

Kong Wei Peng	Due on demand	0.0%	None	$2,236	$-
Raleigh Investment	January 31, 2025 (Repaid on January 31, 2025)	3.0%	None	12,198	-
8i Asia Limited	June 30, 2025 to December 31, 2025	0.0-8.0%	None	513,640	-
Total				$528,074	$-

Short term loans – related parties

Outstanding balances on short term loans from related parties consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2024	As of December 31, 2023

Meng Dong (James) Tan (2)	December 31, 2023 (1)	8.0%	None	$-	$23,634
Alfred Lim (3)	December 31, 2023, extended to December 31, 2025	8.0%	None	183,205	138,119
8i Enterprises Pte. Ltd(4)	December 31, 2025 (1)	8.0%	None	254,892	597,689
Total				$438,097	$759,442

(1)	On March 15, 2024, loan from 8i Enterprises Pte. Ltd and Meng Dong (James) Tan were converted into the Company’s ordinary shares (refer to Note 16). During the year ended December 31, 2024, the Company entered into new loan agreements with 8i Enterprises Pte. Ltd., borrowing an aggregate amount of $254,892. The loans bear interest at a rate of 8% and are scheduled to mature on December 31, 2025.
(2)	Mr. Meng Dong (James) Tan, the Company’s related party has more than 10% ownership of the Company.
(3)	Mr. Alfred Lim is a CEO, an executive director and shareholder of the Company.
(4)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte. Ltd. Mr. Tan has sole voting and dispositive power over the shares.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Convertible notes – third parties

Outstanding balances on convertible notes consist of the following:

Lender Name	Maturities	Interest Rate	Terms	As of December 31, 2024	As of December 31, 2023

Maxim Group LLC (“Maxim”)	July 31, 2024 (2)	0.0%	Automatically be converted into the Company’s ordinary shares at $1.5 per share if the balance is not being repaid by the maturity date	$-	$2,113,125
Loeb & Loeb LLP (“Loeb”)	November 17, 2023 (1)	0.0%	(1) 60,000 of the Company ordinary share has been issued to Loeb, which is subject to be returned and cancellation if the Company repaid the full or part of the convertible note, and (2) Loeb has the right to sell the ordinary shares in public market and the earning from the sales should be offset the remaining balance of the convertible note	-	300,000
Madam Chong Ah Kaw (3)	January 1, 2025	6.0%	Automatically be converted into the 3,333 of the Company’s ordinary shares on maturity date	22,365	-

Sarina Binti Md Amin (4)	February 1, 2025	6.0%	Automatically be converted into the 666 of the Company’s ordinary shares on maturity date	4,472	-
Rosli Bin Abd Latif (4)	January 25, 2025	6.0%	Automatically be converted into the 333 of the Company’s ordinary shares on maturity date	2,236	-
Total				$29,073	$2,413,125

(1)

The maturity date is being extended into three equal installments of $100,000, with the first installment due on or prior to April 30, 2024, the second installment on or prior to May 31, 2024 and the third installment on or prior to June 30, 2024. As of December 31, 2024, the Company has fully repaid Loeb’s balance.

(2)	On July 31, 2024, Maxim has assigned the convertible note to a third party, and the entire amount convertible notes has been converted into 1,408,750 share of the Company’s ordinary share on July 31, 2024. (refer to Note 16)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(3)	In January 2025, the Company has issued 3,333 shares of its ordinary shares to Madam Chong Ah Kaw in connection with the conversion of the convertible note.

(4)

As of the date these consolidated financial statements were issued, the Company had initiated the conversion of the notes held by Sarina Binti Md Amin and Rosli Bin Abd Latif into an aggregate of 999 ordinary shares, with the settlement of such conversion currently in progress.

Convertible notes – related parties

Lender Name	Maturities	Interest Rate	Terms	As of December 31, 2024	As of December 31, 2023

8i Enterprises Pte. Ltd (1)	December 31, 2025 (2)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $1.27 per shares at any time and from time to time.	$22,373	$-
Meng Dong (“James”) Tan (3)	December 31, 2025 (4)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $1.27 per shares at any time and from time to time.	24,004	-
Total				$46,377	$-

(1)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte Ltd. Mr. Tan has sole voting and dispositive power over the shares.

(2)	Since May 15, 2023, 8i Enterprises Pte Ltd (“8iEPL”), a company owned by Mr. Tan, has been rendering certain advisory services for the Company. Pursuant to a certain Settlement Agreement between the Company and 8iEPL dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (“8iEPL Convertible Note”). In April 2024, 8iEPL assigned $889,000 of 8iEPL Convertible Note to a third party and it was converted into 700,000 shares of the Company’s ordinary shares. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the remaining 8iEPLConvertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(3)	Mr. Meng Dong (James) Tan, the Company’s related party has more than 10% ownership of the Company.

(4)	On May 26, 2023, the Company borrowed from Meng Dong (“James”) Tan, a significant shareholder of the Company, an aggregate amount of $22,500, or a total of $24,004 with unpaid and accrued interests at 8% per annum (the “James Tan Loan”). Pursuant to a Settlement Agreement between the Company and Mr. Tan dated March 15, 2024 (the “James Tan Settlement Agreement”), the Company has agreed to issue Mr. Tan a convertible note in the aggregate amount of $24,004 (the “James Tan Convertible Note”) in full satisfaction of the James Tan Loan. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the James Tan Convertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date.

The Company determined that the embedded conversion feature from the convertible notes, related parties and third parties qualifies for the scope exception due to the embedded conversion feature indexed to the Company’s stock in accordance with ASC 815-40-15 and meet the equity requirement in accordance with ASC815-40-25.

The movement of convertible notes from third parties and related parties are as following:

	Third parties	Related parties
December 31, 2023 balance	$2,413,125	$-
Issuance of the convertible notes	1,500,000	935,377
Acquired from Fortress Cove Acquisition	29,073	-
Repayments	(300,000)	-
Conversion	(3,613,125)	(889,000)
December 31, 2024 balance	$29,703	$46,377

Note 14 – Other payables and accrued liabilities

	As of December 31, 2024	As of December 31, 2023

Accrued expenses (i)	$1,180,519	$823,345
Accrued payroll	413,219	811,680
Accrued interests (ii)	4,391	249,867
Others	-	2,520
Total other payables and accrued liabilities	$1,598,129	$1,887,412

(i)	Accrued expenses

The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal, audit and accounting fees, and other miscellaneous office related expenses.

(ii)	Accrued interests

The balance of accrued interests represented the balance of interest payable from short-term loan – third parties.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 15 – Related party balances and transactions

Related party balances

Other receivable – related party

Name of Related Party	Relationship	Nature	As of December 31, 2024	As of December 31, 2023

Alex Lai Kum Weng	Director of CKHP	Employee advance	$19,497	$-

Other payables – related parties

Name of Related Party	Relationship	Nature	As of December 31, 2024	As of December 31, 2023

Kelvin Chen	Former CEO, Director and shareholder of the Company	Operating expense paid on behalf of the Company	$-	$2,779
Kent Ridge Health Pte Ltd	Shareholders of this entity also are the shareholders of the Company	Operating expense paid on behalf of the Company	395,779	547,214
UG Digital Sdn Bhd	UGD, subsidiary of the Company owned 40% of this company	Operating expense paid on behalf of the Company	-	11,502
James Tan	Shareholder of the Company	Operating expense paid on behalf of the Company	2,181	-

Chong Yew Yen	Director of CKHP (resigned on July 31, 2024) and shareholder of the Company	Operating expense paid on behalf of the Company	230	-
8i Enterprises Pte Ltd (“8iEPL”) (1)	Shareholders of this entity also are the shareholders of the Company	Advisory services fee payable	135,000	135,000
8i Digital services Pte Ltd (“8i Digital”)	Shareholders of this entity also are the shareholders of the Company	Advisory services fee payable	21,952	-
Alfred Lim	A CEO, an executive director and shareholder of the Company	Operating expense paid on behalf of the Company	264	-
Total			$555,406	$696,495

(1)	A balance of $135,000 was converted into the Company’s ordinary shares in March 2024. See Note 16. On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8i Enterprises Pte Ltd (“8iEPL”) for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services. As of December 31, 2024, the Company had accrued a $135,000 advisory service fee pertaining to this Consultancy Agreement.

Short term loans – related parties

See Note 13 for details.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Convertible notes – related parties

See Note 13 for details.

Related party transaction

Acquisition of Fortress Cove

The acquisition of Fortress Cove and its subsidiary CKHP closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA, who holds more than 25% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove Limited. See Note 6 for details.

Consulting agreements with 8iEPL

On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8iEPL for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services. As of December 31, 2024, the Company had accrued a $135,000 advisory service fee pertaining to this Consultancy Agreement.

IT professional consulting service from 8i Digital

From August 2024 to October 2024, the Company engaged 8i Digital to provide IT professional consulting services. As of December 31, 2024, the Company had accrued a $21,952 for this service.

Note 16 – Shareholders’ equity

Capital contribution

On September 20, 2022, the Company received capital of $600,000 from an investor for the issuance in 8i’s ordinary shares. Such deposit is refundable if the business combination will not be completed by November 30, 2022. Initially, the Company recognized the subscribed shares deposit liability in accordance with ASC 480, “Distinguishing Liabilities from Equity” on inception. On November 17, 2022, Upon the closing of the Business Combination with 8i, the Company issued 120,000 ordinary shares to this investor and transferred such the subscribed shares deposit liability into equity as capital contribution.

Forgiveness of debt by a related party

On March 31, 2022, the Company and Wilke Services Limited (“Wilke”) entered into a deed of release of debt (“Deed”), pursuant to the Deed, upon the closing of the Business Combination, Wilke agrees to release and discharge the Company from the obligation to repay to Wilke of $2,763,018. As Wilke is a shareholder of the Company, such debt forgiveness was treated as an addition to the Company’s capital during the year ended December 31, 2022 Ordinary Shares.

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

-Private placements

In May 2023, the Company offered an aggregate of up to 4,000,000 ordinary shares of the Company in a private placement.

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

In June 2024, the Company issued and sold to two accredited investors an aggregate of 50,000 ordinary shares (the “Placement Shares”) at $1.00 per share for an aggregate to purchase price of $50,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

Conversion of debts

-Conversion of debts for the year ended December 31, 2023

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On May 16, 2023, the Company signed settlement agreement (“Chen Settlement Agreement”) with Kelvin Chen, the former CEO of the Company, pursuant to which the Company agreed to issue to Kelvin Chen an aggregate of 850,306 restricted ordinary shares of the Company in full satisfaction of Kelvin Chen’s claim for an aggregate amount of $850,306 provided to KRHSG from time to time since inception. Upon issuance of the restricted ordinary shares, the balance own to Kelvin Chen reduced to nil. In order to comply with Nasdaq’s shareholder approval requirement for issuance of stock to an executive officer of a company pursuant to Nasdaq Listing Rule 5635(c), the Company and Dr. Chen amended the Chen Settlement Agreement by entering into a Supplemental Agreement (the “Supplemental Agreement”) on June 6, 2023, so that the shares issued to Dr. Chen would be issued at a per share price not less than the closing bid price of $1.47 per share on May 15, 2023, the day prior to the execution of the Chen Settlement Agreement. Pursuant to the Supplemental Agreement, Dr. Chen has agreed to release and discharge KRHSG of all claims in return for 578,439 ordinary shares at $1.47 per share, the closing bid price of EUDA ordinary shares on May 15, 2023. Dr. Chen has agreed to forfeit and surrender 271,867 ordinary shares of the 850,306 ordinary shares issued to him on May 16, 2023.

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

-Conversion of debts for the year ended December 31, 2024

On March 15, 2024, the Company entered into settlement agreements (“Executive Settlement Agreement”) with the former Chief Executive Officer Kelvin Chen, former Chief Financial Officer Steven Sobak, and Chief Executive Officer and Executive Director Alfred Lim to resolve outstanding compensation. Under these agreements, Mr. Chen was issued 166,653 restricted ordinary shares in satisfaction of $212,484, Mr. Sobak received 75,059 restricted ordinary shares for $95,700, and Mr. Lim was granted 53,649 restricted ordinary shares for $68,403. All share issuances were based on the per-share closing price of $1.275 as of March 14, 2024, and fully satisfied the salaries and compensation owed to each executive as of December 31, 2023.

Pursuant to a certain Settlement Agreement between the Company and 8iEPL, the Company’s related party dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (the “8iEPL Convertible Note”). In April 2024, 8iEPL assigned the 8iEPL Convertible Note to a third party for an amount of $889,000. In May 2024, the balance was converted into 700,000 shares of the Company’s ordinary shares.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The following tables summarize the issuance of shares upon conversion of notes and settlement of debts discussed above:

	Executive Settlement Agreement	8iEPL Settlement Agreement	Total
Restricted Ordinary shares issued for settlements	295,361	700,000	995,362
Share price as of settlement date	$1.28	1.91
Fair value of settlement shares	$376,587	1,337,000	$1,713,587
Debt settled on May 16, 2023	$(376,587)	(889,000)	$(1,265,587)
Loss on Debt Settlements	$-	448,000	$448,000

Conversion of convertible note

On January 16, 2024, the Company entered into a convertible loan agreement with Gilandi Limited (“Gilandi”), under which Gilandi agreed to lend $500,000 to the Company in two tranches of $250,000 each, payable by January 31 and March 31, 2024 (“Gilandi Convertible Loan”). The loan carried an 8% annual interest rate until its maturity on March 31, 2024, when any outstanding balance would automatically convert into ordinary shares at $1.00 per share. The Company issued a $250,000 convertible note on January 17, 2024, and received the second tranche on March 28, 2024. On March 31, the entire $500,000 loan converted into 500,000 restricted ordinary shares of the Company.

On April 16, 2024, the Company and Affluence Resource Pte. Ltd., a Singapore company (“Affluence”) entered into a convertible loan agreement (the “Convertible Loan Agreement 2”) pursuant to which Affluence has agreed to lend to the Company a convertible loan in the principal amount of $1,000,000 to be paid in two (2) tranches of $500,000 each by April 18, 2024 and May 15, 2024 (the “ Affluence Convertible Loan”). The Affluence Convertible Loan shall bear interest of 12% per annum from the date it is remitted to April 30, 2025 (the “Maturity Date”) or the date when the Affluence sends the Company a written notice to convert any unpaid principal amount of the Convertible Loan with accrued interests (the “Outstanding Sum”) into ordinary shares of the Company (the “Conversion Notice”), whichever is earlier. Anytime on or before May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.00 per share. Anytime after May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.42 per share. The Company has no right of early repayment of any part of the Affluence Convertible Loan without Affluence’s written consent. Any Outstanding Sum on the Maturity Date will be automatically converted into ordinary shares of the Company at $1.42 per share. On May 31, 2024, the Company issued 1,000,000 ordinary shares to Affluence following the conversion of the $1,000,000 convertible loan.

In connection with the closing of the Business Combination, the Company issued to Maxim Group LLC (the “Holder”) a convertible promissory note in the aggregate amount of $2,113,125 (the “Note”). The Note bears no interest and at the option of the Holder, may convert into shares of the Company at the fixed conversion price of $1.5 per share. On July 31, 2024, Maxim has assigned the convertible note to a third party, and the entire amount convertible notes has been converted into 1,408,750 share of the Company’s ordinary share on July 31, 2024.

Settlement of Prepaid Forward Contracts

The Company issued 1,600,000 ordinary shares on June 8, 2023 in connection with the settlement of the Prepaid Forward Contracts with a fair value of $2,368,000. The fair value was determined by using the Company’s closing bid price of $1.48 per share on June 8, 2023. Refer to Note 12 for further detail.

Issuance of ordinary shares in assets acquisition

On May 6, 2024, EUDA entered into a Share Purchase Agreement for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 8,571,429 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $1.75 per share based on market price on May 7, 2024, EST. Refer to Note 5 for further detail.

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

As of December 31, 2024, the Company had 8,625,000 Public Warrants outstanding and 292,250 Private Warrants outstanding. Each whole Public Warrant and Private Warrant entitles the registered holder to purchase one-half share of the Company’s ordinary share at a price of $11.50 per share, subject to the following conditions discussed below.

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

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life
December 31, 2021	-	-	$-	-
Granted	8,917,250	4,458,625	$11.50	5.00
Forfeited	-		$-	-
Exercised	-		$-	-
December 31, 2022	8,917,250	4,458,625	$11.50	4.88
Granted	-	-	$-	-
Forfeited	-		$-	-
Exercised	-		$-	-
December 31, 2023	8,917,250	4,458,625	$11.50	3.88
Granted	-	-	$-	-
Forfeited	-	-	$-	-
Exercised	-	-	$-	-
December 31, 2024	8,917,250	4,458,625	$11.50	2.88

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

As a result, the Company determined the fair value of the Earnout Shares for Triggering Event 1 and 2 is amounted to $1,926,610 and $3,273,019, respectively, and recorded the same amount in consolidated statements of change in shareholders’ equity (deficit) and consolidated statements of operations and comprehensive loss as earnout share payment for the year ended December 31, 2022.

In addition, Company determined that the probabilities of achieving the revenue and net income thresholds are 0 for Triggering Event 3 and 4 and estimated the fair value of the Earnout Shares of 0.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 17 – Income taxes

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

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

The United States and foreign components of loss before income taxes were comprised of the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022

Singapore	$(378,777)	$(203,411)	$(3,942,542)
Malaysia	(673,036)	-	-
Foreign	(16,590,349)	(8,231,370)	(21,086,152)
Total loss (income) before income taxes	$(17,642,162)	$(8,434,781)	$(25,028,694)

The provision (benefit) for income taxes consisted of the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022

Current	$-	$-	$27,439
Deferred	(4,379)	-	(48,228)
Provision (benefit) for income taxes	$(4,379)	$-	$(20,789)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022

Singapore statutory income tax rate	17.0%	17.0%	17.0%
Tax rate difference outside Singapore (1)	1.7%	(16.6)%	(14.2)%
Taxable income below exemption threshold	0.0%	0.0%	0.0%
Change in valuation allowance	(1.0)%	(0.4)%	(1.9)%
Others (2)	(17.7)%	0.0%	(0.8)%
Effective tax rate	0.0%	0.0%	0.1%

(2)	Others mainly consisted of impairment loss of $14,755,560 on intangible assets from the Company’s subsidiary CK Health, which is non-deductible under local tax law.

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	December 31, 2024	December 31, 2023

Deferred Tax Assets
Valuation allowance for credit losses	$411	$426
Net operating loss carry forwards	675,460	544,385
Lease liabilities	32,849	20,574
Less: valuation allowance*	(676,318)	(545,099)
Total deferred tax assets, net	$32,402	$20,286

Deferred Tax Liabilities
Right of use assets	$(32,402)	$(20,286)
Amortization of intangible assets	(76,700)	-
Total deferred tax liabilities	(109,102)	(20,286)
Deferred tax assets/(liabilities), net	$(76,700)	$-

*	The valuation allowance on all deferred tax assets increased by $131,219 from December 31, 2023 to December 31, 2024.

As of December 31, 2024 and 2023, the Company had net operating losses carry forward (including temporary taxable difference of bad debt expense) of approximately $3.7 million and $3.2 million, respectively, from the Company’s Singapore and Malaysia subsidiaries. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely, while the net operating losses from the Malaysia subsidiary can be carried forward of ten years. Due to the limited operating history of certain Singapore and Malaysia subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses (including temporary taxable difference of bad debt expense) of approximately $0.7 million and $0.5 million related to Singapore and Malaysia subsidiaries as of December 31, 2024 and 2023, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2024, 2023 and 2022.

Taxes payable consist of the following:

	December 31, 2024	December 31, 2023

GST taxes payable	$260,243	$192,956
Income taxes payable	2,801	15,699
Totals	$263,044	$208,655

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 18 – Concentrations risks

(a) Major customers

For the years ended December 31, 2024, no customer accounted for more than 10.0% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for 11.3% of the Company’s total revenues. For the year ended December 31, 2022, no customer accounted for 10% or more of the Company’s total revenues.

As of December 31, 2024, two customers accounted for 19.0% and 15.0% of the Company’s total balance of accounts receivable, respectively. As of December 31, 2023, three customers accounted for 23.9%, 11.9%, and 10.6% of the Company’s total balance of accounts receivable, respectively.

(b) Major vendors

For the years ended December 31, 2024, 2023 and 2022, no vendor accounted for 10% or more of the Company’s total purchases.

As of December 31, 2024, two vendor accounted for 79.9% and 10.7% of the Company’s total balance of accounts payable. As of December 31, 2023, two vendors accounted for 10% or more of the Company’s total balance of accounts payable. This did not make the Company vulnerable to concentration risks as the balance is insignificant.

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $57,000 (SGD 75,000) per account. As of December 31, 2024 and 2023, the Company had cash balance of $70,670 and $177,205 was maintained at DI Scheme banks in Singapore, of $0 and $84,870 was subject to credit risk, respectively. The United States’ Federal Deposit Insurance Corporation (FDIC) standard insurance amount is up to $250,000 per depositor per insured bank. As of December 31, 2024 and 2023, the Company had cash balance of $15,237 and $10,820 was maintained at banks in the United States, of which none was subject to credit risk. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to approximately $53,000 (MYR 250,000) per depositor per insured bank. As of December 31, 2024 and 2023, the Company had cash balance of $151,506 and $0 was maintained at banks in Malaysia, of $79,219 and $0 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 19 – Leases

As of December 31, 2024 and 2023, the Company has leased three offices, which were classified as operating leases. In addition, the Company had two office equipment leases which were classified as finance leases.

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

The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using weighted average interest rate of 5.94% and 9.60% for operating lease and finance lease, respectively. The interest rate was determined using incremental borrowing rate with similar term in Singapore and Malaysia.

Operating and finance lease expenses consist of the following:

		For the Years Ended
	Classification	December 31, 2024	December 31, 2023	December 31, 2022

Operating lease cost
Lease expenses	General and administrative	$133,533	$123,366	$87,692
Lease expenses – short-term	General and administrative	-	-	-
Finance lease cost
Amortization of leased asset	General and administrative	7,157	8,148	7,948
Interest on lease liabilities	Other expense -Interest expenses	2,855	2,584	1,276
Total lease expenses		$143,545	$134,098	$96,916

Weighted-average remaining term and discount rate related to leases were as follows:

	As of December 31, 2024	As of December 31, 2023

Weighted-average remaining term
Operating lease	0.8 years	1.29 years
Finance leases	3.4 years	4.42 years
Weighted-average discount rate
Operating lease	5.94%	7.35%
Finance leases	9.60%	9.60%

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2024:

	Operating lease	Finance lease
	payments	payments	Total
Twelve months ending December 31, 2025	$155,707	$7,548	$163,255
Twelve months ending December 31, 2026	52,231	7,959	60,190
Twelve months ending December 31, 2027	-	7,959	7,959
Twelve months ending December 31, 2028	-	10,603	10,603
Twelve months ending December 31, 2029	-	-	-
Total lease payments	207,938	34,069	242,007
Less: discount	(4,959)	(5,872)	(10,831)
Present value of lease liabilities	$202,979	$28,197	$231,176

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 20 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On May 12, 2023, there were disagreements between the directors and formers directors of the Company concerning, among others, the legitimacy of:

a)	The purported appointment of David Capes (“Mr. Capes”) as the Chairman of the Board of in place of Gerald Lim;
b)	The purported appointment of Leonard Chee Hyong Chia (“Leonard”) to the Board as a replacement director;
c)	The purported removal of certain individuals as director(s) of the Company by Mr. Capes and Leonard;
d)	The removal of Mr. Capes as a director of the Company and from all Board committees on which he served on May 11, 2023;
e)	The dispute by Mr. Capes regarding his removal as a director of the Company;
f)	The validity of the purported shareholders’ resolutions of the Company dated May 12, 2023 (the “Resolutions”); and
g)	The various other issues raised by the Board from time to time.

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

KRHSG also filed a claim against Mr. Capes and one other defendant as a separate case in July 2023 in connection with unlawfully obstructed access to KRHSG’s client and clinic management systems, disrupting their business and resulting in losses to KRHSG in May 2023. On December 30, 2024, the Company sold 100% equity interest of KRHSG to a third party and therefore KRHSG is no longer an affiliate of the Company as of December 31, 2024.

On May 10, 2024, EUDA was served a statutory demand (the “Statutory Demand”) pursuant to Section 155(1) of the British Virgin Islands Insolvency Act 2003 (the “Insolvency Act”) by Carey Olsen Singapore LLP ( “Carey Olsen”) for payment of an alleged total indebtedness of US$138,202.66 in connection with the purported legal services rendered between February and August 2023 pursuant to an alleged engagement letter dated February 22, 2023 signed by certain former directors of the Company purportedly acting on behalf of the Company. The Company is of the position that it is not liable to pay the amount demanded by Carey Olsen in the Statutory Demand. On May 24, 2024, the Company filed an originating application seeking an order to set aside the Statutory Demand, and for Carey Olsen to pay the Company’s costs of the application. The originating application was heard on January 30, 2025, following which it was adjourned to allow Carey Olsen to produce its work product. The originating application has since been listed for a half-day hearing on May 1, 2025.

As of December 31, 2024 and 2023, except as disclosed above, the Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Note 21 – Segments information

The Company’s operating segments have been identified based on the way management organizes the business by the nature of services provided to customers and how the Chief Operating Decision Maker (“CODM”) manages the business and allocates resources. The CODM for the Company is its Chief Executive Officer. The Company has two reportable segments: property management services and holistic wellness consumer products and services.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The accounting policies applied to each segment are consistent with those described in the summary of significant accounting policies. The Company evaluates segment performance based on profit or loss from operations before income taxes. Intersegment sales and transfers are accounted for as if the transactions were made with third parties, using current market prices.

The Company’s reportable segments represent strategic business units that offer different products and services and are managed separately due to their distinct operational and marketing requirements.

The following tables summarize the Company’s segment information for the years ended December 31, 2024, 2023, and 2022.

	For the Year Ended December 31, 2024
	Property management services	Holistic wellness consumer products and services	Total

Revenue from external customers	$3,921,982	$89,023	$4,011,005

Less:
Cost of revenue	3,214,862	33,988	3,248,850
Segment gross profit	707,120	55,035	762,155

Less:
Salary Expense	680,792	114,145	794,937
Impairment loss on intangible assets	-	14,755,560	14,755,560
Bad debt expense	-	44,885	44,885
Other segment items	214,442	573,029	787,471
Segment loss	(188,144)	(15,432,585)	(15,620,699)

Reconciliation of profit or loss
Less: Unallocated amounts
Professional fees			1,282,865
Loss on debt settlement			448,000
Other corporate expenses			290,597
Net loss before income taxes			(17,642,162)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

	For the Year Ended December 31, 2023
	Property management services	Holistic wellness consumer products and services	Total

Revenue from external customers	$3,706,458	$-	$3,706,458

Less:
Cost of revenue	2,864,383	-	2,864,383
Segment gross profit	842,075	-	842,075

Less:
Salary Expense	749,437	-	749,437
Bad debt expense	2,463	-	2,463
Other Segment items	223,452	-	223,452
Segment loss	(133,277)	-	(133,277)

Reconciliation of profit or loss
Less: Unallocated amounts
Professional fees			2,364,263
Change in fair value of prepaid forward purchase liabilities			1,303,658
Loss on settlement of prepaid forward contracts			2,635,816
Other corporate expenses			1,997,767
Net loss before income taxes			(8,434,781)

	For the Year Ended December 31, 2022
	Property management services	Holistic wellness consumer products and services	Total

Revenue from external customers	$3,764,295	$-	$3,764,295

Less:
Cost of revenue	2,894,296	-	2,894,296
Segment gross profit	869,999	-	869,999

Less:
Salary Expense	595,211	-	595,211
Bad debt expense	2,759,819	-	2,759,819
Other Segment items	169,644	-	169,644
Segment loss	(2,654,675)	-	(2,654,675)

Reconciliation of profit or loss
Less: Unallocated amounts
Professional fees			1,330,769
Change in fair value of prepaid forward purchase liabilities			12,911,503
Earnout share payment			5,199,629
Impairment loss on intangible assets			1,139,016
Other corporate expenses			1,793,102
Net loss before income taxes			(25,028,694)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Other Significant Items:

	For the Year Ended December 31, 2024
	Property management services	Holistic wellness consumer products and services	Unallocated	Total
Interest expense	$2,137	$10,440	$32,313	$44,890
Depreciation and amortization	$139,987	$13,058	$20,172	$173,217
Capital expenditure	$-	$113,603	$2,427	$116,030

	For the Year Ended December 31, 2023
	Property management services	Holistic wellness consumer products and services	Unallocated	Total
Interest expense	$2,584	$-	$20,641	$23,225
Depreciation and amortization	$119,348	$-	$-	$119,348
Capital expenditure	$-	$-	$-	$-

	For the Year Ended December 31, 2022
	Property management services	Holistic wellness consumer products and services	Unallocated	Total
Interest expense	$1,276	$-	$92,506	$93,782
Depreciation and amortization	$172,016	$-	$-	$172,016
Capital expenditure	$-	$-	$-	$-

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Disaggregated information of revenues by regions are as follows:

	For the Years Ended December 31,
	2024	2023	2022

Singapore	$3,921,982	$3,706,458	$3,764,295
Malaysia	89,023
Total	$4,011,005	$3,706,458	$3,764,295

As of December 31, 2024, the Company’s total assets were comprised of $279,515 for property management service, $1,173,979 for holistic wellness consumer products and services, and $244,316 for others.

As of December 31, 2023, the Company’s total assets were comprised of $597,090 for property management service, $102,839 for medical services, and $610,579 for others.

Note 22 – Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through April 29, 2025, the date the Company issued these consolidated financial statements.

From January 2025 to April 2025, the Company entered into ten loan agreements with 8i Enterprises Pte Ltd, a related party, for an aggregate principal amount of $768,942. The loans bear interest at 8% per annum and are due between June 2025 to December 2025.

In March 2025, the Company entered a loan agreements with 8i Asia Limited, a third party, for an aggregate principal amount of $46,293. The loans did not bear any interest at and are due in December 2025.

In March 2025, the Company entered into a loan agreements with Alfred Lim, a related party, for an aggregate principal amount of $35,855. The loans bear interest at 8% per annum and are due in June 2025.

Other than the events described above, the Company did not identify any additional subsequent events that would require disclosure.

