Form 20-F/A
period 2024-12-31
EUDA Health Holdings Ltd
filed 2025-09-11
CIK 1847846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Date of event requiring this shell company report _______

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of EUDA Health Holdings Limited, a British Virgin Islands exempt company, for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2025 (the “Original Filing”), is being filed solely for the purpose of amending and restating page F-1 of the Original Filing. This Amendment No. 1 consists solely of the cover page, this explanatory note, page F-1 and the Signature Page.

Except as described above, no other information included in the Original Filing is being amended or updated by this Amendment No. 1 and, other than as described herein, this Amendment No. 1 does not purport to reflect any information or events subsequent to the Original Filing. This Amendment No. 1 continues to describe the conditions as of the date of the Original Filing and, except as expressly contained herein, we have not updated, modified or supplemented the disclosures contained in the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

2

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

We also have audited the adjustments described in Note 21 that were applied to the 2023 financial statements to retrospectively reflect the Company’s adoption of Accounting Standards Update issued on November 27, 2023 relating to segment reporting (ASC 280), In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

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

Kuala Lumpur, Malaysia

April 29, 2025

F-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUDA Health Holdings Limited

By:	/s/ Alfred Lim
Name:	Alfred Lim
Title:	Chief Executive Officer

Date: September 11, 2025

3