Form 20-F/A
period 2024-12-31
EUDA Health Holdings Ltd
filed 2025-09-24
CIK 1847846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

This Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form 20-F of EUDA Health Holdings Limited, a British Virgin Islands exempt company, for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2025 (the “Original Filing”), as amended by Amendment No.1 filed with the SEC on September 11, 2025, is being filed solely for the purpose of (1) amending and restating Items 17 and 18 and Financial Statements of Part III; and (2) amending Item 19 of Part III in the Original Filing to file updated CEO and CFO certifications, and the auditors’ consent letters.

Except as described above, no other information included in the Original Filing is being amended or updated by this Amendment No. 2 and, other than as described herein, this Amendment No. 2 does not purport to reflect any information or events subsequent to the Original Filing. This Amendment No. 2 continues to describe the conditions as of the date of the Original Filing and, except as expressly contained herein, we have not updated, modified or supplemented the disclosures contained in the Original Filing. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

2

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Euda Health Holdings Ltd. and its subsidiaries are included at the end of this annual report.

3

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibits	Filing Date
2.1***	Description of Capital Stock.	20-F	001-40678	2.1	May 9, 2024
3.1***	Amended and Restated Memorandum and Articles of Association of EUDA Health Holdings Limited	S-1	333-268994	3.1	December 23, 2022
4.1***	Insider Trading Policy
8.1***	List of Subsidiaries.
10.1***	Convertible Loan Agreement between the Company and Gilandi Limited, dated January 16, 2024.	6-K	001-40678	10.1	January 23, 2024
10.2***	Amendment No. 1 to Convertible Promissory Note dated February 29, 2024	6-K	001-40678	10.1	March 5, 2024
10.3***	Settlement Agreement between the Company and Kelvin Chen, dated March 15, 2024	6-K	001-40678	10.1	April 4, 2024
10.4***	Settlement Agreement between the Company and Steven Sobak, dated March 15, 2024	6-K	001-40678	10.2	April 4, 2024
10.5***	Settlement Agreement between the Company and Alfred Lim, dated March 15, 2024	6-K	001-40678	10.3	April 4, 2024
10.6***	Settlement Agreement between the Company and Meng Dong (James) Tan, dated March 15, 2024	6-K	001-40678	10.4	April 4, 2024
10.7***	Settlement Agreement between the Company and 8i Enterprises Pte Ltd, dated March 15, 2024	6-K	001-40678	10.5	April 4, 2024
10.8***	Form of Convertible Note	6-K	001-40678	10.6	April 4, 2024
10.9***	Convertible Loan Agreement between the Company and Affluence Resource Pte. Ltd. dated April 16, 2024	6-K	001-40678	10.1	April 22, 2024
10.10***	Loan Agreement between the Company and Alfred Lim dated February 2, 2023	6-K	001-40678	10.2	April 22, 2024
10.11***	Supplemental Agreement between the Company and Alfred Lim dated March 31, 2023	6-K	001-40678	10.3	April 22, 2024
10.12***	Supplemental Agreement between the Company and Alfred Lim dated April 16, 2024	6-K	001-40678	10.4	April 22, 2024
10.13***	Settlement Agreement with Mr. Meng Dong (James) Tan, dated May 16, 2023	8-K	001-40678	10.1	May 26, 2023
10.14***	Settlement Agreement with 8i Holdings 2 Pte Ltd., dated May 16, 2023	8-K	001-40678	10.2	May 26, 2023
10.15***	Settlement Agreement with Shine Link Limited, dated May 16, 2023	8-K	001-40678	10.3	May 26, 2023
10.16***	Settlement Agreement with Menora Capital Pte Ltd, dated May 16, 2023	8-K	001-40678	10.4	May 26, 2023
10.17***	Settlement Agreement with Kelvin Chen, dated May 16, 2023	8-K	001-40678	10.5	May 26, 2023
10.17.1***	Supplemental Agreement with Kelvin Chen, dated June 6, 2023	8-K	001-40678	10.1	June 9, 2023
10.18***	Amendment to Prepaid Forward Agreement dated June 8, 2023	8-K	001-40678	10.2	June 9, 2023
10.19***	Amendment to Prepaid Forward Agreement dated June 8, 2023	8-K	001-40678	10.3	June 9, 2023
10.20***	Supplemental Agreement between the Company and Alfred Lim dated June 30, 2024
10.21***	Form of Loan Agreement between the Company and Alfred Lim.
10.22***	Form of Loan Agreement between the Company and 8i Enterprises Pte Ltd.
10.23***	Loan Extension Agreement between the Company and Alfred Lim dated April 1, 2025
10.24***	Loan Extension Agreement between the Company and 8i Enterprises Pte Ltd dated April 1, 2025
10.25***	Consultancy Agreement between the Company and 8i Enterprises Pte Ltd dated March 16, 2024
16.1***	Letter from Marcum Asia CPAs LLP to the SEC dated September 9, 2024	6-K	001-40678	16.1	September 9, 2024
23.1*	Consent of J&S Associate PLT
23.2*	Consent of Marcum Asia LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97***	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.1*	Cover Page Interactive Data File (embedded within the Inline XBRL)

* Filed herewith.

** Furnished herewith.

***Previously filed.

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUDA Health Holdings Limited

By:	/s/ Alfred Lim
Name:	Alfred Lim
Title:	Chief Executive Officer

Date: September 24, 2025

5

EUDA HEALTH HOLDINGS LIMITED

6

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

We also have audited the adjustments described in Note 21 that were applied to the 2023 financial statements to retrospectively reflect the Company’s adoption of Accounting Standards Update issued on November 27, 2023 relating to segment reporting (ASC 280). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

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

