Form 20-F
period 2025-12-31
EUDA Health Holdings Ltd
filed 2026-04-28
CIK 1847846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 1,890,375 ordinary shares outstanding (giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026).

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

INTRODUCTION

Unless otherwise stated in this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”), or the context otherwise requires, references to “we,” “us,” “our” “EUDA” or the “Company” are to EUDA Health Holdings Limited, a British Virgin Islands exempt company and references to:

●	“8i” means 8i Acquisition 2 Corp., a BVI business company that changed its name to “EUDA Health Holdings Limited” after the Business Combination.

●	“Articles” means the Amended and Restated Memorandum and Articles of Association of the Company dated February 27, 2026.

●	“Board” means the board of directors of 8i prior to the Closing, and the board of directors of the Company following the Closing.

●	“Business Combination” means the transactions contemplated under the SPA relating to the Share Purchase.

●	“Closing Date” means November 17, 2022, the date of the consummation of the Business Combination.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“EHL” means EUDA Health Limited, a British Virgin Islands business company.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“Nasdaq” means The Nasdaq Stock Market LLC.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“SPA” means the Share Purchase Agreement by and among 8i, EHL, Watermark Developments Limited, a British Virgin Islands business company (“Watermark” or the “Seller”), and Kwong Yeow Liew, dated April 11, 2022 and amended May 30, 2022, June 10, 2022, and September 7, 2022.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Share Purchase” means the share purchase by 8i of all of the then issued and outstanding shares of EUDA from Watermark pursuant to the SPA, resulting in EUDA becoming a wholly owned subsidiary of 8i, and 8i changing its name to “EUDA Health Holdings Limited.”

●	“Units” means 8i units, each consisting of one ordinary share, one redeemable warrant, and one right to receive one-tenth of an ordinary share upon consummation of the Business Combination.

●	Unless otherwise stated in this Annual Report, share amounts are given retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026.

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains “forward-looking statements” with respect to our financial condition, results of operations and business, plans, objectives and strategies. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “commit,” “advance,” “likely” or similar expressions that convey the prospective nature of events or outcomes. The forward-looking statements are based on the current expectations of the Company’s management and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by the Company and the following:

● we have failed to maintain a Minimum Market Value of Listed Securities (the “MVLS”) of $35 million required by the Nasdaq listing rules and if we do not regain compliance on or before October 20, 2026, our securities will be subject to delisting;

● we have experienced recurring losses from operations and negative cash flows from operations since 2020; and our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability continue as a “going concern;”

● we have identified material weakness in the Company’s internal control over financial reporting;

● uncertainties and risks relating to the Company’s recent strategic shift from medical services to the wellness industry;

● the ability to successfully integrate newly acquired businesses, adopt new business model and add new service offerings;

● the ability to successfully launch or benefit from an integrated digital health and rewards platform or that a utility token can be used on such platform;

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

● risks related to having a relatively new management team with limited experience of managing a public company;

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

We have failed to maintain a Minimum Market Value of Listed Securities (the “MVLS”) of $35 million required by the Nasdaq listing rules and if we do not regain compliance on or before October 20, 2026, our securities will be subject to delisting.

The Company received a written notice (the “MVLS Notice”) from Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on April 23, 2026, indicating that the Company had failed to maintain a Minimum Market Value of Listed Securities (“MVLS”) of $35 million over the last 32 consecutive business days as required by the Nasdaq Listing Rule 5550(b)(2). The Company has been provided a period of 180 calendar days from the date of the MVLS Notice, or until October 20, 2026, in which to regain compliance (the “MVLS Compliance Period”). In order to regain compliance with Nasdaq Listing Rule 5550(b)(2), the Market Value of Listed Securities of the Company must close at $35,000,000 or more for a minimum of ten consecutive business days during the MVLS Compliance Period. In the event that the Company does not regain compliance with Nasdaq Listing Rule 5550(b)(2) within the MVLS Compliance Period, Nasdaq will provide notice to the Company that its listed securities will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities. However, there can be no assurances that Nasdaq would be able to regain compliance with all applicable requirements for continued listing on the Nasdaq Capital Market.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability continue as a “going concern.”

The Company had a net loss of approximately $2.8 million and $15.4 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company’s negative working capital deficit was approximately $4.8 million, and the Company had cash of approximately $0.3 million. The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2020. In September 2023, we have streamlined our medical service operations to minimize any further losses as the demand in our services were much lower in the post Covid-19 era. It is currently expected that the Company will continue to have an ongoing need to raise additional cash from outside sources to fund its business operations and any expansion plan. There is no assurance that the Company’s capital raising efforts will be successful. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. Further, the Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements contained elsewhere in this Form 20-F do not include any adjustments that might result from the outcome of this uncertainty.

EUDA identified material weakness in the Company’s internal control over financial reporting, and if EUDA is unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business.

The Company produces our consolidated financial statements in accordance with the requirements of U.S. GAAP. Effective internal controls are necessary for EUDA to provide reliable financial reports to help mitigate the risk of fraud and to operate as a publicly traded company. Prior to the Business Combination, EUDA was a private company with limited accounting personnel and other resources with which to address internal controls and procedures. EUDA identified material weaknesses in the Company’s internal controls over financial reporting in connection with the audits of EUDA’s financial statements for the year ended December 31, 2025 and 2024. Our independent registered public accounting firm has not conducted an audit of our ICFR. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that was identified related to: (i) the lack of appropriate controls in the financial reporting process, specifically related to account reconciliations. As a result of this material weakness, the Company’s management concluded that our internal control over financial reporting was not effective as of December 31, 2025 and 2024. EUDA is in the process of developing a plan to remediate this material weakness and will continue to identify additional appropriate remediation measures. However, the material weakness will not be considered remediated until the remediation plan has been fully implemented, the applicable controls are fully operational for a sufficient period of time, and the Company has concluded, through testing, that the newly implemented and enhanced controls are operating effectively.

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

There is no assurance that the Company can achieve the desired strategic and financial benefits from its acquisition of CK Health

On May 8, 2024, the Company acquired all of the then issued and outstanding shares of Fortress Cove Limited, a British Virgin Islands business company (“FCL”) which was the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn. Bhd., a Malaysian company (“CK Health”) in the business of direct sales of wellness products, therapies and services, for an aggregate consideration of $15.0 million paid in the form of 428,571 shares (“Consideration Shares”) based on the $35.00 per share price pursuant to a Share Purchase Agreement dated May 6, 2024 (as amended and supplemented, the “CK Health Share Purchase Agreement”). EUDA accounted for the acquisition of FCL as the purchase of an asset under U.S. GAAP. The cost of the asset acquisition exceeds the fair value of FCL’s assets acquired and liabilities assumed pursuant to the CK Health Share Purchase Agreement. Although the Company plans to generate material sales revenue from CK Health’s holistic wellness consumer products and services (e.g., wellness therapies services, licensing services of bioenergy cabins, and a wellness membership program), there is no assurance that the Company can achieve the desired strategic and financial benefits from this acquisition. For the fiscal year ended December 31, 2025, CK Health has generated a total of approximately $2.0 million of revenue, representing approximately 29.3% of the Company’s total revenue.

CK Health has no experience in direct sales of stem cell therapy services rendered in China. There could be risks inherent in this new line of business that is not yet known to us at this time.

On April 22, 2025, CK Health entered into a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement with Key Lock, CK Health has agreed to purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock has agreed to use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. CK Health has no experience in direct sales of stem cell therapy services. Since these therapy services are rendered in third-party treatment centers in China, there could be risks inherent in this new line of business that is not yet known to the Company at this time. CK Health does not have the exclusive right to sell Guangdong Cell Biotech’s stem cell services in Singapore or Malaysia. This collaboration agreement is terminable by either party with one month’s notice of termination. If Key Lock loses its rights to distribute services for Guangdong Cell Biotech, it is very likely that EUDA will also lose its rights to distribute Guangdong Cell Biotech’s stem cell therapies in Singapore and Malaysia.

There is no assurance that we will be able to successfully launch or benefit from an integrated digital health and rewards platform or that a utility token can be used on such platform.

There can be no assurance that we will be able to successfully create an integrated digital health and rewards platform, or that if and when such platform is launched, a utility token can be used by our agents and customers to redeem tokens for our services or products on such platform. While EUDA still has plans to create an integrated digital health and rewards platform which will use a utility token called QB Utility Token, the QB Utility Tokens are currently being developed by QB Limited, an unaffiliated third party in Hong Kong, and we cannot predict or assure you whether or when the QB Utility Tokens will be available for use in EUDA’s digital health and wellness ecosystem.

On April 24, 2026, EUDA and QB Limited entered into a Simple Agreement for Future Tokens pursuant to which EUDA has agreed to purchase an aggregate of 16 million QB Utility Tokens in two tranches: (i) 1 million QB Utility Tokens for $250,000; and (ii) within three (3) months thereafter, 15 million QB Utility Tokens for 500,000 ordinary shares of EUDA for which EUDA has agreed to file a resale registration statement within 90 days thereafter. Even if such QB Utility Tokens become available for use by EUDA, there can be no assurance that the use of QB Utility Tokens will achieve its intended objectives or generate expected benefits. Management will also need to manage the risks around any new or emerging regulations for utility token, which may not be known to us at this time. Any failure in the aforementioned could have a material adverse effect on our business and results of operations.

A significant shareholder of the Company holds demand registration rights for a significant number of ordinary shares and the resale of these shares could cause a significant decline on the trading price of the Company’s ordinary shares.

In connection with the acquisition of CK Health, the Company issued to the former shareholders of Fortress Cove Limited an aggregate of 428,571 ordinary shares, 40% of which were issued to Mr. Meng Dong (James) Tan (“Mr. James Tan”) who holds approximately 17.8% of the currently issued and outstanding ordinary shares of the Company. Mr. James Tan also has the right to demand the Company at any time in his sole direction to file a registration statement with the SEC for the resale of any or all of these 428,571 ordinary shares. The resale of these shares could cause a significant decline on the trading price of the Company’s ordinary shares.

Uncertainties and risks accompany our strategy to shift from medical services to the wellness industry.

In September 2023, the Company decided to streamline its medical service operations by closing down clinics to reduce overhead costs and further loss from operations as the demand in our services were much lower in the post Covid-19 era. This decision to streamline certain medical-related business unit represented a strategic shift that had a major effect on the Company’s medical services financial results, and qualifies as discontinued operations under ASC205-20. As a result, the Company’s current primary operations remained with its property management services. Although management has started to generate sales revenue from CK Health’s wellness consumer products and services, and is actively exploring opportunities to expand its wellness services offerings in the non-invasive healthcare market in Asia (e.g., by expanding its services offerings to include stem cell therapy services), there is no assurance that it will be successful in its efforts. See Item 4. “Information About the Company,”

EUDA will require additional funding through sale of either debt or equity securities to support its continuing operations and growth of business, and such funding may not be available on acceptable terms, or at all, and that may adversely impact EUDA’s business, financial condition, results of operations and growth potential.

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

In March 2024, the Company paid its two then executive officers and an executive director an aggregate of 14,769 ordinary shares in lieu of cash compensation to conserve cash. In March 2024, the Company and James Tan entered into a settlement agreement pursuant to which the Company issued to James Tan convertible note in the aggregate amount of $24,004 in full satisfaction of a then outstanding loan and extended the maturity date of the then outstanding loan to March 14, 2025. In March 2024, the Company and an affiliate of James Tan entered into a settlement agreement pursuant to which the Company issued James Tan’s affiliate a convertible note in the aggregate amount of $911,373 in full satisfaction of certain outstanding loans and service payments.

From January 1, 2025 to the date of this report, 8i Enterprises Pte Ltd (“8iEPL”), an affiliate of James Tan has extended a loan in the aggregate amount of $1,243,263 to EUDA. Alfred Lim has also provided an additional loan of SGD372,000  (or $276,558) to EUDA. All loans from Alfred Lim have been fully repaid in cash in March 2026. (see “Item 7B. Major Shareholders and Related Party Transactions”). During the fiscal year 2025 to the date of this report, an unaffiliated third party also extended a loan of $51,000 to EUDA. There are no assurances that related parties or unaffiliated third party will accept shares of the Company as payment for any of their future loans or services to the Company.

EUDA entered into certain Securities Purchase Agreements (the “Securities Purchase Agreements”), dated on or about February 24 and 25, 2026, with the accredited investors named therein for the purchase of an aggregate of 625,000 ordinary shares for an aggregate purchase price of $3,750,000 (the “March 2026 Offering”). The Company intends to use the net proceeds from the March 2026 Offering for general corporate purposes, including possible acquisitions or the expansion of its business and working capital.

On August 1, 2025, EUDA entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, the Purchaser purchased an initial $1,000,000 Note on August 1, 2025 (the “Initial Note”) which is convertible into newly-issued ordinary shares of the Company, at an 85% discount each time it converts. On September 19, 2025, the Company entered into a letter agreement with the Purchaser pursuant to which the Company delivered 2,081 ordinary shares to Purchasers for the conversion price of $18.02 per share, and waived any breaches by Purchaser of the Note and Agreement to date, in exchange for Purchaser agreeing not to make any further conversions of the Note until December 15, 2025, unless the Company’s closing stock price as reported on The Nasdaq Stock Market has been $40.00 or higher for three consecutive trading days, and waiving any breaches by the Company of the Note and Purchase Agreement. The Initial Note was subsequently fully converted into 32,555 shares. The Company does not intend to purchase any additional Notes under the Purchase Agreement.

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

The Company has an Interim Chief Financial Officer and its Company’s management team has limited skills related to experience managing a public company. Loss of any senior management or other key employees could adversely affect its business, financial condition, and results of operations.

Since September 3, 2024, Ms. Vivian Tay, has been serving as the Company’s Interim Chief Financial Officer while the Company searches for a full-time successor CFO. Ms. Tay is also currently the Accounts Director at 8i Enterprises Pte. Ltd. (“8iEPL”), of which Mr. James Tan is the sole shareholder and director.

The Company’s management team is comprised of Mr. Alfred Lim, the Chief Executive Officer and Ms. Vivian Tay, the Interim Chief Financial Officer. The Company’s management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, the Company is subject to significant obligations relating to reporting, procedures and internal controls, and its management team may not successfully or efficiently manage such obligations. These obligations and scrutiny has required, and will continue to require, significant attention from the Company’s management and could divert their attention away from the day-to-day management of its business, which could adversely affect its business, financial condition, and results of operations.

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

General Business-Related Risk Factors

Business and Operational

Our plan to engage third parties in an effort to establish longevity clinics in China may not materialize or succeed.

There is no assurance that we will be able to successfully execute our current strategy which is focused on establishing a longevity clinic in Shenzhen, China to distribute our products and services through one or more third parties. At this time, EUDA has not entered into any legally binding agreements with any party for such longevity clinic. Even if such agreement is executed, there is no assurance that EUDA or any of its contracting third parties will be able to obtain the requisite government approvals required for the establishment of such clinics, and even so, without significant delay. There is significant execution and operational risk. Even if a longevity clinic is established, there can be no assurance that EUDA will benefit from its arrangement with one or more third parties to achieve its intended objectives or generate expected benefits. If the clinic underperforms or the strategy fails to attract patients and generate revenue, EUDA could incur substantial financial losses, which may negatively affect cash flow, profitability, and overall investment value. Any failure in the aforementioned could have a material adverse effect on our business and results of operations.

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

EUDA has allocated significant resources to sales of CK Health’s wellness consumer products and services and exploration of opportunities in other wellness services (which include direct sales of stem cell therapies in Singapore and Malaysia). The acquisition of CK Health and the direct sales of bioenergy cabins therapy packages has continued to require considerable upfront costs which include costs related to setting up three centers in Malaysia, consultancy and licensing fees. On April 22, 2025, CK Health entered into a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement with Key Lock, CK Health has agreed to purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock has agreed to use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. Stem cell therapies is a relatively new service in a nascent market in China. Once CK Health starts to sell stem cell therapies packages in Singapore and Malaysia, it expects to incur significant marketing costs. If anticipated consumer demand, regulatory approvals, or projected growth from these initiatives are not realized, the Company may not recover its investments, which could materially and adversely affect its business, financial condition, and results of operations.

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

As EUDA’s business operations began only in 2019, its short operating history, the recent shift of business from medical services to the wellness industry, and plan to launch a digital health and rewards platform and invest in a utility token to be developed by a third party on such platform, make it difficult to evaluate and assess the likelihood of EUDA’s success, its future business and prospects, and the risks and challenges that EUDA may encounter. These risks and challenges include EUDA’s ability to:

●	attract new consumers to use EUDA’s products and services;
●	retain consumers purchasing healthcare products and services;
●	encourage both new and existing consumers to adopt new offerings;
●	increase the number of consumers subscribing to CK Health’s network and related offerings;
●	expand the number of subscription and wellness programs that EUDA manages;
●	improve user engagement and loyalty through personalized wellness plans;
●	enhance customer education and awareness, particularly around innovative therapies like stem cells and bioenergy therapy;
●	comply with current and future laws and regulations affecting the healthcare and wellness sectors;
●	monitor and adapt to regulatory changes around supplements and alternative therapies;
●	monitor and manage regulatory changes around utility tokens;
●	manage cross-border compliance for international expansion or distribution of products;
●	anticipate macroeconomic trends that affect consumer behavior and healthcare spending;
●	adapt to pricing changes in stem cell and bioenergy therapies, and supplements;
●	innovate in response to evolving consumer preferences toward preventive and holistic healthcare;
●	react to challenges posed by existing competitors and new market entrants;
●	differentiate through innovation and integrated wellness solutions;
●	maintain and strengthen brand credibility in both medical and wellness markets;
●	proactively manage public perception of stem cell and bioenergy therapies;
●	mitigate reputational risks from misinformation, adverse outcomes, or regulatory scrutiny;
●	scale infrastructure and customer support to meet anticipated growing demand;
●	optimize logistics for sensitive product handling (e.g., cold chain for stem cells);
●	integrate new technology platforms and streamline internal systems.

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

EUDA anticipates that it will continue to depend on relationships with third parties, including partner organizations and technology and healthcare providers to grow the Company’s business. As of the date of this report, CK Health has signed two agency contracts giving it the exclusive rights to distribute certain collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, and certain bioenergy cabins in Malaysia. In April 2025, CK Health entered into a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement with Key Lock, CK Health has agreed to purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock has agreed to use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. CK Health does not have the exclusive right to sell Guangdong Cell Biotech’s stem cell services in Singapore or Malaysia. This collaboration agreement is terminable by either party with one month’s notice of termination. If Key Lock loses its rights to distribute services for Guangdong Cell Biotech, it is very likely that EUDA will also lose its rights to distribute Guangdong Cell Biotech’s stem cell therapies in Singapore and Malaysia. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. The Company’s competitors may be more effective in incentivizing such potential partners to favor their products or services over EUDA’s. In addition, acquisitions of EUDA’s existing and potential partners by competitors could result in a decrease in the number of EUDA’s current and potential clients, as partners may no longer facilitate the adoption of EUDA’s services to potential clients.

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

ITEM 4. INFORMATION ABOUT THE COMPANY

Recent Development

Reverse Stock Split

On February 27, 2026, EUDA filed an Amended and Restated Memorandum and Articles of Association (the “A&R Charter”) with the BVI Registrar of Corporate Affairs, to, among other things, set out the Company’s ability to divide or combine its ordinary shares, including the ability to effect a share combination by way of resolution of directors or resolution of members.  On March 23, 2026, the Company effected a 1:20 reverse stock split of its shares of common stock. Share amount reported in this Report are giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026.

Investment in Utility Tokens To be Developed

EUDA has plans to create an integrated digital health and rewards platform which will use a utility token called QB Utility Token, the QB Utility Tokens are currently being developed by QB Limited, an unaffiliated third party in Hong Kong. On April 24, 2026, EUDA and QB Limited entered into a Simple Agreement for Future Tokens pursuant to which EUDA has agreed to purchase an aggregate of 16 million QB Utility Tokens in two tranches: (i) 1 million QB Utility Tokens for $250,000; and (ii) within three (3) months thereafter, 15 million QB Utility Tokens for 500,000 ordinary shares for which EUDA has agreed to file a resale registration statement within 90 days thereafter. Even if such QB Utility Tokens become available for use by EUDA, there can be no assurance that the use of QB Utility Tokens will achieve its intended objectives or generate expected benefits. See “Risk Factors - There is no assurance that we will be able to successfully launch or benefit from an integrated digital health and rewards platform or that a utility token can be used on such platform.”

History

Formation

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

Share Purchase Agreement

On November 17, 2022 (the “Closing Date”), the Company consummated the business combination contemplated by the Share Purchase Agreement (the “SPA”) between 8i Acquisition 2 Corp., a BVI business company (“8i”), EUDA Health Limited, a British Virgin Islands business company (“EHL”), Watermark Developments Limited, a British Virgin Islands business company (“Watermark” or the “Seller”), and Kwong Yeow Liew, dated April 11, 2022 and amended May 30, 2022, June 10, 2022, and September 7, 2022. As contemplated by the SPA, a business combination between 8i and EUDA was effected by the purchase by 8i of all of the issued and outstanding shares of EUDA from the Seller (the “Share Purchase”), resulting in EUDA becoming a wholly owned subsidiary of 8i. In addition, in connection with the consummation of the Share Purchase, 8i has changed its name to “EUDA Health Holdings Limited.” The transactions contemplated under the SPA relating to the Share Purchase are referred to herein as the “Business Combination.”

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

Streamlining of Medical Services – September 2023

In September 2023, the Company decided to streamline its medical service operations by closing down clinics to reduce overhead costs and further loss from operations as the demand in our services were much lower in the post Covid-19 era. This decision to streamline certain medical-related business unit represented a strategic shift that had a major effect on the Company’s medical services financial results, and qualifies as discontinued operations under ASC205-20. See “Note 5 – Discontinued Operations” of consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023 for details. As a result, the Company’s current primary operations remained with its property management services. However, management is actively seeking new investments and businesses to acquire or develop other healthcare services.

Acquisition of CK Health – May 2024

On May 6, 2024, the Company entered into a Share Purchase Agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited, a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products in Malaysia. Pursuant to the Share Purchase Agreement, we have agreed to acquire the entire issued capital of CK Health for an aggregate consideration of $15.0 million paid in the form of 428,571 shares (“Consideration Shares”) based on the $30.00 per share price pursuant to the CK Health Share Purchase Agreement. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA is also a 40% shareholder of Fortress Cove Limited. For the fiscal year ended December 31, 2025, revenue generated from CK Health accounted for approximately 29% of our total revenue.

Collaboration Agreement with Key Lock – April 2025

On April 22, 2025, CK Health entered into a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), a prominent player in stem cell therapies and regenerative medicine, that develops autologous cell treatments and tailored medicines for various disorders. It currently has 37 established stem cell and DNA medical treatment facilities in China and presence in Indonesia and Cambodia. Pursuant to the terms of a distribution agreement between Guangdong Cell Biotech and Key Lock dated April 21, 2025, Key Lock is responsible for promoting and selling Guangdong Cell Biotech’s stem cell therapy packages, managing sales, market development and customer support. Pursuant to the collaboration agreement between CK Health and Key Lock, CK Health has agreed to purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock has agreed to use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. This collaboration agreement is terminable by either party with one month’s notice of termination.

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

Revenues from EUDA’s property management services increased from approximately $3.9 million for the year ended December 31, 2024 to approximately $4.4 million for the year ended December 31, 2025. EUDA generates revenue primarily from services in connection with property management service fees. Property management service fees are obtained from contractually recurring revenue from common area management and security management services which it provides to retail and residential properties.

Recent Offerings

On June 23, 2025, EUDA entered into an At The Market Offering Agreement (the “ATM Agreement”) with Chardan Capital Markets LLC (“Chardan”). Pursuant to the ATM Agreement, The Company may issue and sell through or to Chardan, as sales agent and/or principal, up to $10,000,000 of its ordinary shares, at no par value (the “ATM Shares’), from time to time during the term of, and on the terms set forth in, the ATM Agreement.

The Company filed a prospectus supplement relating to the offer and sale of the ATM Shares which forms a part of its Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024. Subject to the terms and conditions of the ATM Agreement, Chardan may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended Chardan will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Chardan a commission equal to 3.0% of the gross sales proceeds of any Shares sold directly into the market, and 7.0% if sold through institutional or broker-to-broker “block” transactions under ATM Agreement.

The Company is not obligated to make any sales of the ATM Shares under the ATM Agreement. The offering of the ATM Shares will terminate upon the earlier of (i) the sale of all Shares subject to the ATM Agreement or (ii) termination of the ATM Agreement in accordance with its terms.

EUDA entered into certain Securities Purchase Agreements (the “Securities Purchase Agreements”), dated on or about February 24 and 25, 2026, with the accredited investors named therein for the purchase of an aggregate of 625,000 ordinary shares for an aggregate purchase price of $3,750,000 (the “March 2026 Offering”). The ordinary shares were issued and sold pursuant to the Company’s prospectus dated November 4, 2024 and a prospectus supplement dated March 2, 2026 (the “Prospectus Supplement”). The Company intends to use the net proceeds from the March 2026 Offering for general corporate purposes, including possible acquisitions or the expansion of its business and working capital.

The Company entered into a securities purchase agreement dated November 26, 2025 with an accredited investor for the purchase of a warrant that was immediately exercisable into up to 100,000 newly issued ordinary shares of the Company. The warrant was amended on December 16, 2025 and January 13, 2026. On February 27, 2026, the Company repurchased the warrant in full for a total purchase price of US$125,000. Following the repurchase, the warrant was cancelled and is no longer outstanding. As a result of this transaction, there are no warrants remaining under this agreement, and the potential issuance of shares associated with the warrant has been fully eliminated.

On August 1, 2025, EUDA entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, the Purchaser purchased an initial $1,000,000 Note on August 1, 2025 (the “Initial Note”) which is convertible into newly-issued ordinary shares of the Company, at an 85% discount each time it converts. The Company filed a prospectus supplement relating to the offer and sale of the Notes pursuant to the Purchase Agreement, which forms a part of its Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024.

On September 19, 2025, the Company entered into a letter agreement with the Purchaser pursuant to which the Company delivered 2,081 ordinary shares to Purchasers for the conversion price of $18.02 per share, and waived any breaches by Purchaser of the Note and Agreement to date, in exchange for Purchaser agreeing not to make any further conversions of the Note until December 15, 2025, unless the Company’s closing stock price as reported on The Nasdaq Stock Market has been $40.00 or higher for three consecutive trading days, and waiving any breaches by the Company of the Note and Purchase Agreement. The Initial Note was subsequently fully converted into 32,555 shares. The Company does not intend to purchase any additional Notes under the Purchase Agreement.

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

EUDA currently provides property management services and direct sales of bioenergy cabin therapy packages. In addition, since late April 2025, it has expanded its offerings to include stem cell therapy services provided at third-party treatment centers in China.

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

On April 22, 2025, CK Health entered into a collaboration agreement with Guangdong Key Lock Health Management Co., Ltd. (“Key Lock”), an authorized distributor of Guangdong Cell Biotech Co. Ltd. (“Guangdong Cell Biotech”), responsible for promoting and selling its stem cell therapy packages, managing sales, market development and customer support. Pursuant to this collaboration agreement, CK Health has agreed to purchase from Key Lock certain stem cell therapy services offered by Guangdong Cell Biotech at certain pre-determined prices and market and sell these services in Singapore and Malaysia; and Key Lock has agreed to use its commercial endeavours to ensure proper stem cell therapy services received by EUDA customers at one of Guangdong Cell Biotech’s treatment centers in China. This collaboration agreement is terminable by either party with one month’s notice of termination. EUDA’s stem cell therapy offering will focus on regenerative treatments for chronic illnesses, age-related degeneration, and tissue repair. This combination will allow EUDA to serve consumers from daily wellness support to cutting-edge therapeutic care.

Legal Proceedings

On May 10, 2024, EUDA was served a statutory demand (the “Statutory Demand”) pursuant to Section 155(1) of the British Virgin Islands Insolvency Act 2003 (the “Insolvency Act”) by Carey Olsen Singapore LLP ( “Carey Olsen”) for payment of an alleged total indebtedness of US$138,202.66 in connection with the purported legal services rendered between February and August 2023 pursuant to an alleged engagement letter dated February 22, 2023 signed by certain former directors of the Company purportedly acting on behalf of the Company. The Company is of the position that it is not liable to pay the amount demanded by Carey Olsen in the Statutory Demand. On May 24, 2024, the Company filed an originating application seeking an order to set aside the Statutory Demand, and for Carey Olsen to pay the Company’s costs of the application. The originating application was heard on January 30, 2025, following which it was adjourned to allow Carey Olsen to produce its work product. Following a further hearing of the Originating Application on May 1, 2025, the BVI Court found that there was a substantial dispute in respect of the Statutory Demand and ordered the Statutory Demand to be set aside, with costs ordered in favor of the Company.

As of December 31, 2025 and 2024, except as disclosed above, the Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Employees

We had 123 full-time employees as of December 31, 2025, including our two named executive officers. None of our employees are covered by collective bargaining agreements, and we have not experienced any strikes or work stoppages related to labor relations issues. We believe we have good relations with our employees.

Corporate Information

Our principal executive office is 60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979. The phone number is +65 6327 1110. Our website is https://eudahealth.com/. The information contained on our website is not a part of this annual report.

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

EUDA GROUP STRUCTURE

EUDA HEALTH HOLDINGS LIMITED
BVI
EUDA HEALTH LIMITED
BVI
FORTRESS COVE LIMITED
BVI
93%
EUDA HEALTH MALAYSIA SDN BHD (Formerly known as CK HEALTH PLUS SDN BHD)
MALAYSIA
7%
EUDA HEALTH PTE LTD
SINGAPORE
WEITH MANAGEMENT LIMITED
BVI
KENT RIDGE HEALTH LIMITED
BVI
EUDA HEALTH HK LIMITED
Hong Kong
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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts in included in the fiscal years ended December 31, 2025, 2024 and 2023 (“Annual Financial Statements”) are derived from our audited consolidated financial statements included elsewhere in this annual report. These Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

5A. Operating Results

Overview

Summary of Business

On September 8, 2023, the Board of Directors held a Board meeting and all Members of Board of Directors has thoroughly reviewed the current market conditions and strategic considerations, and reached a resolution to streamline certain medical-related business units in the best interests of the Company and its shareholders. The Company has assessed the Board’s resolution about the streamlining of certain medical-related business unit and determined that it qualifies as discontinued operations under ASC205-20 because it represented a strategic shift that had a major effect on the Company’s medical services financial results. Following this transition, the Company’s primary operations remained focused on property management services. Since 2025, however, the Company has significantly expanded into holistic wellness and therapy-related services and products, including the direct sales of bioenergy cabin therapy packages and the provision of stem cell therapy services delivered through third-party treatment centers in China. In line with this shift, management continues to actively seek new investments and business opportunities to further develop and expand its healthcare and wellness service offerings.

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

Related Party Transaction

On May 6, 2024, we entered into a Share Purchase Agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products in Malaysia. Pursuant to the Share Purchase Agreement, we have agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 500,000 newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CK Health appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. For the years ended December 31, 2025 and 2024, CKHP’s net income did not reach the required milestone in either year; accordingly, the applicable performance conditions were not achieved. As a result, no additional contingent consideration is payable in connection with these milestones. The acquisition closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA is also a 40% shareholder of Fortress Cove Limited. For the fiscal year ended December 31, 2025, revenue generated from CK Health accounted for approximately 29% of our total revenue.

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

Key Components of Results of Operations

Revenues

We generated revenues from property management services and holistic wellness consumer products and services. The property management services covers the management and security services for properties such as condominiums, residential apartments, business office buildings and shopping malls. The holistic wellness consumer products and services include CK Health’s sales of holistic wellness consumer products, wellness therapies services, licensing services of bioenergy cabins, and a wellness membership program.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2025	2024	2023
Revenue	$6,820,264	$4,011,005	$3,706,458
Cost of revenue	3,827,465	3,248,850	2,864,383
Gross profit	2,992,799	762,155	842,075
Selling expenses	1,283,782	129,867	533,562
General and administrative expenses	4,149,280	3,211,859	4,269,567
Research and development	249	-	-
Impairment loss of long-lived assets	37,480	14,755,560	-
Loss from operations	(2,477,992)	(17,335,131)	(3,961,054)
Other expense, net	(247,783)	(307,031)	(4,473,727)
Loss before provision for income taxes	(2,725,775)	(17,642,162)	(8,434,781)
Provision (benefit) for income taxes	41,935	(4,379)	-
Net loss from continuing operations	(2,767,710)	(17,637,783)	(8,434,781)
Net income (loss) from discontinued operations	-	2,246,340	(1,601,323)
Net loss	$(2,767,710)	$(15,391,443)	$(10,036,104)

Fiscal Year Ended December 31, 2025 Compared to Fiscal Year Ended December 31, 2024

	For the years ended December 31,
				Percentage
	2025	2024	Change	Change
Revenue	$6,820,264	$4,011,005	$2,809,259	70.0%
Cost of revenue	3,827,465	3,248,850	578,615	17.8%
Gross profit	2,992,799	762,155	2,230,644	292.7%
Selling expenses	1,283,782	129,867	1,153,915	888.5%
General and administrative expenses	4,149,280	3,211,859	937,421	29.2%
Research and development	249	-	249	100.0%
Impairment loss of long-lived assets	37,480	14,755,560	(14,718,080)	(99.7)%
Loss from operations	(2,477,992)	(17,335,131)	14,857,139	(85.7)%
Other expense, net	(247,783)	(307,031)	59,248	(19.3)%
Loss before provision for income taxes	(2,725,775)	(17,642,162)	14,916,387	(84.5)%
Benefit for income taxes	41,935	4,379	46,314	(1,057.6)%
Net (loss) income from continuing operations	(2,767,710)	(17,637,783)	14,870,073	(84.3)%
Net income (loss) from discontinued operations	-	2,246,340	(2,246,340)	(100.0)%
Net (loss) income	$(2,767,710)	$(15,391,443)	$12,623,733	(82.0)%

Revenue

Our breakdown of revenues by categories for the years ended December 31, 2025 and 2024, respectively, is summarized below:

	For the years ended December 31,
				Percentage
	2025	2024	Change	Change
Property management services	$4,367,584	$3,921,982	$445,602	11.4%
Holistic wellness consumer products and services	2,452,680	89,023	2,363,657	2,655.1%
Total revenue	$6,820,264	$4,011,005	$2,808,259	70.0%

Property management services

Our revenue from property management services increased by approximately $0.4 million or 11.4%, to approximately $4.4 million for the year ended December 31, 2025 from approximately $3.9 million for the year ended December 31, 2024. The increase was primarily attributable to increase of the average management service fees charged to the clients, for both with and without security guard services. For the year ended December 31, 2025, the average property management service fee without the security guard service was approximately $93,000 compared to approximately $72,000 for the same period in 2024. For the year ended December 31, 2025, the average property management service fee with security guard service was approximately $105,000 compared to approximately $79,000 for the same period in 2024. For the year ended December 31, 2025, we consistently managed 31 units of properties with security guard services and 12 units without security guard services. For the year ended December 31, 2024, we consistently managed 13 units of properties with security guard services and 39 units without security guard services.

Our percentage of property management services revenue from each property type are summarized as follows:

	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024

Residential Apartments	69%	71%
Commercial Units	31%	29%

Historically, we provided more property management services in the residential apartments than in the commercial units during the years ended December 31, 2025 and 2024.

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

Disaggregated information of revenues from holistic wellness consumer products and services are as follows:

	For the years ended December 31,
				Percentage
	2025	2024	Change	Change
Holistic wellness consumer products	$406,592	$3,262	$403,330	12,364.5%
Wellness therapies service	1,772,614	75,572	1,697,042	2,245.6%
Stem cell treatment service	217,007	-	217,007	100.0%
Licensing service of bioenergy cabin	53,347	7,299	46,048	630.9%
Wellness Membership Program	3,120	2,890	230	8.0%
Total revenue from Holistic wellness consumer products	$2,452,680	$89,023	$2,363,657	2,665.1%

More than 8,419 and 4,071 members as of December 31, 2025 and 2024, respectively, had enrolled in the wellness membership program. We expect that revenues from holistic wellness consumer products and services will become a more meaningful contributor to our overall revenue base as we continue to expand our operations in the health and wellness sector.

Cost of Revenue

Our breakdown of cost of revenue by categories for the years ended December 31, 2025 and 2024, respectively, is summarized below:

	For the years ended December 31,
				Percentage
	2025	2024	Change	Change
Property management services	$3,390,367	$3,214,862	$175,505	5.5%
Holistic wellness consumer products and services	437,098	33,988	403,110	1,186.0%
Total cost of revenue	$3,827,465	$3,248,850	$578,615	17.8%

Property management services

Our cost of revenues from property management services increased by approximately $0.2 million, or 5.5%, to approximately $3.4 million for the years ended December 31, 2025 from approximately $3.2 million for the same period in 2024. The increase in cost of revenues from property management services is in line with the increase of the revenue from property management services.

Holistic wellness consumer products and services

Cost of revenue associated with our holistic wellness consumer products and services primarily consists of the cost of purchasing holistic wellness products for resale, depreciation for bioenergy cabin that performed the therapies service, and compensation for service personnel.

Disaggregated information of cost of revenue from holistic wellness consumer products and services are as follows:

	For the years ended December 31,
				Percentage
	2025	2024	Change	Change

Holistic wellness consumer products	$345,691	$844	$344,847	40,858.6%
Wellness therapies service	44,427	33,144	11,283	34.0%
Licensing service of bioenergy cabin	46,980	-	46,980	100.0%
Total cost of revenue from Holistic wellness consumer products	$437,098	$33,988	$403,110	1,186.0%

Gross Profit

Property management services

The gross profit percentage from property management services was 22.4% and 18.0% for the years ended December 31, 2025 and 2024, respectively. The increase of gross profit percentage of 4.3% was primarily attributable to improved labor cost efficiency, including better staffing utilization and optimized scheduling.

Holistic wellness consumer products and services

Disaggregated information of gross profit from holistic wellness consumer products and services are as follows:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	Change	Percentage Change

Holistic wellness consumer products
Gross profit	$60,901	$2,418	$58,483	2,418.7%
Gross margin	15.0%	74.1%	(59.1)%

Wellness therapies service
Gross profit	$1,728,187	$42,428	$1,685,759	3,973.2%
Gross margin	97.5%	56.1%	41.4%

Stem cell treatment service
Gross profit	$217,007	$-	$217,007	100.0%
Gross margin	100.0%	-%	100.0%

Licensing service of bioenergy cabin
Gross profit	$6,367	$7,299	$(932)	(12.8)%
Gross margin	11.9%	100.0%	88.1%

Wellness Membership Program
Gross profit	$3,120	$2,890	$230	8.0%
Gross margin	100.0%	100.0%	-%

Total holistic wellness consumer products and services
Gross profit	$2,015,582	$55,035	$1,960,547	3,562.4%
Gross margin	82.2%	62.0%	20.2%

For the year ended December 31, 2025, our holistic wellness consumer products and services segment generated total gross profit of approximately $2.0 million, with a gross margin of 82.2%, compared to gross profit of approximately $55,000 with a gross margin of 62.0% for the year ended December 31, 2024. The significant increase in gross profit was primarily due to the following.

Holistic wellness consumer products

Gross profit from holistic wellness consumer products increased to approximately $61,000 for the year ended December 31, 2025, compared to approximately $2,000 for the same period in 2024, primarily driven by increased sales volume of wellness consumer products. However, gross margin decreased to 15.0% from 74.1%, mainly due to a competitive pricing strategy adopted to maintain market competitiveness, as well as an inventory write-down of approximately $87,000.

Wellness therapies service

Gross profit from wellness therapies services increased to approximately $1.7 million for the year ended December 31, 2025, compared to approximately $42,000 for the same period in 2024, primarily driven by increased service volume. Gross margin improved to 97.5% from 56.1%, primarily attributable to enhanced operational efficiency, including higher utilization rates of therapist staff, which allowed fixed personnel costs to be leveraged over a larger volume of services.

Stem cell treatment service

Stem cell treatment services were newly introduced in 2025 and generated gross profit of approximately $217,000, with a gross margin of 100.0%, as the related revenue was recognized on a net basis.

Licensing service of bioenergy cabin

Gross profit from licensing services of bioenergy cabins decreased to approximately $6,000 for the year ended December 31, 2025, from approximately $7,000 for the same period in 2024. Gross margin decreased significantly to 11.9% from 100.0%, primarily due to the recognition of associated costs in the current year arising from a profit-sharing arrangement with a partner, whereas none were incurred in the prior year.

Wellness Membership Program

Gross profit from the wellness membership program increased to approximately $3,000 for the year ended December 31, 2025, from approximately $2,890 for the same period in 2024, primarily driven by increased enrollment of members in the wellness membership program.

Operating Expenses

Total operating expenses decreased by approximately $12.7 million, or 70.0%, to approximately $5.4 million for the year ended December 31, 2025 from approximately $18.1 million for the same period in 2024. The decrease was mainly attributable to the decrease of impairment loss on long-lived asset of approximately $14.8 million as a result of the Fortress Cove Acquisition (defined below). The decrease was offset by increase of selling expenses and general and administrative expenses of approximately $1.1 million and $0.9 million, respectively.

An increase of approximately $1.1 million in selling expenses was mainly attributable to a corresponding increase in commission expense, primarily due to commissions paid to individuals who recruited new members into the Company’s wellness membership program.

An increase of approximately $0.9 million in general and administrative expenses was primarily attributable to increase of approximately $0.4 million in professional fees, including audit, legal, accounting, and other advisory services, and other administrative expense which include office expense, amortization expense, and others of approximately $0.6 million due to expansion of our holistic wellness consumer products and services’ operation, offset by increase of approximately $0.1 million in salary expenses.

A decrease of approximately $14.8 million in impairment loss on long-lived assets was due to the impairment loss incurred on the intangible assets acquired from Fortress Cove Limited (“Fortress Cove”) and its subsidiary (“Fortress Cove Acquisition”) was recognized during the year ended December 31, 2024, whereas no such impairment was recognized in the same period of 2025.

Segment loss

Our segment loss from our reportable segments is summarized as follows:

	For the Years Ended March 31,
	2025	2024	Change	Percentage Change
Property management services	$153,473	$(188,114)	$341,587	(181.6)%
Holistic wellness consumer products and services	(1,107,889)	(15,432,584)	14,324,695	(92.8)%
Total reportable segment loss	$(954,416)	$(15,620,698)	$(14,666,282)	(93.9)%

Property management services

Segment profit from property management services reportable segment was increased by approximately $0.3 million mainly attributable increase in gross profit of approximately $0.3 million as discussed above.

Holistic wellness consumer products and services

Segment loss from holistic wellness consumer products and services reportable segment was decreased by approximately $14.3 million mainly attributable to decrease in impairment loss on intangible long-lived assets of approximately $14.8 million, and increase in gross profit of approximately $2.0 million, offset by increase of salary expenses of approximately $0.7 million, and other segment item such as commission expense of approximately $1.1 million due to expansion of the this reportable segment’s operations.

Other Expenses, Net

Our other expense, net is summarized as follows:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	Change	Change (%)

Interest expense, net	$(228,624)	$(44,890)	$(183,734)	409.3%
Loss on debt settlement	-	(448,000)	448,000	(100.0)%
Change in fair value of warrant liabilities	(25,000)	-	(25,000)	100.0%
Other income, net	5,841	185,859	(180,018)	(96.9)%
Total other expense, net	$(247,783)	$(307,031)	$59,248	(19.3)%

Total other expense, net amounted to approximately $0.2 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively. This significant change was mainly due to the following:

Interest expenses, net

The increase of interest expenses by approximately $0.2 million was mainly attributable to we obtained more new interest-bearing loans.

Loss on debt settlement

No loss on debt settlement was recognized for the year ended December 31, 2025 compare to a loss on our debt settlements of approximately $0.5 million for the same period in 2024, which resulted from entering into settlement agreements with various lenders and converting a portion of the outstanding debt into ordinary shares.

Other income, net

Other income, net amounted to approximately $6,000 and $0.2 million for the year ended December 31, 2025 and 2024, respectively. The change was mainly due to increase in exchange loss.

Income taxes expense (benefit)

Our income taxes expense was approximately $42,000 for the year ended December 31, 2025 as compared to income tax benefits of approximately $4,000 for the same period in 2024. The increase change is mainly due to increase of taxable income.

Net Loss from Continuing Operations

We had a net loss from continuing operations of approximately $2.7 million and $17.6 million for the years ended December 31, 2025 and 2024, respectively. Changes of net loss from continuing operations for the year ended December 31, 2025 as compared to the same period in 2024 was predominately due to the reasons as discussed above.

Net Income (Loss) from Discontinued Operations

We had no income or loss from discontinued operations for the year ended December 31, 2025, compared to a net income of $2.2 million for the same period in 2024. The change was primarily due to the disposal and deconsolidation of all discontinued entities during the year ended December 31, 2024.

Net Loss

We had a net loss of approximately $2.7 million and $15.4 million for the years ended December 31, 2025 and 2024, respectively. Changes of net loss for the year ended December 31, 2025 as compared to the same period in 2024 was predominately due to the reasons as discussed above.

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

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand and operating and capital expenditure commitments. Our liquidity needs are to meet working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from banks, private lenders, third parties and related parties and cash generated from operations have been utilized to finance working capital requirements. As of December 31, 2025, our working capital deficit was approximately $4.8 million, and we had cash of approximately $0.3 million.

We have experienced recurring losses from operations from operating activities since 2020. In addition, we had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund our expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. In connection with our assessment of going concern considerations, management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that our consolidated financial statements are issued. The management’s plan in addressing this uncertainty is through the following sources:

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

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Years Ended December 31,
	2025	2024	2023

Net cash used in operating activities from continuing operations	$(2,426,535)	$(2,025,572)	$(3,213,862)
Net cash (used in) provided by operating activities from discontinued operations	-	(9,155)	295,967
Net cash used in investing activities from continuing operations	(104,450)	(144,618)	-
Net cash used in investing activities from discontinued operations	-	(3,148)	-
Net cash provided by financing activities from continuing operations	2,550,031	2,068,111	2,724,383
Net cash provided by (used in) financing activities from discontinued operations	-	256,088	(371,888)
Effect of exchange rate changes	88,494	(101,655)	(21,531)
Net change in cash and cash equivalents	$107,540	$40,051	$(586,931)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities was approximately $2.4 million for the year ended December 31, 2025 and was primarily attributable to (i) approximately $2.7 million in net loss from continuing operations as discussed above, (ii) approximately $0.2 million of operating lease payment to reduce operating lease liabilities, (iii) approximately $86,000 increase in accounts receivable due to less collections, (iv) an increase of approximately $ $81,000 in other receivables, primarily attributable to more service deposit made during the period, and (v) approximately $0.2 million decrease in tax payable due to timely tax payments and offset by (i) various non-cash items of approximately $0.6 million which included depreciation expense, amortization expense, inventory write-down, deferred taxes benefits, loss on disposal of intangible assets, impairment loss on long-lived assets, and change in fair value of warrant liabilities (ii) approximately $0.3 million increase in other payables and accrued liabilities due to incurred more legal and professional fee.

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

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the year ended December 31, 2025, which was primarily attributable to approximately $77,000 and $27,000 in purchase of equipment and software, respectively.

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

Financing Activities

Net cash provided by financing activities was approximately $2.5 million for the year ended December 31, 2025 and was primarily attributable to (i) approximately $1.3 million proceeds received from short term loans - related parties, (ii) approximately $0.2 million proceed received from other payables - related parties, (iii) approximately $0.5 million proceed received from short-term loan private lender, (iv) approximately $1.0 million proceed received from issuance of convertible notes, and (v) approximately $0.1 million proceed received from issuance of warrants, offset by (i) approximately $0.6 million repayment to short-term loans from private lenders, and (ii) approximately $6,000 repayment finance lease liabilities.

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

5C. Research and Development, Patents and Licenses, etc.

Tri-Global Security Pte Ltd, EUDA’s operating subsidiary, is licensed to operate as a security agency in Singapore. See also Item 4. “Information About the Company.”

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

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment, finite-lived intangible assets, goodwill, and right-of-use assets, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as adverse changes in market conditions or expected future performance. When such indicators exist, we compare the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected from its use and eventual disposition. If the carrying amount exceeds those cash flows, we recognize an impairment charge equal to the excess of carrying value over estimated fair value, which is generally determined using discounted cash flow analyses or available market data. This assessment requires significant judgment in estimating future revenues, cash flows, useful lives, and market conditions. For the years ended December 31, 2025, 2024 and 2023, we recognized impairment losses on long-lived assets of $37,480, $14,755,560 and $0, respectively.

Warrant liabilities

The Company accounts for its warrant as a derivative liability under ASC 815, as it does not qualify for equity classification. The warrant is measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The fair value of the warrant is classified as Level 3 in the fair value hierarchy and requires significant management judgment, including the use of unobservable inputs such as volatility and certain contractual features. Changes in these assumptions could materially impact the Company’s results of operations.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Name	Age	Position(s)
Alfred Lim	74	Chief Executive Officer and Executive Director
Whye Shin (Vivian) Tay	40	Interim Chief Financial Officer
Chern Yong (Eric) Lew	52	Chairman of the Board
Bo Huang	36	Director
Kent Kwong Yeow Liew	70	Director

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

Whye Shin (Vivian) Tay. Ms. Vivian Tay has been serving as our Interim Chief Financial Officer since September 2024. She is also currently the Accounts Director at 8i Enterprises Pte. Ltd. (“8i Enterprises”) of which Mr. Meng Dong (James) Tan (“Mr. James Tan”) is the sole shareholder and director. Mr. James Tan is a significant shareholder, holding approximately 17.8% of our outstanding ordinary shares. Since November 2021, Ms. Tay has been responsible for managing 8i Enterprises’ portfolio companies. Ms. Tay has a solid background in external auditing. From March 2018 to September 2019, she was an Audit Manager at Crowe Horwath First Trust LLP, and from July 2010 to December 2016, an Audit Manager at Deloitte & Touche LLP, where she led audits for Singapore Exchange listed firms, multinational corporations, and small and medium-sized enterprises across industries such as, manufacturing, shipping, advertising, and construction. Ms. Tay earned her bachelor’s degree in accounting from Multimedia University, Malaysia, and is a Chartered Accountant of Singapore as well as a Fellow Member of the Association of Chartered Certified Accountants.

Chern Yong (Eric) Lew. Mr. Eric Lew is our independent director who has over 25 years of business experience. Mr. Lew started his career as an auditor with KPMG LLP for nearly 3 years before joining Wong Fong Industries Ltd where he served for 16 years as the Executive Director and remains as a board member. He served as the Executive Chairman of Y Ventures Group Ltd from March 2019 to July 2022, where his role was to drive the e-commerce group’s strategic direction and growth and to provide mentorship to management. Mr. Lew has served on the board of Eggriculture Foods Ltd since January 2023. He also serves on Executive Committee Board of WMRAS (Waste Management and Recycle Association of Singapore), the Board of Directors of Northlight School, and the NTU Nanyang Business School Alumni Board. In 2016, Mr. Lew was nominated for the Straits Times’ Singaporean of the Year for his contribution to small and medium-sized entities (SMEs) and innovation in Singapore. Mr. Lew has a Bachelor’s Degree in Accountancy with a Minor in Banking and Finance from the Nanyang Technological University of Singapore.

Bo Huang. Mr Huang Bo is the General Manager of Shenzhen Key Lock Biotechnology Co., Ltd. Prior to Shenzhen Key Lock Biotechnology Co., Ltd., Mr. Huang served as City Manager of Shenzhen Kewei Robotics Technology Co., Ltd., a position he held from March 2020 to June 2024. From October 2016 to July 2019, Mr. Huang served as Project Manager of Shenzhen Xixi Network Technology Co., Ltd., and from March 2013 to September 2016, Mr. Huang served as Shenzhen Market Operations Director of Magic Line Technology (Shenzhen) Co., Ltd., a NASDAQ listed company. Mr. Huang has earned a Bachelor’s Degree from Zhengzhou University of Technology in July 2009.

Kwong Yeow (Kent) Liew. Mr. Kent Liew is our independent director who has more than 25 years of experience in several multi-national organizations, such as Matsushita Denki, General Motors, Intel as well as Urmet Telecoms Italy. He served as a Director 8i Enterprises Acquisition Corp., a blank check company listed on Nasdaq, from March 2018 until September 2020 when it consummated its business combination with Diginex Ltd, and of Moxian, Inc. from March 2014 to August 2016. Mr. Liew served as the President, Chief Executive Officer and director of Rebel Group, Inc., a Singapore company, from February 2013 to January 2015. In 2006, Mr. Liew was instrumental in setting up the first manufacturing plant of Urmet Telecommunications S.p.A in China and fine-tuning its supply chain. Prior to that, Mr. Liew was the General Manager of Aztech Singapore Pte. Ltd’s plant in China from 2001 through 2005. From 1992 through 2001, he served as the Head of Operations of the manufacturing facilities of Phoenix Mecano S E Asia Pte. Ltd in Singapore. Mr. Liew received his certificate in Electrical Engineering from Singapore Technical Education in 1974. He also completed the management study programs in City and Guilds regarding Electrical and Electronics in 1974, Industrial Training Board at MOE Singapore in 1976, Matsushita DENKI Management Development Program in 1978, General Motors Institute in 1983 and Intel University in 1987. Mr. Liew is fluent in English and Chinese.

B.	Compensation

For the fiscal year ended December 31, 2025, we paid Mr. Alfred Lim, our Chief Executive Officer and Executive Director, Ms. Vivian Tay, our interim Chief Financial Officer, and Mr. Kong Yew Wong, our former independent director an aggregate of approximately US$273,276 in cash. For the fiscal year ended December 31, 2024, we paid Dr. Kelvin Chen, our former Chief Executive Officer and Executive Director, Mr. William Tan, our former Chief Financial Officer, Mr. Alfred Lim, our Chief Executive Officer and Executive Director and Ms. Vivian Tay, our interim Chief Financial Officer, an aggregate of approximately US$471,727 in cash. None of our executive officers or Executive Director received any bonus or other compensation for the fiscal years 2025 and 2024.

None of our independent directors received any compensation from the Company for fiscal years 2025 and 2024. The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $383,897 and $351,517 for the years ended December 31, 2025 and 2024, respectively.

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

Nasdaq requires that a majority of our board must be composed of “independent directors.” Currently, Eric Lew, Bo Huang, and Kent Liew would each be considered an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Audit Committee

Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee all of whom must be independent. Our audit committee of the board of directors consists of Eric Lew, Bo Huang and Kent Liew, each of whom is an independent director under Nasdaq’s listing standards. Eric Lew is the Chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee (the “nominating committee”) of the board of directors consists of Kent Liew, Eric Lew and Bo Huang, each of whom is an independent director under Nasdaq’s listing standards. Kent Liew is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

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

Compensation Committee

Our compensation committee of the board of directors consists of Bo Huang, Eric Lew and Kent Liew, each of whom is an independent director under Nasdaq’s listing standards. Bo Huang is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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

D.	Employees

As of December 31, 2025, EUDA had 104 full-time employees in Singapore, and 19 in Malaysia.

The following table sets forth the number of its employees by function as of December 31, 2025.

Function:
Senior Management	6
Accounting and Finance	9
Sales & Marketing	16
Operations	91
Human Resource	1
Total	123

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on 2,494,325 ordinary shares issued and outstanding as of April 15, 2026.

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

Name of Beneficial Owner	Number of Ordinary Shares of EUDA Health Holdings Limited Beneficially Owned**	% of Ownership
Five Percent Holders
Watermark Developments Limited(1)	483,000	19.1%
Meng Dong (James) Tan(2)	451,824	17.8%
Directors and Executive Officers
Alfred Lim(3)	2,683	*
Vivian Tay	-	-
Eric Lew	-	-
Bo Huang	-	-
Kent Liew	150	*
All Directors and Executive Officers of the Company as a Group (5 persons)	2,833	*

* Less than 1%

** Giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026.

(1)	483,000 ordinary shares were issued to Watermark Developments Limited at closing of the Business Combination, of which at closing of the Business Combination (a) approximately 25.6% are beneficially owned by Fan Pingli through Wilke Services Limited, at Suite 9, Ansuya Estate, Revolution Avenue Victoria, Mahe, Seychelles, (b) approximately 11.1% are beneficially owned by Kelvin Chen, through Interglobe Venture Inc, at Ground Floor, Coastal Building, Wickhams Cay II, PO Box 3169, Road Town, Tortola, British Virgin Islands, (c) approximately 10.9% are beneficially owned by Hartanto through Mount Locke Limited, at Suite 9, Ansuya Estate, Revolution Avenue Victoria, Mahe, Seychelles, (d) approximately 10.9% are beneficially owned by Koh Yong Pau through Pine Alliance Limited, at Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola VG 1110 British Virgin Islands, (e) approximately 10.9% are beneficially owned by Kng Pong Sai through Scotgold Holdings Limited, at Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola VG 1110 British Virgin Islands, and (f) approximately 10.9% are beneficially owned by Janic Pacific Limited, at Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola VG 1110 British Virgin Islands. The remaining shareholders of Watermark Developments Limited each own less than 5% of Watermark Developments Limited. The address of Watermark Developments Limited is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Includes 111,193 shares held by 8i Capital Limited of which Mr. Tan is the sole shareholder and director and therefore has the sole voting and dispositive power over these shares. The address for 8i Capital Limited is c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.

(3)	Includes 2,683 ordinary shares issued pursuant to Settlement Agreement between the Company and Mr. Lim dated March 15, 2024.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

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

On May 15, 2023, the Company issued to James Tan the Tan 2023 Note to replace the Tan 2022 Note. The Tan 2023 Note was an interest-free convertible promissory note in the aggregate principal amount of $700,000. On May 15, 2023, James Tan elected to convert the entire unpaid principal in the amount of $700,000 of the Tan 2023 Note into ordinary shares of the Company at $20.00 per share in accordance with the terms of the Tan 2023 Note. On May 16, 2023, the Company issued to James Tan 35,000 ordinary shares in full satisfaction of the Tan 2023 Note. Pursuant to the terms of the Tan 2023 Note, the Company has agreed to register the 35,000 ordinary shares for resale. We refer to these 35,000 restricted ordinary shares as the “Converted Shares.”

As of the date of this report, the Tan 2023 Note has been converted in full into the Converted Shares and is no longer outstanding.

In order to facilitate the Company’s capital raising efforts, the Board, at a meeting on May 16, 2023 (the “May 2023 Board Meeting”) approved and authorized execution of a Settlement Agreement with James Tan (the “Tan Settlement Agreement”), pursuant to which the Company agreed to issue to James Tan an aggregate of 23,910 restricted ordinary shares of the Company in full satisfaction of all obligations of the Company under the Tan First Loan and the Tan Second Loan. On May 16, 2023, the Company issued to James Tan an aggregate of 23,910 restricted ordinary shares pursuant to the Tan Settlement Agreement, in full settlement of all obligations of the Company under the Tan First Loan and the Tan Second Loan.

As previously disclosed on a Form 8-K filed on May 26, 2023, the Company borrowed from Meng Dong (James) Tan, a significant shareholder of the Company, an aggregate amount of $22,500, or a total of $24,004 with unpaid and accrued interests at 8% per annum (the “James Tan Loan”). Pursuant to a Settlement Agreement between the Company and Mr. Tan dated March 15, 2024 (the “James Tan Settlement Agreement”), the Company has agreed to issue Mr. Tan a convertible note in the aggregate amount of $24,004 (the “James Tan Convertible Note”) in full satisfaction of the James Tan Loan, and Mr. Tan has agreed to (i) exchange James Tan Loan for the James Tan Convertible Note; (ii) extend the maturity date of the James Tan Loan to March 14, 2025; and (iii) allow the outstanding unpaid balance of the James Tan Loan to bear no interest for the next twelve months until March 14, 2025. On April 1, 2025, the maturity date of the James Tan Convertible Note has been extended to December 31, 2025.

Since May 15, 2023, 8i Enterprises Pte Ltd (“8iEPL), a company owned by Mr. Tan, has been rendering certain advisory services for the Company. Pursuant to a certain Settlement Agreement between the Company and 8iEPL dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (the “8iEPL Convertible Note”). In April 2024, 8iEPL assigned the 8iEPL Convertible Note to a third party for an amount of $889,000. Subsequently, on April 1, 2025, the maturity date of the remaining 8iEPL Convertible Note was extended to December 31, 2025.

Any principal amount and accrued interests under the James Tan Convertible Note and the 8iEPL Convertible Note may be converted into ordinary shares of the Company at $25.40 per share (the “Conversion Shares”) at the payee’s option at any time and from time to time, and the Company has agreed to file a registration statement for the resale of the Conversion Shares no later than 30 days following the receipt of the payee’s conversion notice.

The James Tan and 8i EPL Convertible Notes have been fully repaid in cash in March 2026.

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

At the May 2023 Board Meeting, the Board approved and authorized execution of a Settlement Agreement with 8i Holdings 2 (the “8i Settlement Agreement”) pursuant to which the Company agreed to issue 4,130 restricted ordinary shares of the Company to 8i Holdings 2 in full satisfaction of all obligations of the Company under the 8i Note. On May 16, 2023, the Company issued to 8i Holdings 2 an aggregate of 4,130 restricted ordinary shares pursuant to the 8i Settlement Agreement.

Debt Obligations and Settlement Agreements with Kelvin Chen, our former CEO – May and June 2023

Kent Ridge Healthcare Singapore Pte Ltd. (“KRHSG”) is a wholly-owned subsidiary of EUDA. Since KRHSG’s inception in November 2017 until the Business Combination in November 2022 (as previously disclosed in the Form 8-K filed on November 23, 2022), Dr. Kelvin Chen, KRHSG’s founder, provided funding to pay for its start-up expenses and working capital. At the May 2023 Board Meeting, the Board approved and authorized execution of a Settlement Agreement with Dr. Kelvin Chen (the “Chen Settlement Agreement”) pursuant to which the Company agreed to issue to Dr. Kelvin Chen 42,515 restricted ordinary shares of the Company in full satisfaction of Dr. Kelvin Chen’s claim for an aggregate amount of $850,306 (or approximately S$1,136,264.06) provided to KRHSG from time to time since inception. On May 16, 2023, the Company issued to Mr. Chen an aggregate of 42,515 restricted ordinary shares pursuant to this Settlement Agreement. In order to comply with Nasdaq’s shareholder approval requirement for issuance of stock to an executive officer of a company pursuant to Nasdaq Listing Rule 5635(c), EUDA, KRHSG and Dr. Chen amended the Chen Settlement Agreement by entering into a Supplemental Agreement (the “Supplemental Agreement”) on June 6, 2023, so that the shares issued to Dr. Chen would be issued at a per share price not less than the closing bid price of $29.40 per share on May 15, 2023, the day prior to the execution of the Chen Settlement Agreement. Pursuant to the Supplemental Agreement, Dr. Chen has agreed to release and discharge KRHSG of all claims in return for 28,922 ordinary shares at $29.40 per share, the closing bid price of EUDA ordinary shares on May 15, 2023. Dr. Chen forfeited and surrendered 13,593 ordinary shares of the 42,515 ordinary shares issued to him on May 16, 2023.

Settlement Agreements with Former Executive Officers and Executive Director – March 2024

On March 15, 2024, the Company and Dr. Kelvin Chen, the Company’s former Chief Executive Officer, entered into a Settlement Agreement (the “Chen Settlement Agreement”) pursuant to which the Company has agreed to issue 8,333 restricted ordinary shares to Mr. Chen (based on the per share closing price of $25.50 as of March 14, 2024) in full satisfaction of $212,483.96 of salaries and other compensation owed to Mr. Chen as of December 31, 2023.

On March 15, 2024, the Company and Steven Sobak, the Company’s former Chief Financial Officer, entered into a Settlement Agreement (the “Sobak Settlement Agreement”) pursuant to which the Company has agreed to issue 3,753 restricted ordinary shares to Mr. Sobak (based on the per share closing price of $25.50 as of March 14, 2024) in full satisfaction of $95,700.05 of salaries and other compensation owed to Mr. Sobak as of December 31, 2023.

On March 15, 2024, the Company and Alfred Lim, the Company’s Chief Executive Director, entered into a Settlement Agreement (the “Lim Settlement Agreement”) pursuant to which the Company has agreed to issue 2,683 restricted ordinary shares to Mr. Lim (based on the per share closing price of $25.50 as of March 14, 2024) in full satisfaction of $68,403.25 of salaries and other compensation owed to Mr. Lim as of December 31, 2023.

Debt Obligations with 8i Enterprises Pte Ltd (“8iEPL”)

From January 1, 2025 to the date of this report, the Company entered into a total of sixteen (15) loan agreements with 8iEPL, a company owned by Mr. Tan, for an aggregate principal amount of approximately $1,189,257 (comprised of loans of USD914,630 and SGD353,266). These loans all bear interest at 8% per annum and are summarized below:

Date of Loan Agreement	Principal Amount (in USD)	Principal Amount (in SGD)	Current Maturity Date
January 16, 2025	$100,000	-	June 30, 2025
January 17, 2025	-	$5,965	June 30, 2025
January 24, 2025	$50,000	-	June 30, 2025
February 10, 2025	$100,000	$73,784	June 30, 2025
March 7, 2025	-	$70,000	September 30, 2025
March 21, 2025	$70,000	-	June 30, 2025
March 26, 2025	$107,000	-	June 30, 2025
March 27, 2025	$128,000	-	June 30, 2025
April 9, 2025	$25,000	-	December 31, 2025
April 17, 2025	$74,630	-	December 31, 2025
April 23, 2025	$135,000	-	December 31, 2025
May 5, 2025	$100,000	-	December 31, 2025
May 20, 2025	$25,000	-	December 31, 2025
June 18, 2025	-	$102,267	September 1, 2025
November 24, 2025	-	$101,250	September 1, 2025

TOTAL *	$914,630	$353,266

*The loans have been fully repaid in cash in March 2026.

Debt Obligations with Alfred Lim, Chief Executive Officer and Executive Director of the Company

Pursuant to a loan agreement dated January 30, 2026, Alfred Lim loaned the Company SGD100,000 at 8% interest per annum to be repaid by March 31, 2026.

Pursuant to a loan agreement dated January 26, 2026, Alfred Lim loaned the Company SGD132,300 at 8% interest per annum to be repaid by March 31, 2026.

Pursuant to a loan agreement dated November 20, 2025, Alfred Lim loaned the Company SGD100,000 at 8% interest per annum to be repaid by March 31, 2026.

Pursuant to a loan agreement dated March 24, 2025, Alfred Lim loaned the Company SGD 49,000 at 8% interest per annum to be repaid by June 30, 2025.

Pursuant to a loan agreement dated December 9, 2024, Alfred Lim loaned the Company SGD 50,000 at 8% interest per annum and to be repaid by December 31, 2025.

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

All loans from Alfred Lim have been fully repaid in cash in March 2026.

Acquisition of Fortress Cove Limited

On May 6, 2024, the Company entered into a Share Purchase Agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CK Health”) in the direct sale business of holistic wellness consumer products in Malaysia. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 428,571 newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CK Health appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CK Health’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA is also a 40% shareholder of Fortress Cove Limited.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

As the date of this annual report, we are not a party to any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. See Item 4 - “Information About the Company” in this Report.

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

In addition to the material contracts described in “Item 4. Information About the Company,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, we have entered into the following material contracts for the fiscal years ended December 31, 2025 and 2024, and through the date of this Report:

On June 23, 2025, EUDA entered into an At The Market Offering Agreement (the “ATM Agreement”) with Chardan Capital Markets LLC (“Chardan”). Pursuant to the ATM Agreement, The Company may issue and sell through or to Chardan, as sales agent and/or principal, up to $10,000,000 of its ordinary shares, at no par value (the “ATM Shares’), from time to time during the term of, and on the terms set forth in, the ATM Agreement.

The Company filed a prospectus supplement relating to the offer and sale of the ATM Shares which forms a part of its Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024. Subject to the terms and conditions of the ATM Agreement, Chardan may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended Chardan will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Chardan a commission equal to 3.0% of the gross sales proceeds of any Shares sold directly into the market, and 7.0% if sold through institutional or broker-to-broker “block” transactions under ATM Agreement.

The Company is not obligated to make any sales of the ATM Shares under the ATM Agreement. The offering of the ATM Shares will terminate upon the earlier of (i) the sale of all Shares subject to the ATM Agreement or (ii) termination of the ATM Agreement in accordance with its terms.

EUDA entered into certain Securities Purchase Agreements (the “Securities Purchase Agreements”), dated on or about February 24 and 25, 2026, with the accredited investors named therein for the purchase of an aggregate of 625,000 ordinary shares for an aggregate purchase price of $3,750,000 (the “March 2026 Offering”). The ordinary shares were issued and sold pursuant to the Company’s prospectus dated November 4, 2024 and a prospectus supplement dated March 2, 2026 (the “Prospectus Supplement”). The Prospectus Supplement forms a part of the Company’s Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024, as amended on October 30, 2024, and declared effective on November 4, 2024. The Company intends to use the net proceeds from the March 2026 Offering for general corporate purposes, including possible acquisitions or the expansion of its business and working capital.

The Company entered into a securities purchase agreement dated November 26, 2025 with an accredited investor for the purchase of a warrant that was immediately exercisable into up to 100,000 newly issued ordinary shares of the Company. The warrant was amended on December 16, 2025 and January 13, 2026. On February 27, 2026, the Company repurchased the warrant in full for a total purchase price of US$125,000. Following the repurchase, the warrant was cancelled and is no longer outstanding. As a result of this transaction, there are no warrants remaining under this agreement, and the potential issuance of shares associated with the warrant has been fully eliminated.

On August 1, 2025, EUDA entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, the Purchaser purchased an initial $1,000,000 Note on August 1, 2025 (the “Initial Note”) which is convertible into newly-issued ordinary shares of the Company, at an 85% discount each time it converts. The Company filed a prospectus supplement relating to the offer and sale of the Notes pursuant to the Purchase Agreement, which forms a part of its Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024.

On September 19, 2025, the Company entered into a letter agreement with the Purchaser pursuant to which the Company delivered 2,081 ordinary shares to Purchasers for the conversion price of $18.02 per share, and waived any breaches by Purchaser of the Note and Agreement to date, in exchange for Purchaser agreeing not to make any further conversions of the Note until December 15, 2025, unless the Company’s closing stock price as reported on The Nasdaq Stock Market has been $40.00 or higher for three consecutive trading days, and waiving any breaches by the Company of the Note and Purchase Agreement. The Initial Note was subsequently fully converted to 32,555 shares. The Company does not intend to purchase any additional Notes under the Purchase Agreement.

Convertible Loan Agreements

On April 16, 2024, we entered into a Convertible Loan Agreement with Affluence Resource Pte. Ltd., a Singapore company (“Affluence”) pursuant to which Affluence has agreed to lend to the Company a convertible loan in the principal amount of $1,000,000 to be paid in two (2) tranches of $500,000 each by April 18, 2024 and May 15, 2024 (the “Convertible Loan”). The Convertible Loan shall bear interest of 12% per annum from the date it is remitted to April 30, 2025 (the “Maturity Date”) or the date when the Affluence sends the Company a written notice to convert any unpaid principal amount of the Convertible Loan with accrued interests (the “Outstanding Sum”) into ordinary shares of the Company (the “Conversion Notice”), whichever is earlier. Anytime on or before May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $20.00 per share. Anytime after May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $28.40 per share. The Company has no right of early repayment of any part of the Convertible Loan without Affluence’s written consent. Any Outstanding Sum on the Maturity Date will be automatically converted into ordinary shares of the Company at $28.40 per share.

On January 16, 2024, we entered into a Convertible Loan Agreement with Gilandi Limited, a British Virgin Islands company (“Gilandi”) pursuant to which Gilandi has agreed to lend to the Company a convertible loan in the principal amount of $500,000 to be paid in two (2) tranches of $250,000 each by January 31, 2024 and March 31, 2024 (the “Gilandi Convertible Loan”). The Gilandi Convertible Loan shall bear interests of 8% per annum until Mach 31, 2024. Outstanding balance of the Gilandi Convertible Loan on March 31, 2024 will automatically convert to the Company’s ordinary shares at $20.00 per share. On January 17, 2024, the Company sold and issued to Gilandi convertible note in the principal amount of $250,000 pursuant to the Gilandi Convertible Loan Agreement. On March 28, 2024, the Company received the second tranche of $250,000 from Gilandi. Pursuant to the Gilandi Loan Agreement, an aggregate amount of $500,000 of the loan automatically converted into the Company’s ordinary shares at $20.00 per share on March 31, 2024, and the Company issued to Gilandi 25,000 restricted ordinary shares in full satisfaction of the Gilandi Convertible Loan.

Amendment to Convertible Promissory Note

In connection with the closing of the Business Combination, we issued to Maxim Group LLC (the “Holder”) a convertible promissory note in the aggregate amount of $2,113,125 (the “Note”). The Note bears no interest and at the option of the Holder, may convert into shares of the Company at the fixed conversion price of $100.00 per share. On February 29, 2024, the Company and the Holder entered into an amendment of the Note (the “Note Amendment”) pursuant to which the Holder has agreed not to exercise the “Voluntary Conversion” provision of the Note. The Note Amendment provides for, among other things, change of the maturity date from November 17, 2023 to July 31, 2024, and that in the event that any amounts due under the Note remain outstanding on July 31, 2024, such amounts will automatically convert into the Company’s ordinary shares at the fixed conversion price of $30.00 per share.

Fee Settlement Agreement

In connection with the business combination transaction of the Company (formerly known as 8i Acquisition Corp) in November 2022, the Company entered into an agreement dated November 16, 2022 (the “Agreement”) with Loeb & Loeb LLP (“Loeb”) pursuant to which Loeb was issued a promissory note in the principal amount of $300,000 (the “Note”) and 3,000 restricted ordinary shares (the “Shares”) of the Company at the assumed price of $100.00 per share. In the event that the Note is repaid in full in cash on or before its due date on November 16, 2023 (the “Due Date”), Loeb agreed to return all Shares to the Company for cancellation. The Note remained unpaid and outstanding on the Due Date. On April 25, 2024, the Company and Loeb entered into a Fee Settlement Agreement (the “Settlement Agreement”) pursuant to which among other things, (i) the Company has agreed to repay the Note in full by making cash payments to Loeb in three equal installments of $100,000, with the first installment due on or prior to April 30, 2024, the second installment on or prior to May 31, 2024 and the third installment on or prior to June 30, 2024; and (ii) Loeb is entitled to retain the Shares and the sales proceeds of the Shares will not be used to satisfy the Note.

D.	Exchange Controls

See “Item 3. Key Information — D. Risk factors”

E.	Taxation

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

Warrants

Every forty warrants entitle the registered holder to purchase one ordinary share at a price of $230.00 per share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder. However, except as set forth below, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $330.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

Our Chief Executive Officer and the Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of the material weakness in our internal control over financial reporting discussed below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. In light of this fact, our Chief Executive Officer and Chief Financial Officer have performed additional analyses, reconciliations, and other post-closing procedures and have concluded that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

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

The material weakness that was identified related to: (i) the lack of appropriate controls in the financial reporting process, specifically related to account reconciliations. As a result of this material weakness, the Company’s management concluded that our internal control over financial reporting was not effective as of December 31, 2025. EUDA is in the process of developing a plan to remediate this material weakness and will continue to identify additional appropriate remediation measures. However, the material weakness will not be considered remediated until the remediation plan has been fully implemented, the applicable controls are fully operational for a sufficient period of time, and the Company has concluded, through testing, that the newly implemented and enhanced controls are operating effectively.

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

	2024	2025
Audit fees(1)	427,250	252,537
J&S Associate PLT	190,000	196,917
Marcum Asia CPAs LLP	237,250	55,620
Audit related fees(2)	-	-
J&S Associate PLT
Marcum Asia CPAs LLP
Tax fees(3)	-	-
J&S Associate PLT
Marcum Asia CPAs LLP
All Other Fees(4)	-	-
J&S Associate PLT
Marcum Asia CPAs LLP
Total	427,250	252,537
J&S Associate PLT	190,000	196,917
Marcum Asia CPAs LLP	237,250	55,620

Notes:

(1)	Audit Fees. Audit fees consist of fees for the audit of our annual financial statements and the reviews of our interim financial statements. Audit fees for each period also include related services that are normally provided in connection with registration statements.

(2)	Audit-related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Tax Fees. Tax fees consist of fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16.G. CORPORATE GOVERNANCE

We are a company incorporated in British Virgin Islands and are listed on Nasdaq. Because we are a foreign private issuer, Nasdaq rules permit us to follow the corporate governance practices of our home country. Certain corporate governance practices in British Virgin Islands differ significantly from the corporate governance standards that Nasdaq expects of domestic U.S. companies.

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.  In addition, we are not required to obtain the consent of a majority of our shareholders in order to take certain actions, including: (a) issuing ordinary shares in certain transactions in excess of 20% of our then outstanding ordinary shares or that otherwise constitute a change in control; and (b) establishing or materially amending an equity compensation arrangement.

We avail ourselves of the exemption from (i) holding regularly scheduled executive sessions with only independent directors each year, and (ii) obtaining consent of a majority of our shareholders for issuing ordinary shares in certain transactions in excess of 20% of our outstanding ordinary shares. As a result, you may not receive the benefits of certain corporate governance requirements that Nasdaq expects of U.S. domestic public companies.

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

Foreign Private Issuer Exemption

We are a company incorporated in the British Virgin Islands and are listed on Nasdaq. Because we are a foreign private issuer, Nasdaq rules permit us to follow the corporate governance practices of our home country. Certain corporate governance practices in the British Virgin Islands differ significantly from the corporate governance standards that Nasdaq expects of domestic U.S. companies.

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.  In addition, we are not required to obtain the consent of a majority of our shareholders in order to take certain actions, including: (a) issuing ordinary shares in certain transactions in excess of 20% of our then outstanding ordinary shares or that otherwise constitute a change in control and (b) establishing or materially amending an equity compensation arrangement.

We avail ourselves of each of these exemptions. As a result, you may not receive the benefits of certain corporate governance requirements that Nasdaq expects of U.S. domestic public companies.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibits	Filing Date
1.1	At the Market Offering Agreement dated June 23, 2025	6-K	0001641172-25-016183	1.01	June 24, 2025
1.2	Convertible Promissory Note Purchase Agreement dated as of August 1, 2025	6-K	00011493152-25-011644	1.1	August 6, 2025
1.3	September 19, 2025 Letter Agreement	6-K	0001493152-25-014384	1.1	September 22, 2025
2.1	Description of Capital Stock.	20-F	001-40678	2.1	May 9, 2024
3.1	Amended and Restated Memorandum and Articles of Association of EUDA Health Holdings Limited	S-1	333-268994	3.1	December 23, 2022
3.2	Amended and Restated memorandum and Articles of Association dated February 27, 2026	6-K	0001493152-26-009002	3.1	March 5, 2026
4.1	Insider Trading Policy	20-F	0001641172-25-006627	4.1	April 29, 2025
8.1	List of Subsidiaries and Associate.	20-F	0001641172-25-006627	8.1	April 29, 2025
10.1	Convertible Loan Agreement between the Company and Gilandi Limited, dated January 16, 2024.	6-K	001-40678	10.1	January 23, 2024
10.2	Amendment No. 1 to Convertible Promissory Note dated February 29, 2024	6-K	001-40678	10.1	March 5, 2024
10.3	Settlement Agreement between the Company and Kelvin Chen, dated March 15, 2024	6-K	001-40678	10.1	April 4, 2024
10.4	Settlement Agreement between the Company and Steven Sobak, dated March 15, 2024	6-K	001-40678	10.2	April 4, 2024
10.5	Settlement Agreement between the Company and Alfred Lim, dated March 15, 2024	6-K	001-40678	10.3	April 4, 2024
10.6	Settlement Agreement between the Company and Meng Dong (James) Tan, dated March 15, 2024	6-K	001-40678	10.4	April 4, 2024
10.7	Settlement Agreement between the Company and 8i Enterprises Pte Ltd, dated March 15, 2024	6-K	001-40678	10.5	April 4, 2024
10.8	Form of Convertible Note	6-K	001-40678	10.6	April 4, 2024
10.9	Convertible Loan Agreement between the Company and Affluence Resource Pte. Ltd. dated April 16, 2024	6-K	001-40678	10.1	April 22, 2024
10.10	Loan Agreement between the Company and Alfred Lim dated February 2, 2023	6-K	001-40678	10.2	April 22, 2024
10.11	Supplemental Agreement between the Company and Alfred Lim dated March 31, 2023	6-K	001-40678	10.3	April 22, 2024
10.12	Supplemental Agreement between the Company and Alfred Lim dated April 16, 2024	6-K	001-40678	10.4	April 22, 2024
10.13	Settlement Agreement with Mr. Meng Dong (James) Tan, dated May 16, 2023	8-K	001-40678	10.1	May 26, 2023
10.14	Settlement Agreement with 8i Holdings 2 Pte Ltd., dated May 16, 2023	8-K	001-40678	10.2	May 26, 2023
10.15	Settlement Agreement with Shine Link Limited, dated May 16, 2023	8-K	001-40678	10.3	May 26, 2023
10.16	Settlement Agreement with Menora Capital Pte Ltd, dated May 16, 2023	8-K	001-40678	10.4	May 26, 2023
10.17	Settlement Agreement with Kelvin Chen, dated May 16, 2023	8-K	001-40678	10.5	May 26, 2023
10.17.1	Supplemental Agreement with Kelvin Chen, dated June 6, 2023	8-K	001-40678	10.1	June 9, 2023
10.18	Amendment to Prepaid Forward Agreement dated June 8, 2023	8-K	001-40678	10.2	June 9, 2023
10.19	Amendment to Prepaid Forward Agreement dated June 8, 2023	8-K	001-40678	10.3	June 9, 2023
10.20	Supplemental Agreement between the Company and Alfred Lim dated June 30, 2024	20-F	0001641172-25-006627	10.20	April 29, 2025
10.21	Form of Loan Agreement between the Company and Alfred Lim.	20-F	0001641172-25-006627	10.21	April 29, 2025
10.22	Form of Loan Agreement between the Company and 8i Enterprises Pte Ltd.	20-F	0001641172-25-006627	10.22	April 29, 2025
10.23	Loan Extension Agreement between the Company and Alfred Lim dated April 1, 2025	20-F	0001641172-25-006627	10.23	April 29, 2025
10.24	Loan Extension Agreement between the Company and 8i Enterprises Pte Ltd dated April 1, 2025	20-F	0001641172-25-006627	10.24	April 29, 2025
10.25	Consultancy Agreement between the Company and 8i Enterprises Pte Ltd dated March 16, 2024	20-F	0001641172-25-006627	10.25	April 29, 2025
10.26	Form of Securities Purchase Agreement	6-K	0001493152-26-008456	1.1	March 2, 2026
10.27*	Simple Agreement for Future Tokens dated April 24, 2026
16.1	Letter from Marcum Asia CPAs LLP to the SEC dated September 9, 2024	6-K	001-40678	16.1	September 9, 2024
23.1*	Consent of J&S Associate PLT
23.2*	Consent of Marcum Asia LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Clawback Policy	20-F	0001641172-25-006627	97	April 29, 2025
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.1*	Cover Page Interactive Data File (embedded within the Inline XBRL)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUDA Health Holdings Limited

By:	/s/ Alfred Lim
Name:	Alfred Lim
Title:	Chief Executive Officer

Date: April 28, 2026

EUDA HEALTH HOLDINGS LIMITED

76

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of EUDA Health Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of EUDA Health Holdings Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, shareholders’ deficit, and cash flows for the two-years ended December 31, 2025 and 2024, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the two-years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments described in Note 17 and Note 21 and retrospective adjustment related to the reverse stock split of ordinary shares described in Note 16, that were applied to the 2023 financial statements to retrospectively reflect the Company’s adoption of ASU2023-09 “Income Taxes (Topic 740)” and adoption of ASU2023-07 “Segment Reporting (Topic 280)” and the retrospective adjustment related to the reverse stock split of ordinary shares. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

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

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has generated a loss and suffered from an accumulated deficit of $52,873,188 as of December 31, 2025 and a deficit in shareholders’ equity attributable to the Company of $4,254,945 as of that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regards to these matters are also described in Note 2 to the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

April 28, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of EUDA Health Holdings Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Notes 17 and 21 and retrospective adjustment related to the reverse stock split of ordinary shares described in Note 16, the accompanying related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for the year ended December 31, 2023 of EUDA Health Holdings Limited (the “Company”)and the related notes (collectively referred to as the “financial statements” before the effects of the adjustments discussed in Notes 16, 17 and 21 are not presented herein).

In our opinion, the financial statements, before the effects of the adjustment to retrospectively apply the change in accounting described in Notes 17 and 21 and retrospective adjustment related to the reverse stock split of ordinary shares described in Note 16, present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Notes 17 and 21 and retrospective adjustment related to the reverse stock split of ordinary shares described in Note 16, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

New York, NY

May 8, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS
Cash	$345,145	$237,605
Accounts receivable, net	242,613	146,174
Inventories, net	2,844	128,977
Other receivables	82,964	4,596
Other receivable, related party	8,625	19,497
Prepaid expenses and other current assets	357,175	226,027
Total Current Assets	1,039,366	762,876

PROPERTY AND EQUIPMENT, NET	137,294	87,712

OTHER ASSETS
Prepaid expenses - non-current	183,470	281,375
Intangible assets, net	161,434	337,295
Operating lease right-of-use assets	177,030	202,980
Finance lease right-of-use assets	17,968	25,572
Total Other Assets	539,902	847,222

Total Assets	$1,716,562	$1,697,810

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Short term loans - private lenders	$374,654	$528,074
Short term loans - related parties	1,774,713	438,097
Convertible notes	4,929	29,073
Convertible notes - related parties	46,377	46,377
Accounts payable	14,147	25,886
Other payables and accrued liabilities	1,964,835	1,598,129
Other payables - related parties	790,101	555,406
Customer deposits	522,030	477,916
Warrants liabilities	125,000	-
Operating lease liabilities	126,973	174,757
Finance lease liabilities	6,253	4,615
Taxes payable	85,521	263,044
Total Current Liabilities	5,835,533	4,141,374

OTHER LIABILITIES
Deferred tax liabilities	81,079	76,700
Operating lease liabilities - non-current	50,057	28,222
Finance lease liabilities - non-current	17,415	23,582
Total Other Liabilities	148,551	128,504

Total Liabilities	5,984,084	4,269,878

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized, 1,890,375 shares and 1,857,653 shares issued and outstanding as of December 31, 2025 and 2024, respectively*	48,829,228	47,806,899
Accumulated deficit	(52,873,188)	(50,100,426)
Accumulated other comprehensive loss	(210,985)	(259,532)
Total Euda Health Holdings Limited Shareholders’ Deficit	(4,254,945)	(2,553,059)

Noncontrolling interests	(12,577)	(19,009)
Total Shareholders’ Deficit	(4,267,522)	(2,572,068)

Total Liabilities and Shareholders’ Deficit	$1,716,562	$1,697,810

*	Giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026

The accompanying notes are an integral part of these consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023

REVENUES
Property management services	$4,367,584	$3,921,982	$3,706,458
Holistic wellness consumer products and services	2,452,680	89,023	-
Total Revenues	6,820,264	4,011,005	3,706,458

COST OF REVENUES
Property management services	3,390,367	3,214,862	2,864,383
Holistic wellness consumer products and services	437,098	33,988	-
Total Cost of Revenues	3,827,465	3,248,850	2,864,383

GROSS PROFIT	2,992,799	762,155	842,075

OPERATING EXPENSES:
Selling	1,283,782	129,867	533,562
General and administrative	4,149,280	3,211,859	4,269,567
Impairment loss of long-lived assets	37,480	14,755,560	-
Research and development	249	-	-
Total Operating Expenses	5,470,791	18,097,286	4,803,129

LOSS FROM OPERATIONS	(2,477,992)	(17,335,131)	(3,961,054)

OTHER INCOME (EXPENSE)
Interest expense, net	(228,624)	(44,890)	(23,225)
Change in fair value of prepaid forward purchase liabilities	-	-	(1,303,658)
Change in fair value of warrant liabilities	(25,000)	-	-
Loss on settlement of prepaid forward contracts	-	-	(2,635,816)
Loss on debt settlement	-	(448,000)	(645,612)
Other income, net	5,841	185,859	134,584
Total Other Expense, net	(247,783)	(307,031)	(4,473,727)

LOSS BEFORE INCOME TAXES	(2,725,775)	(17,642,162)	(8,434,781)

INCOME TAXES EXPENSE (BENEFITS)	41,935	(4,379)	-

NET LOSS FROM CONTINUING OPERATIONS	(2,767,710)	(17,637,783)	(8,434,781)

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of income taxes	-	2,246,340	(1,601,323)

NET LOSS	$(2,767,710)	$(15,391,443)	$(10,036,104)

Less: Net income (loss) attributable to noncontrolling interest from continuing operations	5,052	(34,287)	3,377

NET LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(2,772,762)	$(15,357,156)	$(10,039,481)

NET LOSS	$(2,767,710)	$(15,391,443)	$(10,036,104)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	49,927	(75,401)	(60,019)

TOTAL COMPREHENSIVE LOSS	(2,717,783)	(15,466,844)	(10,096,123)

Less: Comprehensive income (loss) attributable to noncontrolling interest	6,432	(35,624)	3,137

COMPREHENSIVE LOSS ATTRIBUTABLE TO EUDA HEALTH HOLDINGS LIMITED	$(2,724,215)	$(15,431,220)	$(10,099,260)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted*	1,867,716	1,622,996	1,145,032

LOSS (INCOME) PER SHARE
Basic and diluted - continuing operations	$(1.48)	$(10.85)	$(7.37)
Basic and diluted - discontinued operations	$-	$1.38	$(1.40)
Total	$(1.48)	$(9.46)	$(8.77)

*	Giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026

The accompanying notes are an integral part of these consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ DEFICIT

			Retain	Accumulated
	Ordinary shares		earning (accumulated	other comprehensive	Noncontrolling
	Shares*	Capital	deficit)	Income (loss)	interest	Total
BALANCE, December 31, 2022	1,009,589	$21,308,969	$(24,703,789)	$(125,689)	$13,478	$(3,507,031)
Net loss	-	-	(10,039,481)	-	3,377	(10,036,104)
Issuance of ordinary shares through private placements	39,500	790,000	-	-	-	790,000
Issuance of ordinary shares upon conversion of convertible notes	49,455	1,424,304	-	-	-	1,424,304
Issuance of ordinary shares upon settlement of debts	52,832	1,538,914	-	-	-	1,538,914
Issuance of ordinary shares upon settlement of prepaid forward contracts	80,000	2,368,000	-	-	-	2,368,000
Foreign currency translation adjustment	-	-	-	(59,779)	(240)	(60,019)
BALANCE, December 31, 2023	1,231,376	$27,430,187	$(34,743,270)	$(185,468)	$16,615	$(7,481,936)
Net loss	-	-	(15,357,156)	-	(34,287)	(15,391,443)
Issuance of ordinary shares through private placements	2,500	50,000	-	-	-	50,000
Issuance of ordinary shares upon conversion of convertible notes	145,438	3,613,125	-	-	-	3,613,125
Issuance of ordinary shares upon settlement of debts	49,768	1,713,587	-	-	-	1,713,587
Issuance of ordinary shares in assets acquisition	428,571	15,000,000	-	-	-	15,000,000
Foreign currency translation adjustments	-	-	-	(74,064)	(1,337)	(75,401)
BALANCE, December 31, 2024	1,857,653	$47,806,899	$(50,100,426)	$(259,532)	$(19,009)	$(2,572,068)
Net loss	-	-	(2,772,762)	-	5,052	(2,767,710)
Issuance of ordinary shares upon conversion of convertible notes	32,722	1,022,329	-	-	-	1,022,329
Foreign currency translation adjustments	-	-	-	48,547	1,380	49,927
BALANCE, December 31, 2025	1,890,375	$48,829,228	$(52,873,188)	$(210,985)	$(12,577)	$(4,267,522)

*	Giving retroactive effect to the 1-for-20 reverse stock split effected on March 23, 2026

The accompanying notes are an integral part of these consolidated financial statements.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,767,710)	$(15,391,443)	$(10,036,104)
Net income (loss) from discontinued operations	-	2,246,340	(1,601,323)
Net loss from continuing operations	(2,767,710)	(17,637,783)	(8,434,781)
Adjustments to reconcile net loss to net cash used in operating activities of continuing operations:
Depreciation	38,549	22,111	4,886
Amortization of intangible assets	156,660	20,172	-
Amortization of operating right-of-use asset	202,206	125,476	106,314
Amortization of finance right-of-use assets	9,061	5,458	8,148
Provision for credit losses	-	44,885	2,463
Inventory write-down	86,656	-	-
Deferred taxes benefits	4,379	(4,379)	-
Gain on termination of finance lease	-	-	(7,174)
Loss on disposal of intangible assets	11,218	-	-
Impairment loss on long-lived assets	37,480	14,755,560	-
Change in fair value of prepaid forward purchase liabilities	-	-	1,303,658
Change in fair value of warrants liabilities	25,000	-	-
Loss on settlement of prepaid forward contracts	-	-	2,635,816
Loss on debt settlement	-	448,000	645,612
Gain from forgiveness on promissory note	-	-	(10,000)
Change in operating assets and liabilities
Accounts receivable	(85,986)	85,220	(33,966)
Other receivables	(81,005)	210	1,000
Other receivables, related parties	-	(3,082)	-
Inventories, net	45,428	(126,274)	-
Prepaid expenses and other current assets	(22,236)	69,291	61,629
Accounts payable	(12,949)	15,992	1,269
Other payables and accrued liabilities	344,498	(235,221)	519,709
Customer deposits	(24,579)	451,325	-
Taxes payable	(190,999)	62,943	87,869
Operating lease liability	(202,206)	(125,476)	(106,314)
Net cash used in operating activities from continuing operations	(2,426,535)	(2,025,572)	(3,213,862)
Net cash used in operating activities from discontinued operations	-	(9,155)	295,967
Net cash used in operating activities	(2,426,535)	(2,034,727)	(2,917,895)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(77,264)	(96,762)	-
Purchases of intangible assets	(27,186)	(19,268)	-
Cash acquired through assets acquisition	-	16,297	-
Loan to third parties	-	(44,885)	-
Net cash used in investing activities from continuing operations	(104,450)	(144,618)	-
Net cash used in investing activities from discontinued operations	-	(3,148)	-
Net cash used in investing activities	(104,450)	(147,766)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of warrants	100,000	-	-
Proceeds received from convertible notes	1,000,000	1,500,000	-
Repayments of convertible note	-	(300,000)	-
Proceeds received from Issuance of ordinary shares through private placements	-	50,000	790,000
Proceeds from short-term loans - private lenders	471,386	784,269	-
Repayments to short-term loans - private lenders	(595,277)	(256,935)	-
Proceeds received from short-term loans - related parties	1,345,656	436,177	1,237,642
Repayments to short-term loans - related parties	-	-	208,917
Advance from other payables - related parties	234,460	(140,950)	-
Payment of finance lease liabilities	(6,194)	(4,450)	(5,945)
Repayments to discontinued operations entities	-	-	493,769
Net cash provided by financing activities from continuing operations	2,550,031	2,068,111	2,724,383
Net cash provided by financing activities from discontinued operations	-	256,088	(371,888)
Net cash provided by financing activities	2,550,031	2,324,199	2,352,495

EFFECT OF EXCHANGE RATE CHANGES	88,494	(101,655)	(21,531)

NET CHANGE IN CASH	107,540	40,051	(586,931)

CASH, beginning of the year	237,605	197,554	784,485

CASH, end of the year	345,145	237,605	197,554

Less: Cash from discontinued operations	-	-	(8,549)

Cash from continuing operations, end of the year	$345,144	$237,605	$189,005

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$32,156	$11,627	$42,900
Cash paid for interest	$5,996	$55,382	$17,520

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of operating right-of-use assets and lease liabilities	$256,208	$159,409	$236,705
Initial recognition of financing right-of-use assets and lease liabilities	$-	$-	$36,204
Derecognition of financing right-of-use assets upon lease termination	$80,931	$-	$12,918
Derecognition of financing lease liabilities upon lease termination	$-	$-	$19,297
Issuance of ordinary shares upon conversion of convertible notes	$1,022,329	$3,613,125	$1,424,304
Issuance of ordinary shares upon settlement of debts	$-	$1,713,587	$1,538,914
Issuance of ordinary shares upon settlement of prepaid forward contracts	$-	$-	$2,368,000
Reclassification of other payables and accrued liabilities upon settlement of a promissory note	$-	$-	$160,000
Issuance of ordinary shares in assets acquisition	$-	$15,000,000	$-
Issuance of convertible notes in settlement of short-term loans related parties, and other payables - related party	$-	$935,377	$-

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

The Company, through its subsidiaries, operates in two business segments focused on property management services, providing services to shopping malls, office buildings, residential apartments; and after the discontinuation of its medical service operation in September 2023, holistic wellness consumer products and services. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45. Accordingly, assets, liabilities, results of operations, and cash flows related to its medical service practice have been reflected in the accompanying consolidated financial statements as discontinued operation for all periods presented. In 2025, the Company has further expanded to provide non-invasive healthcare products and services in Asia, with a focus on Singapore, Malaysia, and China. The consolidated balance sheets as of December 31, 2025 and 2024 consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023 have been adjusted to reflect this change (see Note 4).

Acquisition of Fortress Cove Limited

On May 6, 2024, the Company entered into a share purchase agreement (“Share Purchase Agreement”) with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress Cove Limited (“Fortress Cove”), a British Virgin Islands company which is the sole legal and beneficial owner of the entire share capital of CK Health Plus Sdn Bhd, a Malaysian company (“CKHP”) in the direct sale business of holistic wellness consumer products and services in Malaysia. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress Cove for an aggregate consideration of 500,000 (“Consideration Shares”) newly issued ordinary shares, valued at approximately $15.0 million based upon the enterprise fair value of CKHP appraised by an independent third-party valuation firm. An additional one million ordinary shares will be issued to the persons named in the Share Purchase Agreement if certain financial performance milestones based on CKHP’s net income for the fiscal years 2024 and 2025 are met. The acquisition closed on May 8, 2024 (see Note 5).

On July 1, 2024, Meng Dong Tan, Guohui Zhang, Xin Zhang, Yew Phang Chong, and Yew Yen Chong (the “Surrendering Shareholders”) entered into a share surrender deed with the Company. Pursuant to this agreement, the Company determined that the number of Consideration Shares that should have been issued to the Surrendering Shareholders was 428,571 in aggregate, based on the $35 per share price, which was the closing bid price quoted on The Nasdaq Stock Market on May 7, 2024, the date immediately preceding the completion date. The Surrendering Shareholders agreed to surrender an aggregate of 71,429 fully paid Consideration Shares to the Company for no consideration, subject to the terms of the deed.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The accompanying consolidated financial statements reflect the activities of EUDA and each of the following entities:

Name	Background		Ownership
EUDA Health Limited (“EHL”)	●	A British Virgin Islands company	100% owned by EUDA
	●	Incorporated on June 8, 2021
	●	A holding Company
Kent Ridge Healthcare Singapore Pte. Ltd. (“KRHSG”) (1) (3)	●	A Singapore company	100% owned by EHL
	●	Incorporated on November 9, 2017
	●	Multi-care specialty group offering range of specialty care services to patients.
EUDA Private Limited (“EUDA PL”) (1) (5)	●	A Singapore company	100% owned by EHL
	●	Incorporated on April 13, 2018
	●	A digital health company that provides a platform to serve the healthcare industry
Zukitek Vietnam Private Limited Liability Company (“ZKTV PL”) (1) (5)	●	A Vietnam company	100% owned by EUDA PL
	●	Incorporated on May 2, 2019
	●	A Research and Development Company
Singapore Emergency Medical Assistance Private Limited (“SEMA”) (1) (4)	●	A Singapore company	100% owned by EHL
	●	Incorporated March 18, 2019

EUDA Doctor Private Limited (“ED PL”) (1) (2)	●	Incorporated March 18, 2019	100% owned by EHL
	●	A platform solution for doctors and physicians to find, connect, and collaborate with trusted peers, specialists, and other professionals
	●	Operation has not been commenced
Kent Ridge Hill Private Limited (“KR Hill PL”) (1) (2)	●	A Singapore company	100% owned by EHL
	●	Incorporated on December 1, 2021
	●	A B2B2C pharmaceutical and OTC drugs e-commerce platform to promote its drug products
	●	Operation has not been commenced
Kent Ridge Health Limited (“KRHL”)	●	A British Virgin Islands company	100% owned by EHL
	●	Incorporated on June 8, 2021
	●	A holding company
Zukitech Private Limited (“ZKT PL”) (1) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on June 13, 2019
	●	A holding company
Super Gateway Group Limited (“SGGL”)	●	A British Virgin Islands company	100% owned by KRHL
	●	Incorporated on April 18, 2008
	●	A holding company
Universal Gateway International Pte. Ltd. (“UGI”)	●	A Singapore company	98.3% owned by SGGL
	●	Incorporated on September 30, 2000
	●	Registered capital of RMB 5,000,000
	●	A holding company
Melana International Pte. Ltd. (“Melana”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on September 9, 2000
	●	Property management service that services shopping malls, business office building, or residential apartments

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Tri-Global Security Pte. Ltd. (“Tri-Global”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 10, 2000
	●	Property security service that services shopping malls, business office building, or residential apartments
UG Digitech Private Limited (“UGD”)	●	A Singapore company	100% owned by UGI
	●	Incorporated on August 16, 2001
	●	A holding company
Nosweat Fitness Company Private Limited (“NFC”) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on July 6, 2021
	●	A virtual personal training platform for fitness enthusiasts
	●	Operation has not been commenced
True Cover Private Limited (“TCPL”) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 1, 2021
	●	A B2B e-claims healthcare insurance platform
	●	Operation has not been commenced
KR Digital Pte. Ltd. (“KR Digital”) (1) (2)	●	A Singapore company	100% owned by KRHL
	●	Incorporated on December 29, 2021
	●	Development of software and applications
	●	Operation has not been commenced
Zukihealth Sdn. Bhd. (“Zukihealth”) (1) (2)	●	A Malaysian company	100% owned by KR Digital
	●	Incorporated on February 15, 2018
	●	Distribution of health care supplement products
	●	Operation has not been commenced
Euda Health Pte. Ltd. (“EHPL”)	●	A Singapore company	100% owned by EHHL
	●	Incorporated on May 26, 2023
	●	Management consultancy services for healthcare organization
Fortress Cove Limited (“Fortress Cove”)	●	British Virgin Islands company	100% owned by EUDA
	●	Incorporated on November 2, 2023
	●	A holding company
EUDA Health Malaysia Sdn Bhd (formerly known as CK Health Plus Sdn Bhd) (“CKHP”) (6) (8)	●	A Malaysian company	7% owned by Fortress Cove, and 93% owned by EHHL
	●	Incorporated on November 23, 2023
	●	Direct sale of holistic wellness consumer products and services in Malaysia
Weith Management Limited (“Weith”) (7)	●	British Virgin Islands company	100% owned by EUDA
	●	A holding company
EUDA Health HK Limited (“EHHK”)	●	A Hong Kong company	100% owned by EHPL
	●	Incorporated on 30 March 2026
	●	Operation has not been commenced

(1)	These entities were presented as a discontinued operation in accompanying consolidated financial statements.

(2)	On August 28, 2023, these entities were struck off and dissolved.

(3)	On December 30, 2024, the Company sold 100% equity interest of KRHSG to Merlion Club Limited, an unrelated party, for a consideration of $1.

(4)	On January 1, 2024, the Company lost control of SEMA while it was undergoing liquidation. Accordingly, the Company deconsolidated SEMA from its consolidated financial statements effective as of that date.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(5)	On January 1, 2024, the Company lost control of Euda PL, and its subsidiary ZKTV PL, while they were undergoing liquidation. Accordingly, the Company deconsolidated Euda PL and ZKTV PL from its consolidated financial statements effective as of that date.

(6)	On February 17, 2025, EHHL and Fortress subscribed for equity interests in CKHP. On April 16, 2025, EHHL made an additional equity subscription in CKHP. As of the date of this report, EHHL and Fortress hold approximately 93% and 7% equity interests in CKHP, respectively.

(7)	On April 30, 2025, the Company acquired 100% equity interest in Weith from Alfred Lim, an executive director and shareholder of the Company, for nil consideration. As of the date of issuance of these consolidated financial statements, Weith has no substantive operations other than serving as a holding company.

(8)	On January 8, 2026, CKHP has changed its name to EUDA Health Malaysia Sdn. Bhd.

Note 2 – Going concern

In assessing the Company’s going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from private lenders, third parties and related parties and cash generated from operations have been utilized to finance the working capital requirements of the Company. As of December 31, 2025, the Company’s working capital deficit was approximately $4.8 million, and the Company had cash of approximately $0.3 million. The Company has experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, the Company had, and will likely continue to have, an ongoing need to raise additional cash from outside sources to fund its operations and any expansion plan. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with ASC Subtopic 205-40, Presentation of Financial Statements - Going Concern, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that our consolidated financial statements are issued.

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

The Company can make no assurances that required financing will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include lease classification and liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, fair value of the identifiable intangible assets through assets acquisition, estimate of the useful life of the intangible assets, estimates of allowances for credit losses, estimates of impairment of long-lived assets, valuation of deferred tax assets, other provisions and contingencies, estimated fair value of earn-out shares, prepaid forward purchase liability and private warrants. Actual results could differ from these estimates.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of and for the Year Ended December 31, 2025	As of and for the Year Ended December 31, 2024	As of and for the Year Ended December 31, 2023
Period-end SGD: US$1 exchange rate	1.29	1.37	1.32
Period-average SGD: US$1 exchange rate	1.31	1.34	1.34
Period-end MYR: US$1 exchange rate	4.06	4.47	-

Period-average MYR: US$1 exchange rate	4.28	4.57	-

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

Segment reporting

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker (“CODM”). The Company’s CODM has been designated as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company.

As described in Note 4, in September 2023, the Board resolved on the plan to streamline its medical services practice, which business was carried through subsidiaries of KRHSG, EUDA PL, ZKTV PL, SEMA, ED PL, KR Hill PL, ZKT PL, KR Digital, and Zukihealth, as the Company is in the process of transitioning its business to other medical service fields. The streamlining of the Company’s medical services practice was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s consolidated financial statements in accordance with ASC 205-20-45.

On May 6, 2024, the Company has acquired 100% equity interest in Fortress Cove and its subsidiary CKHP, which business operation is holistic wellness consumer products and services in Malaysia. Upon the completion of the streamlining of its medical service practice and acquisition of Fortress Cove and its subsidiary, the Company reorganized its business to become two reportable segments: property management services, and holistic wellness consumer products and services. The structure of these segments reflect the financial information and reports used by the Company’s management, specifically its Chief Operating Decision Maker (“CODM”), to make decisions regarding the Company’s business, including resource allocations and performance assessments. All assets and continuing operations of the Company are physically located or domiciled in Singapore and Malaysia.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Accounts receivable, net

Accounts receivable, net are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due after 30 to 90 days, depending on the credit term with its customers. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary.

The Company’s accounts receivable and other receivables are within the scope of ASC Topic 326. To estimate expected credit losses, the Company has identified the relevant risk characteristics of the receivables which include size and nature. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions and future economic conditions (external data and macroeconomic factors). This is assessed at each quarter based on the Company’s specific facts and circumstances. There have been no significant changes in the assumptions since adoption. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. Allowance for credit losses amounted to $2,571 and $2,420 related to accounts receivable was recorded as of December 31, 2025 and 2024, respectively.

Inventories, net

Inventories consist of finished goods and are stated at the lower of cost or net realizable value using the moving average unit cost method. Management reviews inventory on hand periodically for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value. As of December 31, 2025 and 2024, $86,656 and $0 inventories write-down related to obsolescence or unmarketable items was recorded.

Other receivables

Other receivables primarily include receivables from employee advance, and refundable deposits from third party service providers. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2025 and 2024, no allowance for credit losses related to other receivables was recorded.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily include prepaid expenses paid to services providers, and other deposits. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2025 and 2024, no allowance for doubtful account related to prepaid expenses and other current assets was recorded.

Long-term investment

As of December 31, 2025 and 2024, the Company holds 39.3% of the equity interests in UG Digitech Sdn. Bhd.(“UGDSB”) through UG Digitech Private Limited (“UGD”), the Company’s 98.3% owned subsidiary, with carrying value of $0.

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

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended December 31, 2025,2024 and 2023, there was no impairment of property and equipment recognized.

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

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the assets. $37,480, $14,755,560, and $0 impairment of intangibles assets was recorded for the years ended December 31, 2025, 2024, and 2023, respectively.

Impairment for long-lived assets

In accordance with ASC 360-10, Long-lived assets, including property and equipment, intangible assets with finite lives, goodwill and right of use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2025, 2024 and 2023, the Company recognized impairment losses on long-lived assets of $37,480, $14,755,560 and $0 respectively.

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

Forward Purchase Receivables and Prepaid Forward Purchase Liabilities

The forward purchase receivable balance was $0 as of December 31, 2025 and 2024. The receivable relates to the prepayment under the forward purchase agreement, as described in Note 11. The prepayment amount is held in a deposit account until the valuation date, which is the second anniversary of the closing of the Business Combination, subject to certain acceleration provisions. Upon maturity, the sellers are entitled to receive $50.0 per Recycled Share (the “Maturity Consideration”), payable in either cash or shares, at the Company’s discretion. Refer to Note 11 for additional information.

In connection with the forward purchase agreement, the Company recognized a liability in accordance with ASC 480-10-25-8, as the Company is obligated to settle the Maturity Consideration in cash. This liability, referred to as the prepaid forward purchase liability, was recorded on the Company’s consolidated balance sheets at $0 as of December 31, 2025 and 2024. (Refer to Note 11).

Convertible notes and derivative liabilities

The Company accounts for convertible notes in accordance with ASC 470, Debt, and ASC 815, Derivatives and Hedging. Convertible notes that contain embedded features—such as conversion rights, bonus shares, top-up shares, or other contingent settlement provisions—are evaluated to determine whether the features require bifurcation and separate accounting. Embedded features that are not clearly and closely related to the host instrument and do not qualify for equity classification are accounted for as derivative liabilities. These derivative liabilities are measured at fair value upon initial recognition and remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss) until the instruments are settled.

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

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of December 31, 2025 and 2024, the Company did not have any contract assets.

The Company recognized advance payments from its customers prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of December 31, 2025 and 2024, the Company did not have any contract liability.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Wellness therapies service

- Performance obligations satisfied at a point in time

The Company carries out its Wellness Therapies services, offering prepaid therapy session packages to customers. The primary performance obligation is providing individual therapy sessions. Each therapy session is considered a separate and distinct performance obligation that provides immediate benefit to the customer upon completion. The total transaction price is allocated evenly across each therapy session based on their relative standalone selling prices. Revenues are recognized at a point in time upon the completion of each individual therapy session. If a customer does not fully utilize all prepaid sessions by the expiration of the package, the Company is entitled to retain any remaining consideration, and the unredeemed balance is recognized as revenue upon the package’s expiration.

Stem cell treatment services

- Performance obligations satisfied at a point in time

The Company enters into arrangements with customers to facilitate access to stem cell treatment services provided by third-party medical providers in China. The Company’s performance obligation is to arrange for the provision of such treatment services, including coordinating scheduling and acting as a liaison between the customer and the service providers. The Company does not provide the underlying treatment.

The Company has determined that it acts as an agent in these arrangements because it does not control the treatment services before they are provided to the customer. Accordingly, revenue is recognized on a net basis, representing the service fee retained by the Company for arranging the services.

Revenue is recognized at a point in time when the Company has fulfilled its obligation to arrange for the treatment services, which is generally when the coordination and facilitation activities are completed and the customer is able to receive the underlying services from the third-party provider.

The Company requires payment in advance of providing its facilitation services. Amounts received prior to satisfying the performance obligation are recorded as contract liabilities and recognized as revenue when the performance obligation is satisfied. Service fees are generally non-refundable.

Licensing service of bioenergy cabin

- Performance obligations satisfied over the time

The Company carries out its licensing services by granting licensees non-exclusive rights to use its CKHP brand, proprietary marks, and Bioenergy Spa Capsules, along with providing ongoing business support throughout the licensing period. The primary performance obligation is to provide the licensee the right to use the brand and equipment, combined with ongoing operational support. The licensee benefits continuously from access to the brand, proprietary technology, and support services during the licensing period. Revenues are recognized over time throughout the licensing period as the Company satisfies its performance obligations by making the licensed rights and support services available to the licensee.

Wellness Membership Program

- Performance obligations satisfied over time

The Company carries out its Wellness Membership Program, where customers pay a fixed fee to access ongoing wellness benefits, including services, discounts, and therapy session entitlements, over a defined membership term. The primary performance obligation is to provide continuous access to wellness services and related benefits throughout the duration of the membership. Customers consume the benefits progressively over time as they utilize the services and privileges under the membership. Revenues are recognized over time throughout the membership term as the Company satisfies its performance obligation by making the wellness products and services available to members.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of December 31, 2025 and 2024, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligation are met. As of December 31, 2025 and 2024, the Company recorded $522,030 and $477,916 of contract liabilities.

Disaggregated information of revenues by products/services are as follows:

	For the Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Property management service:
Property management service – common area management	$3,252,982	$2,870,912	$2,628,073
Property management service – security management	1,114,602	1,051,070	1,078,385
Total property management service revenue	4,367,584	$3,921,982	$3,706,458

Holistic wellness consumer products and services:
Holistic wellness consumer products	406,592	3,262	-
Wellness therapies service	1,772,614	75,572	-
Stem cell treatment service	217,007	-	-
Licensing service of bioenergy cabin	53,347	7,299	-
Wellness Membership Program	3,120	2,890	-
Total holistic wellness consumer products and service revenue	2,452,680	89,023	-

Total revenue	$6,820,264	$4,011,005	$3,706,458

Cost of revenues

Property Management Services

Cost of revenues mainly consists of labor expenses incurred attributable to property management service.

Disaggregated information of cost of revenues by products/services are as follows:

	For the Years Ended
	December 31, 2025	December 31, 2024	December 31, 2023
Property management service:
Property management service – common area management	$2,436,347	$2,334,029	$1,983,009
Property management service – security management	954,020	880,833	881,374
Total property management service cost of revenue	3,390,367	3,214,862	2,864,383

Holistic wellness consumer products and services:
Holistic wellness consumer products	345,691	844	-
Wellness therapies service	44,427	33,144
Licensing service of bioenergy cabin	46,980	-	-
Total holistic wellness consumer products and service cost of revenue	437,098	33,988	-

Total cost of revenues	3,827,465	3,248,850	2,864,383

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Advertising costs

Advertising is mainly through online and offline promotion activities. Advertising costs amounted to $104,926, $77,580 and $455,260 for the years ended December 31, 2025, 2024 and 2023, respectively.

Defined contribution plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $383,897, $351,517 and $316,971 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Malaysia subsidiaries

- Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 4,000;

- Employees Provident Fund (“EPF”) – 12% based on employee’s monthly salary;

- Employment Insurance System (“EIS”) – 0.2% based on employee’s monthly salary capped of RM 4,000.

Goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net GST. The GST are based on gross sales price. GST rate is generally 9%, 9%, 8% for the years ended December 31, 2025,2024 and 2023, respectively in Singapore. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in tax payable.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income tax. The charge for taxation is based on the results for the fiscal year and adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more-likely-than-not of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, the tax returns of the Company’s Singapore entities for the calendar year from 2022 through 2025 remain open for statutory examination by Singapore tax authorities.

The Company recognize interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance.

The Company conducts much of its business activities in Singapore and Malaysia and is subject to tax in its jurisdiction. As a result of its business activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the foreign tax authorities.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company calculates basic and diluted loss per share for continuing operations as follows:

	For the Years Ended December 31
	2025	2024	2023

Numerator
Net loss from continuing operations	$(2,767,710)	$(17,637,783)	$(8,434,781)
Less: Net income (loss) attributable to noncontrolling interest from continuing operations	5,052	(34,287)	3,377
Net loss attributable to common shareholders, basic	$(2,772,762)	$(17,603,496)	$(8,438,158)
Denominator
Weighted average number of shares outstanding, basic and diluted	1,867,716	1,622,996	1,145,032
Loss per share, basic and diluted	$(1.48)	$(10.85)	$(7.37)

The Company calculates basic and diluted earnings/ (loss) per share for discontinued operations as follows:

	For the Years Ended December 31
	2025	2024	2023

Numerator
Net income (loss) attributable to common shareholders, basic	$-	$2,246,340	$(1,601,323)
Denominator
Weighted average number of shares outstanding, basic and diluted	1,867,716	1,622,996	1,145,032
Loss per share, basic and diluted	$-	$1.38	$(1.40)

As of December 31, 2025, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 1,876 and 322,931 of the Company’s ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

As of December 31, 2024, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 1,826 and 222,931 of the Company’s ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

As of December 31, 2023, the Company had dilutive securities from the outstanding convertible notes and warrants convertible into 21,131 and 222,931 of the Company’s ordinary shares, respectively, that were not included in the computation of dilutive loss per share because the inclusion of such convertible notes and warrants would be anti-dilutive.

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

The following table sets forth by level within the fair value hierarchy our financial asset and liability that were accounted for at fair value on a recurring basis As of December 31, 2025 and 2024:

	Carrying Value at December 31, 2025	Fair Value Measurement at December 31, 2025
		Level 1	Level 2	Level 3
Warrant liabilities	$125,000	$-	$-	$125,000

The following is a reconciliation of the beginning and ending balance of the financial assets and liability measured at fair value on a recurring basis for the years ended December 31, 2025 and 2024:

Derivative liabilities (Warrants)
Fair value of warrants upon issuance	$100,000
Change in fair value of warrant liability	25,000
Ending balance as of December 31, 2025	$125,000

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

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, and therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. The Company’s leases generally do not provide a residual guarantee.

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

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2025,2024 and 2023, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Related parties

Parties, which are corporations or individuals, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Recently accounting pronouncements

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Recent adopted Accounting Pronouncements

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, using the retrospective method. (See Note 21)

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 on January 1, 2025, using the retrospective method. (See Note 17).

Recently issued accounting standards which have not yet been adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. If the SEC has not removed the applicable requirements by June 30, 2027, the related amendments will not become effective. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On July 5, 2025, the FASB issued ASU No. 2025-05, Financial Instruments- Credit Losses (“ASU 2025-05”). ASU 2025-05 amends ASC 326-20, the calculation of credit loss allowances estimates the uncollectible portion of short-term receivables and contract assets, using historical and current data without forecasting future conditions, and may include post-balance-sheet collections if eligible. The guidance will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard on its financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flow.

Note 4 – Discontinued operations

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

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023

REVENUE	$-	$-	$992,791

COST OF REVENUE	-	-	800,185

GROSS PROFIT	-	-	192,606

OPERATING EXPENSES
Selling	-	13,209	217,122
General and administrative	-	285,982	1,562,114
Research and development	-	-	19,187
TOTAL OPERATING EXPENSES	-	299,191	1,798,423

LOSS FROM OPERATIONS	-	(299,191)	(1,605,817)

OTHER INCOME, NET	-	2,545,640	5,532

INCOME (LOSS) BEFORE INCOME TAXES	-	2,246,449	(1,600,285)

PROVISION FOR INCOME TAXES	-	109	1,038

NET INCOME (LOSS) ATTRIBUTABLE TO EUDA	$-	$2,246,340	$(1,601,323)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Reconciliation of the amount of cash flows from discontinued operations in the consolidated statements of cash flows for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Net cash (used in) provided by operating activities from discontinued operations	$-	$(9,155)	$295,967

Net cash used in investing activities from discontinued operations	$-	$(3,148)	$-

Net cash provided by (used in) financing activities from discontinued operations	$-	$256,088	$(371,888)

Note 5 – Acquisition of Fortress Cove

On May 6, 2024, EUDA entered into a Share Purchase Agreement with certain persons for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP.

CKHP is a Malaysia company, and it has no operations prior to April 1, 2024 other than start up activities. On March 11, 2024, CKHP signed an agency contract to begin its principal activities, which include the exclusive rights in the distribution of series of collagens of “YOROYAL” brand in Malaysia, Vietnam and Indonesia, through its members and through its online platform. On March 25, 2024, CKHP signed another agency contract which include the exclusive distribution rights to distribute bioenergy cabins in Malaysia from Guangzhou Beauty Wellness Health Technology Co., Ltd. (“GBHT”). Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 428,571 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $35.0 per share based on market price on May 7, 2024, EST. An additional one million ordinary shares (the “Additional Consideration Shares”) will be issued to the persons named in the Share Purchase Agreement if CKHP’s net income for the year ended December 31, 2024 is at least USD 2.0 million and net income for the year ended December 31, 2025 is at least USD 5.0 million. The acquisition closed on May 8, 2024 (“Acquisition Date”). Meng Dong (James) Tan, a significant shareholder of EUDA, who holds 17.8% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove before the Acquisition Date.

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

The following table summarizes the consideration transferred:

Acquisition Date

Fair value of equity transferred in Acquisition Date (1)	$15,000,000
Fair value of contingent consideration (2)	-
Total consideration transferred	$15,000,000

(1)	The fair value of the consideration transferred as of the acquisition date is $15,000,000 (Based on 428,571 new EUDA shares issues at $35.0 based on the closing market price of EUDA on May 7, 2024 EST/May 8 SGT).

(2)

There is a contingent consideration where up to 50,000 new EUDA shares will be issued to the shareholders of Fortress Cove if net income of CKHP is at least $2,000,000 for Fiscal Year 2024 and $5,000,000 for Fiscal Year 2025 (“Milestones”). The contingent consideration will be issued as soon as practicable after both Milestones are achieved. As of the date of the acquisition, based on the financial forecast of CKHP, CKHP forecasted the probability of achieving the Milestones is very unlikely in Fiscal Year 2024 and Fiscal Year 2025. Hence, CKHP considered the fair value of the contingent consideration to be $0.

For the years ended December 31, 2025 and 2024, CKHP’s net income did not reach the required milestone in either year; accordingly, the applicable performance conditions were not achieved. As a result, no additional contingent consideration is payable in connection with these milestones.

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

Note 6 – Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31, 2025	As of December 31, 2024

Accounts receivable	$245,184	$148,594
Allowance for credit losses	(2,571)	(2,420)
Total accounts receivable, net	$242,613	$146,174

As of December 31, 2025 and 2024, the Company had allowance for credit losses of $2,571 and $2,420, respectively.

Movements of allowance for credit losses from accounts receivable are as follows:

	For the Year ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023

Beginning balance	$2,420	$2,504	$-
Addition	-	-	2,463
Exchange rate effect	(149)	(84)	41
Ending balance	$2,571	$2,420	$2,504

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 7 – Inventories

Inventories consist of the following:

	As of December 31, 2025	As of December 31, 2024

Trading goods	$2,844	$128,977

Note 8 – Other receivables

Other receivables consist of the following:

	As of December 31, 2025	As of December 31, 2024

Employee advance and others	$82,964	$4,596
Total	$82,964	$4,596

Note 9 – Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31, 2025	As of December 31, 2024

Office equipment	$235,503	$167,257
Leasehold improvement	12,364	11,299
Subtotal	247,867	178,556

Less: accumulated depreciation	(110,573)	(90,844)
Total	$137,294	$87,712

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to $38,549, $22,111 and $4,886, respectively.

Note 10 – Intangible assets, net

Intangible assets consisted of the following:

	As of December 31, 2025	As of December 31, 2024

Software	$30,637	$19,681
Distribution rights	300,347	337,827
Total intangible assets	330,984	357,508
Less: accumulated amortization	(169,550)	(20,213)
Total intangible assets, net	$161,434	$337,295

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Amortization expense for the years ended December 31, 2025, 2024 and 2023 amounted to $156,660, $20,172 and $0, respectively. Impairment of intangibles assets for the years ended December 31, 2025, 2024 and 2023 amounted to $37,480, $14,755,560 and $0, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending:

Amortization
expenses
Twelve months ending December 31, 2026	$138,221
Twelve months ending December 31, 2027	6,127
Twelve months ending December 31, 2028	6,127
Twelve months ending December 31, 2029	10,959
Total	$161,434

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

Pursuant to the terms of the Prepaid Forward Agreements, Seller 1 and Seller 2 may (i) purchase through a broker in the open market, from holders of Shares other than 8i Acquisition or affiliates thereof, 8i Acquisition’s ordinary shares, no par value, (the “Shares”), or (ii) reverse Seller 1’s and Seller 2’s prior exercise of redemption rights as to Shares in connection with the Business Combination (all such purchased or reversed Shares, the “Recycled Shares 1” and “Recycled Shares 2”, respectively). While Seller 1 and Seller 2 has no obligation to purchase any Shares under the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2, the aggregate total Recycled Shares 1 and Recycled Shares 2 that may be purchased or reversed under the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2 shall be no more than 70,000 shares and 56,250 shares, respectively. Seller 1 and Seller 2 have agreed to hold the Recycled Shares 1 and Recycled Shares 2, for the benefit of (a) 8i Acquisition until the closing of the Business Combination (the “Closing”) and (b) the Company after the Closing (each a “Counterparty”). Seller 1 and Seller 2 also may not beneficially own greater than 9.9% of issued and outstanding Shares following the Business Combination.

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

-Seller 1 and Seller 2 are entitled to receive the Maturity Consideration, an amount equal to the product of: (1) Number of Recycled Shares specified in the Pricing Date Notice, less(b) the number of Terminated Shares multiplied by (2) USD50.00 (the “Maturity Consideration”), in cash. The Company can also pay the Seller 1 and Seller 2 shares based on the Company’s average volume weighted average share price (“VWAP”) of the Shares over 30 Scheduled Trading Days ending on the Maturity Date. Such settlement consideration or OET is considered to be an embedded feature (or instrument) with in the Prepaid Forward Transaction 1 and 2.

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

On June 8, 2023, the Company and the Seller 1 and Seller 2 entered into amendments to the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2 (together, the “Amendments”), to amend the definition of “Maturity Consideration,” such that, Maturity Consideration shall consist of 40,000 ordinary shares of EUDA to be issued to the each Seller by the Company. Pursuant to the Prepaid Forward Agreement 1 and Prepaid Forward Agreement 2, the maturity date of the Prepaid Forward Transactions (the “Maturity Date”) may be accelerated by the Sellers after any occurrence wherein during any 30 consecutive trading-day period, the dollar volume-weighted average price of the Company’s ordinary shares for 20 trading days is less than $60.00 per share. Pursuant to the Amendments, the parties agreed that the Prepaid Forward Transactions shall be accelerated as of the date of the Amendments, and accordingly, the 40,000 ordinary shares (or 80,000 ordinary shares in the aggregate), became immediately due and payable to the Sellers upon execution of the Amendments. The Amendments provide the Sellers with registration rights for the ordinary shares issuable as Maturity Consideration, and also prohibit the Sellers from selling such ordinary shares on any exchange business day in an amount greater than 15% of the daily trading volume of the Company’s ordinary shares on such day. In addition, as of June 8, 2023 (the “Maturity Date”), the Sellers became entitled to retain (a) the remaining prepayment amount paid from the Company’s trust account to the Sellers upon consummation of the Company’s business combination, and (b) the remaining ordinary shares held by each Seller that were subject to the Prepaid Forward Transactions. Pursuant to the Amendments, no other fees, consideration or other amounts are due to the Seller or the Company upon the Maturity Date. These 80,000 ordinary shares were issued on June 8, 2023 pursuant to the agreement. As a result, the Company recognized $2,635,816 loss of settlement on the Prepaid Forward Agreements for the year ended December 31, 2023.

Note 12 – Credit facilities

Short term loans – private lenders

Outstanding balances on short term loans from private lenders consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2025	As of December 31, 2024

Kong Wei Peng	Due on demand	0.0%	None	$2,464	$2,236
Raleigh Investment	January 31, 2025 (Repaid on January 31, 2025)	3.0%	None	-	12,198
8i Asia Limited	June 30, 2025 to December 31, 2025 (Repaid in March 2026)	0.0-8.0%	None	372,190	513,640
Total				$374,654	$528,074

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Short term loans – related parties

Outstanding balances on short term loans from related parties consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	As of December 31, 2025	As of December 31, 2024

Alfred Lim (2)	December 31, 2023, extended to December 31, 2025 (Repaid in March 2026)	8.0%	None	276,558	183,205
8i Enterprises Pte. Ltd (3)	December 31, 2025 (1) (Repaid in March 2026)	8.0%	None	1,498,155	254,892
Total				$1,774,713	$438,097

(1)	On March 15, 2024, loan from 8i Enterprises Pte. Ltd and Meng Dong (James) Tan were converted into the Company’s ordinary shares (refer to Note 16). During the year ended December 31, 2024, the Company entered into new loan agreements with 8i Enterprises Pte. Ltd., borrowing an aggregate amount of $254,892. During the year ended December 31, 2025, the Company entered into new loan agreements with 8i Enterprises Pte. Ltd., borrowing an aggregate amount of $1,325,982. The loans bear interest at a rate of 8% and are scheduled to mature on December 31, 2025. The Company paid off the principal and interest balance in March 2026.

(2)	Mr. Alfred Lim is a Chief Executive Officer, an executive director and shareholder of the Company.

(3)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte. Ltd. Mr. Tan has sole voting and dispositive power over such shares.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Convertible notes – third parties

Outstanding balances on convertible notes consist of the following:

Lender Name	Maturities	Interest Rate	Terms	As of December 31, 2025	As of December 31, 2024

Madam Chong Ah Kaw (1)	January 1, 2025	6.0%	Automatically be converted into the 167 of the Company’s ordinary shares on maturity date	-	22,365
Sarina Binti Md Amin (2)	February 1, 2025	6.0%	Automatically be converted into the 33 of the Company’s ordinary shares on maturity date	4,929	4,472
Rosli Bin Abd Latif	January 25, 2025	6.0%	Automatically be converted into the 17 of the Company’s ordinary shares on maturity date	-	2,236
Total				$4,929	$29,073

(1)	In January 2025, the Company has issued 167 shares of its ordinary shares to Madam Chong Ah Kaw in connection with the conversion of the convertible note.

(2)	As of the date these financial statements were issued, the Company had initiated the conversion of the notes held by Sarina Binti Md Amin into 33 unregistered ordinary shares, with the settlement of such conversion currently in progress.

On August 1, 2025, the Company entered into a convertible promissory note (“Convertible Promissory Note”) agreement and issued a $1,000,000 note. The note was convertible into the Company’s ordinary shares at a variable conversion price based on a discount to the market price, resulting in a variable number of shares issuable. The Company determined that the embedded conversion feature was not indexed to its own stock and therefore bifurcated it as a derivative liability, initially measured at fair value, with the residual proceeds allocated to the host debt.

During the year ended December 31, 2025, the note was fully converted into 32,555 ordinary shares. As the conversion occurred within the same reporting period as issuance, the fair value of the derivative liability at issuance approximated its fair value at conversion, and no material gain or loss was recognized.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Convertible notes – related parties

Lender Name	Maturities	Interest Rate	Terms	As of December 31, 2025	As of December 31, 2024

8i Enterprises Pte. Ltd (1)	December 31, 2025 (2)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $25.4 per shares at any time and from time to time.	$22,373	$22,373
Meng Dong (“James”) Tan (3)	December 31, 2025 (4)	0.0%	Right to convert into the Company’s ordinary shares equal to the unpaid principal amount at $25.4 per shares at any time and from time to time.	24,004	24,004
Total				$46,377	$46,377

(1)	Mr. Meng Dong (James) Tan, the Company’s related party who had more than 10% ownership of the Company, is the sole shareholder and director of 8i Enterprises Pte Ltd. Mr. Tan has sole voting and dispositive power over the shares.

(2)	Since May 15, 2023, 8i Enterprises Pte Ltd (“8iEPL”), a company owned by Mr. Tan, has been rendering certain advisory services for the Company. Pursuant to a certain Settlement Agreement between the Company and 8iEPL dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (“8iEPL Convertible Note”). In April 2024, 8iEPL assigned $889,000 of 8iEPL Convertible Note to a third party and it was converted into 35,000 shares of the Company’s ordinary shares. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the remaining 8iEPLConvertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date. In March 2026, such balance has been fully repaid in cash by the Company.

(3)	Mr. Meng Dong (James) Tan, the Company’s related party has more than 10% ownership of the Company.

(4)	On May 26, 2023, the Company borrowed from Meng Dong (“James”) Tan, a significant shareholder of the Company, an aggregate amount of $22,500, or a total of $24,004 with unpaid and accrued interests at 8% per annum (the “James Tan Loan”). Pursuant to a Settlement Agreement between the Company and Mr. Tan dated March 15, 2024 (the “James Tan Settlement Agreement”), the Company has agreed to issue Mr. Tan a convertible note in the aggregate amount of $24,004 (the “James Tan Convertible Note”) in full satisfaction of the James Tan Loan. Subsequently, in April 2025, a Convertible Note Extension Agreement was executed to: (i) extend the James Tan Convertible Note’s maturity date to December 31, 2025; and (ii) provide that the outstanding unpaid balance will accrue no interest through that date. In March 2026, such balance has been fully repaid in cash by the Company.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The Company determined that the embedded conversion feature from the convertible notes, related parties and third parties, except above mentioned Convertible Promissory Note, qualifies for the scope exception due to the embedded conversion feature indexed to the Company’s stock in accordance with ASC 815-40-15 and meet the equity requirement in accordance with ASC815-40-25.

The movement of convertible notes from third parties and related parties are as following:

	Third parties	Related parties
December 31, 2024 balance	$29,073	$46,377
Issuance of the convertible note	1,000,000	-
Conversion	(1,022,329)	-
Exchange rate difference	(1,775)
December 31, 2025 balance	$4,969	$46,377

Note 13 – Other payables and accrued liabilities

	As of December 31, 2025	As of December 31, 2024

Accrued expenses (i)	$1,351,245	$1,180,519
Accrued payroll	613,590	413,219
Accrued interests (ii)	-	4,391
Total other payables and accrued liabilities	$1,964,835	$1,598,129

(i)	Accrued expenses

The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal, audit and accounting fees, and other miscellaneous office related expenses.

(ii)	Accrued interests

The balance of accrued interests represented the balance of interest payable from short-term loan – third parties.

Note 14 – Warrant liabilities

On November 26, 2025, the Company issued a warrant to purchase up to 100,000 ordinary shares in connection with a securities purchase agreement and received proceeds of $100,000. The warrant was subsequently amended, including a reduction in the exercise price.

The Company determined that the warrant meets the definition of a derivative under ASC 815 and does not qualify for equity classification, as its settlement provisions are not solely indexed to the Company’s own stock. Accordingly, the warrant is classified as a derivative liability and is measured at fair value at issuance and at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The warrant liability was initially recognized at its fair value of $100,000 upon issuance. As of December 31, 2025, the fair value of the warrant liability was $125,000, resulting in a $25,000 loss recognized in the consolidated statements of operations for the year ended December 31, 2025. The fair value of the warrant liability is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs, including consideration of the contractual repurchase feature at $1.25 per warrant share. As the conditions required to trigger the forced cash exercise provision were not met, the Company elected to exercise its contractual repurchase right. Accordingly, in March 2026, the Company repurchased the warrant in full for $125,000.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 15 – Related party balances and transactions

Related party balances

Other receivable – related party

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024

Alex Lai Kum Weng	Director of CKHP	Employee advance	$8,625	$19,497

Other payables – related parties

Name of Related Party	Relationship	Nature	As of December 31, 2025	As of December 31, 2024
Kent Ridge Health Pte Ltd	Shareholders of this entity also are the shareholders of the Company	Operating expense paid on behalf of the Company	395,779	395,779
Meng Dong (James) Tan	Shareholder of the Company	Operating expense paid on behalf of the Company	2,181	2,181
Chong Yew Yen	Director of CKHP (resigned on July 31, 2024) and shareholder of the Company	Operating expense paid on behalf of the Company	230	230
8i Enterprises Pte Ltd (“8iEPL”) (1)	Meng Dong (James) Tan who is the shareholders of this entity is also a the shareholder of the Company	Advisory services fee payable	315,000	135,000
8i Digital services Pte Ltd (“8i Digital”)	Meng Dong (James) Tan who is a shareholders of this entity is also a shareholder of the Company	Advisory services fee payable	21,948	21,952
Vivian Tay	Interim Chief Financial Officer of the Company	Operating expense paid on behalf of the Company	2,849	-
Alfred Lim	Chief Executive Officer, an executive director and shareholder of the Company	Operating expense paid on behalf of the Company	52,114	264
Total			$790,101	$555,406

(1)	A balance of $135,000 was converted into the Company’s ordinary shares in March 2024. See Note 16. On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8i Enterprises Pte Ltd (“8iEPL”) for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services, including advisory for acquisition of Fortress Cove and its subsidiaries which is 40% owned by Meng Dong (James) Tan before the acquisition. As of December 31, 2025 and 2024, the Company had accrued $315,000 and $135,000 advisory service fee pertaining to this Consultancy Agreement, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Short term loans – related parties

See Note 12 for details.

Convertible notes – related parties

See Note 12 for details.

Related party transaction

Acquisition of Fortress Cove

The acquisition of Fortress Cove and its subsidiary CKHP closed on May 8, 2024. Meng Dong (James) Tan, a significant shareholder of EUDA, who holds 17.8% of the currently issued and outstanding ordinary shares of the EUDA, is also a 40% shareholder of Fortress Cove Limited. See Note 5 for details.

Consulting agreements with 8iEPL

On March 16, 2024, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with 8iEPL for a term of 12 months to engage 8iEPL’s services in connection with merger and acquisition advisory services. The Consultancy Agreement had been renewed for an additional 12 months term in March 2025. As of December 31, 2025 and 2024, the Company had accrued $315,000 and $135,000, respectively, in advisory service fees related to this Consultancy Agreement.

IT professional consulting service from 8i Digital

From August 2024 to October 2024, the Company engaged 8i Digital to provide IT professional consulting services. As of December 31, 2025, the Company had accrued $21,948 for this service.

Revenue - related parties

For the year ended December 31, 2025, the Company generated revenue from stem cell treatment services provided to related parties, including Eric Lew, the Company’s Chairman, and Alfred Lim, the Company’s Chief Executive Officer, in the amounts of $2,784 and $6,190, respectively. No revenue from related parties was recognized for the years ended December 31, 2024 and 2023.

Note 16 – Shareholders’ equity

Ordinary shares

The Company is authorized to issue unlimited ordinary shares of no par value. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

-Reverse stock split

On March 23, 2026, the Company effected a 1:20 reverse stock split of its shares of common stock. All share and per share amounts presented herein and in the consolidated financial statements have been retroactively adjusted to reflect the cumulative effect of the March 23, 2026 1:20 reverse stock split.

-Private placements

In May 2023, the Company offered an aggregate of up to 200,000 ordinary shares of the Company in a private placement.

Between May 16 and May 22, 2023, the Company issued and sold to eight accredited investors an aggregate of 47,000 ordinary shares (the “Placement Shares”) at $20.00 per share for an aggregate to purchase price of $940,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder. In July 2023, the Company cancelled 10,000 shares as one of the accredited investors did not pay for the shares in a timely manner.

In August 2023, the Company issued and sold to two accredited investors an aggregate of 2,500 ordinary shares (the “Placement Shares”) at $20.00 per share for an aggregate to purchase price of $50,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

In June 2024, the Company issued and sold to two accredited investors an aggregate of 2,500 ordinary shares (the “Placement Shares”) at $20.00 per share for an aggregate to purchase price of $50,000 in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.

On or about February 24 and 25, 2026, the Company issued and sold to seven accredited investors an aggregate of 625,000 ordinary shares (the “Placement Shares”) at $6.00 per share for an aggregate to purchase price of $3,750,000 in a private placement. The ordinary shares were issued and sold pursuant to the Company’s prospectus dated November 4, 2024 and a prospectus supplement dated March 2, 2026 (the “Prospectus Supplement”). The Prospectus Supplement forms a part of the Company’s Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024, as amended on October 30, 2024, and declared effective on November 4, 2024.

Conversion of debts

-Conversion of debts for the year ended December 31, 2023

On May 16, 2023, the Company signed settlement agreement (“Settlement Agreement”) with James Tan, pursuant to which the Company agreed to issue to James Tan an aggregate of 23,910 restricted ordinary shares of the Company in full satisfaction of all obligations of the Company under the Tan First Loan and the Tan Second Loan. This conversion resulted in $210,408 modification of the loans as the five-day VWAP Price of the Company’s ordinary shares immediately preceding the conversion date is higher than $20.00 and reduced the carrying amount of the convertible debt instrument by $478,200 with a corresponding increase in additional paid-in capital of $688,608. This transaction also resulted in loss on debt settlement of $210,408.

On May 16, 2023, the Company signed settlement agreements (“Settlement Agreements 2”) with two third parties, Shine Link, and Menora, and a related party, 8i Holding, pursuant to which the Company agreed to issue to Shine Link, Menora, and 8i Holding 4,375, 5,950, and 4,130 restricted ordinary shares of the Company, respectively, in full satisfaction of all obligations of the Company under the convertible notes balance from Shine Link, Menora, and 8i Holding. These conversions resulted in $127,204 modification of the convertible notes as the five-day VWAP Price of the Company’s ordinary shares immediately preceding the conversion date was higher than $20.00 and reduced the carrying amount of the convertible debt instrument by $289,100 with a corresponding increase in additional paid-in capital of $416,304. These transactions also resulted in loss on debt settlement of $127,204.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

On May 15, 2023, the Company issued to James Tan the Tan 2023 Note to replace the Tan 2022 Note. The Tan 2023 Note was an interest-free convertible promissory note in the aggregate principal amount of $700,000. On May 15, 2023, James Tan elected to convert the entire unpaid principal in the amount of $700,000 of the Tan 2023 Note into ordinary shares of the Company at $20.00 per share in accordance with the terms of the Tan 2023 Note. On May 16, 2023, the Company issued to James Tan 35,000 ordinary shares in full satisfaction of the Tan 2023 Note. Pursuant to the terms of the Tan 2023 Note, the Company has agreed to register the 35,000 ordinary shares for resale. The Company refers to these 35,000 restricted ordinary shares as the “Converted Shares.” This conversion resulted in $308,000 modification of the convertible notes as the five-day VWAP Price of the Company’s ordinary shares immediately preceding the conversion date is higher than $20.00 and reduced the carrying amount of the convertible debt instrument by $700,000 with a corresponding increase in additional paid-in capital of $1,008,000. This transaction also resulted in loss on debt settlement of $308,000.

On May 16, 2023, the Company signed settlement agreement (“Chen Settlement Agreement”) with Kelvin Chen, the former CEO of the Company, pursuant to which the Company agreed to issue to Kelvin Chen an aggregate of 42,515 restricted ordinary shares of the Company in full satisfaction of Kelvin Chen’s claim for an aggregate amount of $850,306 provided to KRHSG from time to time since inception. Upon issuance of the restricted ordinary shares, the balance own to Kelvin Chen reduced to nil. In order to comply with Nasdaq’s shareholder approval requirement for issuance of stock to an executive officer of a company pursuant to Nasdaq Listing Rule 5635(c), the Company and Dr. Chen amended the Chen Settlement Agreement by entering into a Supplemental Agreement (the “Supplemental Agreement”) on June 6, 2023, so that the shares issued to Dr. Chen would be issued at a per share price not less than the closing bid price of $29.40 per share on May 15, 2023, the day prior to the execution of the Chen Settlement Agreement. Pursuant to the Supplemental Agreement, Dr. Chen has agreed to release and discharge KRHSG of all claims in return for 28,922 ordinary shares at $29.40 per share, the closing bid price of EUDA ordinary shares on May 15, 2023. Dr. Chen has agreed to forfeit and surrender 13,594 ordinary shares of the 42,515 ordinary shares issued to him on May 16, 2023.

The following tables summarize the issuance of shares upon conversion of notes and settlement of debts discussed above:

	Settlement Agreement	Settlement Agreement 2	Tan 2023 Note	Chen Settlement Agreement	Total
Restricted Ordinary shares issued for settlements	23,910	14,455	35,000	28,922	102,287
Share price as of settlement date	$28.80	$28.80	28.80	$29.40
Fair value of settlement shares	$688,608	$416,304	1,008,000	$850,306	$2,963,218
Debt settled on May 16, 2023	$(478,200)	$(289,100)	(700,000)	$(850,306)	$(2,317,606)
Loss on Debt Settlements	$210,408	$127,204	308,000	$-	$645,612

-Conversion of debts for the year ended December 31, 2024

On March 15, 2024, the Company entered into settlement agreements (“Executive Settlement Agreement”) with the former Chief Executive Officer Kelvin Chen, former Chief Financial Officer Steven Sobak, and Chief Executive Officer and Executive Director Alfred Lim to resolve outstanding compensation. Under these agreements, Mr. Chen was issued 8,333 restricted ordinary shares in satisfaction of $212,484, Mr. Sobak received 3,753 restricted ordinary shares for $95,700, and Mr. Lim was granted 2,683 restricted ordinary shares for $68,403. All share issuances were based on the per-share closing price of $25.50 as of March 14, 2024, and fully satisfied the salaries and compensation owed to each executive as of December 31, 2023.

Pursuant to a certain Settlement Agreement between the Company and 8iEPL, the Company’s related party dated March 15, 2024 (the “8iEPL Settlement Agreement”), the Company has agreed to pay 8iEPL for a total sum of $180,000 for such advisory services (the “Services Payment”). Between May 15, 2023 and February 28, 2024, the Company has borrowed from 8iEPL an aggregate amount of $712,254, or a total of $731,373 with unpaid and accrued interests at 8% per annum (the “8iEPL Loan”). Pursuant to the 8iEPL Settlement Agreement, the Company has agreed to pay 8iEPL in full satisfaction of both the Services Payment and the 8iEPL Loan in the form a convertible note in the aggregate amount of $911,373 (the “8iEPL Convertible Note”). In April 2024, 8iEPL assigned the 8iEPL Convertible Note to a third party for an amount of $889,000, and converted into 35,000 shares of the Company’s ordinary shares in May 2024.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The following tables summarize the issuance of shares upon conversion of notes and settlement of debts discussed above:

	Executive Settlement Agreement	8iEPL Settlement Agreement	Total
Restricted Ordinary shares issued for settlements	14,769	35,000	49,769
Share price as of settlement date	$25.50	38.20
Fair value of settlement shares	$376,587	1,337,000	$1,713,587
Debt settled on May 16, 2023	$(376,587)	(889,000)	$(1,265,587)
Loss on Debt Settlements	$-	448,000	$448,000

Conversion of convertible note

On January 16, 2024, the Company entered into a convertible loan agreement with Gilandi Limited (“Gilandi”), pursuant to which Gilandi agreed to lend $500,000 to the Company in two tranches of $250,000 each, payable by January 31 and March 31, 2024 (“Gilandi Convertible Loan”). The loan carried an 8% annual interest rate until its maturity on March 31, 2024, when any outstanding balance would automatically convert into ordinary shares at $20.00 per share. The Company issued a $250,000 convertible note on January 17, 2024, and received the second tranche on March 28, 2024. On March 31, the entire $500,000 loan converted into 25,000 restricted ordinary shares of the Company.

On April 16, 2024, the Company and Affluence Resource Pte. Ltd., a Singapore company (“Affluence”) entered into a convertible loan agreement (the “Convertible Loan Agreement 2”) pursuant to which Affluence has agreed to lend to the Company a convertible loan in the principal amount of $1,000,000 to be paid in two (2) tranches of $500,000 each by April 18, 2024 and May 15, 2024 (the “ Affluence Convertible Loan”). The Affluence Convertible Loan shall bear interest of 12% per annum from the date it is remitted to April 30, 2025 (the “Maturity Date”) or the date when the Affluence sends the Company a written notice to convert any unpaid principal amount of the Convertible Loan with accrued interests (the “Outstanding Sum”) into ordinary shares of the Company (the “Conversion Notice”), whichever is earlier. Anytime on or before May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $20.00 per share. Anytime after May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $28.40 per share. The Company has no right of early repayment of any part of the Affluence Convertible Loan without Affluence’s written consent. Any Outstanding Sum on the Maturity Date will be automatically converted into ordinary shares of the Company at $28.4 per share. On May 31, 2024, the Company issued 50,000 ordinary shares to Affluence following the conversion of the $1,000,000 convertible loan.

In connection with the closing of the Business Combination, the Company issued to Maxim Group LLC (the “Holder”) a convertible promissory note in the aggregate amount of $2,113,125 (the “Note”). The Note bears no interest and at the option of the Holder, may convert into shares of the Company at the fixed conversion price of $30.00 per share. On July 31, 2024, Maxim has assigned the convertible note to a third party, and the entire amount convertible notes has been converted into 70,438 share of the Company’s ordinary share on July 31, 2024.

In January 2025, the Company issued 167 ordinary shares to Madam Chong Ah Kaw upon conversion of a convertible note (Note 12).

During the year ended December 31, 2025, $1,000,000 of the Convertible Promissory Note was fully converted into 32,555 ordinary shares. As the conversion occurred within the same reporting period as issuance, no material gain or loss was recognized upon conversion (Note 12).

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Settlement of Prepaid Forward Contracts

The Company issued 80,000 ordinary shares on June 8, 2023 in connection with the settlement of the Prepaid Forward Contracts with a fair value of $2,368,000. The fair value was determined by using the Company’s closing bid price of $29.60 per share on June 8, 2023. Refer to Note 11 for further detail.

Issuance of ordinary shares in assets acquisition

On May 6, 2024, EUDA entered into a Share Purchase Agreement for the acquisition of all outstanding shares of Fortress Cove and its 100% owned subsidiary, CKHP. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of CKHP for an aggregate consideration of 428,571 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million, or $35.00 per share based on market price on May 7, 2024, EST. Refer to Note 5 for further detail.

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

As of December 31, 2025, the Company had 8,625,000 Public Warrants outstanding and 292,250 Private Warrants outstanding. Each whole Public Warrant and Private Warrant entitles the registered holder to purchase 0.025 share of the Company’s ordinary share at a price of $230.00 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants and Private Warrants in whole and not in part, at a price of $0.01 per warrant:

● at any time while the warrants are exercisable and prior to their expiration,

● upon not less than 30 days’ prior written notice of redemption to each warrant holder,

● if, and only if, the reported last sale price of the ordinary shares equals or exceeds $330.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to warrant holders, and,

● if, there is a current registration statement in effect with respect to the Ordinary Shares underlying the Warrants for each day in the 30-day trading period and continuing each day thereafter until the Redemption Date or the cashless exercise of the Warrants is exempt from the registration requirements under the Securities Act of 1933, as amended (the “Act”)

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted for splits, dividends, recapitalizations and other similar events. Additionally, in no event will the Company be required to net cash settle the warrants.

The only difference between Public Warrants and Private Warrants is that the Private Warrants will not be transferable, assignable or salable until after the completion of reverse recapitalization.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price	Average Remaining Contractual Life
December 31, 2022	8,917,250	222,931	$230.00	4.88
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
December 31, 2023	8,917,250	222,931	$230.00	3.88
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
December 31, 2024	8,917,250	222,931	$230.00	2.88
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	-	-
December 31, 2025	8,917,250	222,931	$230.00	1.88

Earnout shares

As part of the Business Combination, Watermark is entitled to the 200,000 Earnout Shares of the Company’s no par value ordinary shares subject to the following four triggering events:

●	50,000 additional Earnout Shares to be issued if during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, the Company’s share price is equal to or greater than $300.00 after the Closing Date (“Triggering Event 1”);

●	50,000 additional Earnout Shares to be issued if during the period beginning on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date, the Company’s share price is equal to or greater than $400.00 (“Triggering Event 2”);

●	50,000 additional Earnout Shares to be issued if the consolidated audited financial statements of EUDA for the fiscal year commencing January 1, 2023 and ending December 31, 2023, reflect that EUDA has achieved both of the following financial metrics for such fiscal year: (x) revenues of at least $20,100,000 and (y) net income attributable to EUDA of at least $3,600,000 (“Triggering Event 3”);

●	50,000 additional Earnout Shares to be issued if the consolidated audited financial statements of EUDA for the fiscal year commencing January 1, 2024 and ending December 31, 2024, reflect that EUDA has achieved both of the following financial metrics for such fiscal year: (x) revenues of at least $40,100,000 and (y) net income attributable to EUDA of at least $10,100,000 (“Triggering Event 4”).

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

As of December 31, 2025, none of the triggering events had been achieved. Accordingly, the earnout arrangement expired in accordance with its terms, and no Earnout Shares were issued to Watermark.

Note 17 – Income taxes

Upon adoption of the ASU 2023-09 on January 1, 2025, below disclosure and presentation have been retrospectively amended.

Singapore

While the Company consolidates its entities under EUDA, a British Virgin Islands entity as described in Note 1, Organization, management has determined that Singapore represents the Company’s primary tax jurisdiction due to the location of its principal operations.

Accordingly, the statutory income tax rate in Singapore of 17.0% has been used as the domestic statutory tax rate for purposes of the rate reconciliation. The difference between the Company’s domestic statutory income tax rate and its income tax (expense) benefit is primarily attributable to the effect of tax rates in other jurisdictions in which the Company operates, as well as certain non-taxable income and non-deductible expenses.

The Company’s subsidiaries incorporated in Singapore are subject to Singapore income tax on taxable income as reported in their statutory financial statements, as adjusted in accordance with applicable Singapore tax laws. Under the partial tax exemption regime, 75% of the first approximately $8,000 (SGD 10,000) of chargeable income and 50% of the next approximately $144,000 (SGD 190,000) of chargeable income are exempt from income tax.

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

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based upon existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that have been incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

loss before income taxes were comprised of the following:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023

Singapore	$123,586	$(378,777)	$(203,411)
Foreign	(2,849,361)	(17,263,385)	(8,231,370)
Total loss before income taxes	$(2,725,775)	$(17,642,162)	$(8,434,781)

The provision (benefit) for income taxes consisted of the following:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023

Current
Singapore	$37,556	$-	$-
Foreign	-	-	-
Total Current	37,556	-	-
Deferred
Singapore	-	-	-
Foreign	4,379	(4,379)	-
Total Deferred	4,379	(4,379)
Provision (benefit) for income taxes	$41,935	$(4,379)	$-

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	$	$	$
Singapore statutory income tax rate	$(463,382)	$(3,057,434)	$(1,433,913)
Foreign tax effects
Foreign tax effects - Cayman	435,999	774,371	1,399,333
Foreign tax effects - Malaysia	(9,426)	(1,080,281)	-
Change in valuation allowance	79,124	174,405	34,580
Nontaxable or non-deductible items
Impairment loss from intangible assets	6,372	2,508,445	-
Other non-deductible/non-taxable items	(6,752)	676,115	-
Total tax provision	$41,935	$(4,379)	$-

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	%	%	%
Singapore statutory income tax rate	17.0%	17.0%	17.0%
Foreign tax effects
Foreign tax effects - Cayman	(16.0)%	(4.3)%	(16.6)%
Foreign tax effects - Malaysia	0.3%	6.0%	-%
Change in valuation allowance	(2.8)%	(1.0)%	(0.4)%
Nontaxable or non-deductible items			-%
Impairment loss from intangible assets	(0.2)%	(14.0)%	-%
Other non-deductible/non-taxable items	0.2%	(3.7)%	0.0%
Effective tax rate	(1.5)%	0.0%	0.0%

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	December 31, 2025	December 31, 2024

Deferred Tax Assets
Valuation allowance for credit losses	$437	$411
Net operating loss carry forwards	820,114	675,460
Lease liabilities	21,002	32,849
Less: valuation allowance*	(821,521)	(676,318)
Total deferred tax assets, net	$20,032	$32,402

Deferred Tax Liabilities
Right of use assets	$(20,032)	$(32,402)
Amortization of intangible assets	(81,079)	(76,700)
Total deferred tax liabilities	(101,111)	(109,102)
Deferred tax liabilities, net	$(81,079)	$(76,700)

*	The valuation allowance on all deferred tax assets increased by $145,203 from December 31, 2024 to December 31, 2025.

As of December 31, 2025 and 2024, the Company had net operating losses carry forward (including temporary taxable difference of bad debt expense) of approximately $3.6 million and $3.7 million, respectively, from the Company’s Singapore and Malaysia subsidiaries. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely, while the net operating losses from the Malaysia subsidiary can be carried forward of ten years. Due to the limited operating history of certain Singapore and Malaysia subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses (including temporary taxable difference of bad debt expense) of approximately $0.8 million and $0.7 million related to Singapore and Malaysia subsidiaries as of December 31, 2025 and 2024, respectively.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Income taxes paid

The following table presents income taxes paid, net of refunds, disaggregated by jurisdiction for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023

Singapore	$32,156	$11,627	$42,900
Foreign	-	-	-
Total tax provision	$32,156	$11,627	$42,900

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2025, 2024, and 2023.

Taxes payable consist of the following:

	December 31, 2025	December 31, 2024

GST taxes payable	$75,299	$260,243
Income taxes payable	10,222	2,801
Totals	$85,521	$263,044

Note 18 – Concentrations risks

(a) Major customers

For the years ended December 31, 2025 and 2024, one customer accounted for 38.3% and 10% of the Company’s total revenues. For the year ended December 31, 2023, one customer accounted for 11.3% of the Company’s total revenues.

As of December 31, 2025, two customers accounted for 20.0% and 17.0% of the Company’s total balance of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 19.0% and 15.0% of the Company’s total balance of accounts receivable, respectively.

(b) Major vendors

For the years ended December 31, 2025, 2024 and 2023, no vendor accounted for 10% or more of the Company’s total purchases.

As of December 31, 2025, two vendors accounted for 80.4% and 19.6% of the Company’s total balance of accounts payable. As of December 31, 2024, two vendors accounted for 79.9% and 10.7% of the Company’s total balance of accounts payable.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $57,000 (SGD 75,000) per account. As of December 31, 2025 and 2024, the Company had cash balance of $204,194 and $70,670 was maintained at DI Scheme banks in Singapore, of $0 was subject to credit risk, respectively. The United States’ Federal Deposit Insurance Corporation (FDIC) standard insurance amount is up to $250,000 per depositor per insured bank. As of December 31, 2025 and 2024, the Company had cash balance of $42,195 and $15,237 was maintained at banks in the United States, of which none was subject to credit risk. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to approximately $53,000 (MYR 250,000) per depositor per insured bank. As of December 31, 2025 and 2024, the Company had cash balance of $98,509 and $151,506 was maintained at banks in Malaysia, of $0 and $79,219 was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 19 – Leases

As of December 31, 2025 and 2024, the Company has leased three offices, which were classified as operating leases. In addition, the Company had two office equipment leases which were classified as finance leases.

The Company occupies various offices pursuant to operating lease agreements with a term shorter than twelve months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

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

The ROU assets and lease liabilities are determined based on the present value of the future minimum rental payments of the lease as of the adoption date, using weighted average interest rate of 5.54% and 9.60% for operating lease and finance lease, respectively. The interest rate was determined using incremental borrowing rate with similar term in Singapore and Malaysia.

Operating and finance lease expenses consist of the following:

		For the Years Ended
	Classification	December 31, 2025	December 31, 2024	December 31, 2023

Operating lease cost
Lease expenses	General and administrative	$216,639	$133,533	$123,366
Lease expenses – short-term	General and administrative	-	-	-
Finance lease cost
Amortization of leased asset	General and administrative	7,322	7,157	8,148
Interest on lease liabilities	Other expense -Interest expenses	2,429	2,855	2,584
Total lease expenses		$226,390	$143,545	$134,098

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Weighted-average remaining term and discount rate related to leases were as follows:

	As of December 31, 2025	As of December 31, 2024

Weighted-average remaining term
Operating lease	1.2 years	0.8 years
Finance leases	2.4 years	3.4 years
Weighted-average discount rate
Operating lease	5.54%	5.94%
Finance leases	9.60%	9.60%

The following table sets forth the Company’s minimum lease payments in future periods as of December 31, 2025:

	Operating lease	Finance lease
	payments	payments	Total
Twelve months ending December 31, 2026	$135,727	$8,172	$143,899
Twelve months ending December 31, 2027	50,878	8,172	59,050
Twelve months ending December 31, 2028	-	10,886	10,886
Twelve months ending December 31, 2029	-	-	-
Twelve months ending December 31, 2030	-	-	-
Total lease payments	186,605	27,230	231,835
Less: discount	(9,575)	(3,562)	(13,137)
Present value of lease liabilities	$177,030	$23,668	$200,698

Note 20 – Commitments and contingencies

Commitments

On November 4, 2025, the Company entered into an “at-the-market” (“ATM”) offering agreement with Chardan Capital Markets, LLC (“Chardan” or “Agent”). Under the terms of the ATM offering agreement, Charden may, from time to time, sell its common shares having an aggregate offering value of up to $10 million through Charden, as sales agent. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility. As of December 31, 2025, there were no transactions under the ATM.

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

KRHSG also filed a claim against Mr. Capes and one other defendant as a separate case in July 2023 in connection with unlawfully obstructed access to KRHSG’s client and clinic management systems, disrupting their business and resulting in losses to KRHSG in May 2023. On December 30, 2024, the Company sold 100% equity interest of KRHSG to a third party and therefore KRHSG is no longer an affiliate of the Company as of December 31, 2025.

On May 10, 2024, EUDA was served a statutory demand (the “Statutory Demand”) pursuant to Section 155(1) of the British Virgin Islands Insolvency Act 2003 (the “Insolvency Act”) by Carey Olsen Singapore LLP ( “Carey Olsen”) for payment of an alleged total indebtedness of US$138,202.66 in connection with the purported legal services rendered between February and August 2023 pursuant to an alleged engagement letter dated February 22, 2023 signed by certain former directors of the Company purportedly acting on behalf of the Company. The Company is of the position that it is not liable to pay the amount demanded by Carey Olsen in the Statutory Demand. On May 24, 2024, the Company filed an originating application seeking an order to set aside the Statutory Demand, and for Carey Olsen to pay the Company’s costs of the application. The originating application was first heard on January 30, 2025, following which it was adjourned to allow Carey Olsen to produce its work product. Following a further hearing of the Originating Application on 1 May 2025, the BVI Court found that there was a substantial dispute in respect of the Statutory Demand and ordered the Statutory Demand to be set aside, with costs ordered in favor of the Company.

As of December 31, 2025 and 2024, except as disclosed above, the Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Note 21 – Segments information

Upon adoption of the ASU 2023-07 on January 1, 2024, below disclosure and presentation have been retrospectively amended.

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

The CODM evaluates the performance of reportable segments and allocates resources primarily based on segment profit (loss). Segment profit (loss) represents segment revenue less directly attributable and allocated cost of revenue and operating expenses. Segment profit (loss) is the primary measure used by the CODM and is determined in a manner consistent with the measurement principles used in preparing the consolidated financial statements in accordance with ASC 280-10-50-28A. The CODM does not evaluate the performance of segments using asset information. As such, the Company does not allocate assets to its reportable segments.

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Segment profit (loss) excludes certain corporate-level expenses and non-operating items that are not allocated to the reportable segments. These items primarily include professional fees, loss on debt settlement, change in fair value of prepaid forward purchase liabilities, loss on settlement of prepaid forward contracts, and other corporate expenses managed on a consolidated basis. Such amounts are presented as reconciling items to consolidated net loss before income taxes. As a result, consolidated net loss before income taxes includes these unallocated corporate-level and non-operating items that are excluded from segment profit (loss), which gives rise to the difference between total segment profit (loss) and consolidated net loss before income taxes.

The CODM uses segment profit (loss) in the annual budgeting and forecasting process to allocate capital, marketing expenditures, and personnel resources among the property management services and holistic wellness consumer products and services. The CODM reviews segment profit (loss) on a regular basis, including comparisons of budgeted results to actual results, to evaluate margin performance, cost efficiency, and profitability trends within each segment. Segment profit (loss) is also used to compare the relative operating performance of the reportable segments in making decisions regarding expansion initiatives, product strategy, sales focus, and operational investments.

The Company has identified its operating segments based on the internal financial information reviewed by the CODM to assess performance and allocate resources. The Company’s operating segments are organized primarily based on the nature of products sold and services provided. Based on the aggregation criteria in ASC 280, the Company has determined that it has two reportable segments: property management services and holistic wellness consumer products and services.

The following tables summarize the Company’s segment information for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31, 2025
	Property management services	Holistic wellness consumer products and services	Total
Revenue from external customers	$4,367,584	$2,452,680	$6,820,264

Less:
Cost of revenue	3,390,367	437,098	3,827,465
Salary Expense	324,682	812,089	1,136,771
Bad debt expense	4,050	-	4,050
Impairment loss on long-lived assets		37,480	37,480
Other segment items	495,012	2,273,902	2,768,914
Segment profits (loss)	153,473	(1,030,592)	(954,416)

Reconciliation of segment profits (loss)
Less: Unallocated amounts
Professional fees			1,723,632
Other corporate expenses			47,727
Net loss before income taxes			(2,725,775)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

	For the Year Ended December 31, 2024
	Property management services	Holistic wellness consumer products and services	Total

Revenue from external customers	$3,921,982	$89,023	$4,011,005

Less:
Cost of revenue	3,214,862	33,988	3,248,850
Salary Expense	680,792	114,145	794,937
Impairment loss on long-lived assets	-	14,755,560	14,755,560
Bad debt expense	-	44,885	44,885
Other segment items	214,442	573,029	787,471
Segment loss	(188,114)	(15,432,584)	(15,620,698)

Reconciliation of segment loss
Less: Unallocated amounts
Professional fees			1,282,865
Loss on debt settlement			448,000
Other corporate expenses			290,599
Net loss before income taxes			(17,642,162)

	For the Year Ended December 31, 2023
	Property management services	Holistic wellness consumer products and services	Total

Revenue from external customers	$3,706,458	$-	$3,706,458

Less:
Cost of revenue	2,864,383	-	2,864,383
Salary Expense	749,437	-	749,437
Bad debt expense	2,463	-	2,463
Other Segment items	223,452	-	223,452
Segment loss	(133,277)	-	(133,277)

Reconciliation of segment loss
Less: Unallocated amounts
Professional fees			2,364,263
Change in fair value of prepaid forward purchase liabilities			1,303,658
Loss on settlement of prepaid forward contracts			2,635,816
Other corporate expenses			1,997,767
Net loss before income taxes			(8,434,781)

EUDA HEALTH HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Other Significant Items:

	For the Year Ended December 31, 2025
	Property management services	Holistic wellness consumer products and services	Others	Total
Interest expense	$24,289	$4,558	$250,398	$257,385
Depreciation and amortization	$2,821	$38,732	$153,656	$195,209
Capital expenditure	$104,450	$-	$-	$104,450

	For the Year Ended December 31, 2024
	Property management services	Holistic wellness consumer products and services	Unallocated	Total
Interest expense	$2,137	$10,440	$32,313	$44,890
Depreciation and amortization	$139,987	$13,058	$20,172	$173,217
Capital expenditure	$-	$113,603	$2,427	$116,030

	For the Year Ended December 31, 2023
	Property management services	Holistic wellness consumer products and services	Unallocated	Total
Interest expense	$2,584	$-	$20,641	$23,225
Depreciation and amortization	$119,348	$-	$-	$119,348
Capital expenditure	$-	$-	$-	$-

Disaggregated information of revenues by regions are as follows:

	For the Years Ended December 31,
	2025	2024	2023

Singapore	$4,827,569	$3,921,982	$3,706,458
Malaysia	1,992,695	89,023	-
Total	$6,820,264	$4,011,005	$3,706,458

Note 22 – Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2025. Other than the events described below, the Company did not identify any additional subsequent events that would require disclosure.

On February 24 and 25, 2026, the Company entered into securities purchase agreements (the “Securities Purchase Agreements 2026”), with accredited investors for the purchase of an aggregate of 625,000 ordinary shares for an aggregate purchase price of $3,750,000.

In connection with securities purchase agreement dated as of November 26, 2025 with an accredited investor for the purchase of a warrant that was immediately exercisable into 100,000 newly-issued ordinary shares (Note 14). On February 27, 2026, the Company repurchased such warrant in full for the purchase price of $125,000, and such warrant was cancelled.

On April 24, 2026, the Company entered into a Simple Agreement for Future Tokens (“SAFT”) with QB Limited, an unaffiliated third party in Hong Kong for the pre-sale of QB Utility Tokens (the “Token”). Under the SAFT, the Company has committed to purchase an aggregate of 16 million Tokens in two tranches: (i) 1 million Tokens for $250,000; and (ii) within three (3) months thereafter, 15 million Tokens for 500,000 ordinary shares for which EUDA has agreed to file a resale registration statement within 90 days thereafter. QB Limited is obligated to issue the first tranche of Tokens upon the Company providing a designated network address for the allocation of such Tokens.

